7/29 .

82- SUBMISSIONS FACING SHE[ET]

02042925

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Ceska Sporitelna

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

AUG 0 1 2002

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 4384 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 7/30/02

02 JUL 29 AM 10:54

AR/S
12-31-01



2001 annual report

ČESKÁ SPOŘITELNA

FINANCIAL HIGHLIGHTS

Balance sheet indicators

(MCZK)	Consolidated 2001	Consolidated 2000	Consolidated 1999	Unconsolidated 2001	Unconsolidated 2000	Unconsolidated 1999
Total assets	491,605	438,055	377,868	444,728	397,563	344,055
Loans and advances to financial institutions, gross	120,104	155,144	133,143	106,047	138,296	118,553
Loans and advances to customers (without CKA, gross)	149,473	134,900	124,210	137,805	124,765	117,524
Securities and other financial investments	144,140	113,231	85,118	128,247	104,099	76,554
Amounts owed to financial institutions	31,142	16,709	10,877	26,440	12,668	8,090
Amounts owed to customers	388,252	352,622	317,327	354,445	327,255	291,457
Shareholders' equity	24,455	22,655	22,844	24,118	22,070	21,851

Profit and loss account indicators

(MCZK)	Consolidated 2001	Consolidated 2000	Consolidated 1999	Unconsolidated 2001	Unconsolidated 2000	Unconsolidated 1999
Net interest income	15,156	11,998	14,042	13,551	10,739	12,619
Net fee and commission income	6,198	5,121	4,226	6,130	4,925	4,093
Operating income	22,187	19,112	19,830	20,518	17,391	17,855
Operating expenses	(15,224)	(13,508)	(13,441)	(13,734)	(11,854)	(12,006)
Operating profit	6,963	5,604	6,389	6,784	5,537	5,849
Provisions for losses on loans and advances	(2,731)	(3,217)	(11,650)	(2,450)	(2,982)	(11,313)
Net profit/(loss) for the year	1,798	41	(6,222)	2,012	447	(7,213)

Basic ratios

	Consolidated 2001	Consolidated 2000	Consolidated 1999	Unconsolidated 2001	Unconsolidated 2000	Unconsolidated 1999
Net interest margin	3.1%	2.8%	3.4%	3.0%	2.7%	3.3%
Capital adequacy (BIS)	16.5%	16.0%	17.7%	16.5%	15.6%	17.5%
Interest/expense ratio	68.6%	70.7%	67.8%	66.9%	68.2%	67.2%
Non-interest income/operating income	31.7%	37.2%	29.2%	34.5%	38.3%	29.3%
ROE	7.6%	0.2%		8.7%	2.0%	
ROA	0.4%	0.0%		0.5%	0.2%	

RATINGS OF ČESKÁ SPOŘITELNA
AS OF 31 DECEMBER 2001

Rating Agency	Long-term	Short-term	Individual	Support	Financial Strength	Outlook
Fitch	BBB	F2	D	2		stable
Moody's	Baa1	Prime – 2			D +	
Standard & Poor's	BB+	B				stable

SHAREHOLDERS OF ČESKÁ SPOŘITELNA

STRUCTURE OF SHAREHOLDERS AS OF 31 DECEMBER 2001

	Ownership percentage	Share in voting rights (%)
Erste Bank der oesterreichischen Sparkassen AG, Graben 21, Vienna, Austria	52.15	56.31
Česká pojišťovna, a.s., Spálená 16, Prague 1	6.59	7.11
European Bank for Reconstruction and Development, One Exchange Square, London, Great Britain	5.92	6.39
Cities and towns of the Czech Republic	7.38	X
Trustees on behalf of stock owners	11.21	12.10
Other corporate entities	15.51	16.75
of which: domestic	1.53	1.65
foreign	13.98	15.10
Private individuals	1.24	1.34
of which: domestic	1.21	1.31
foreign	0.03	0.03

AVS (DIE ERSTE OESTERREICHISCHE Spar-Casse Anteilsverwaltungssparkasse) a savings bank holding company, which is the largest shareholder of Erste Bank (the majority shareholder of Česká spořitelna), made in April 2002 a tender offer for the buy-out of the shares issued by Česká spořitelna. This tender offer led to changes in Česká spořitelna shareholders' structure.

STRUCTURE OF SHAREHOLDERS AS OF 22 MAY 2002

	Ownership percentage	Share in voting rights (%)
Erste Bank der oesterreichischen Sparkassen AG, Graben 21, Vienna, Austria	52.40	56.57
DIE ERSTE oesterreichische Spar-Casse, Graben 21, Vienna (AVS)	32.57	35.16
Česká pojišťovna, a.s., Spálená 16, Praha 1	4.96	5.35
Cities and towns of the Czech Republic	7.38	X
Trustees on behalf of stock owners	0.31	0.34
Other corporate entities	1.71	1.85
of which: domestic	0.42	0.46
foreign	1.28	1.39
Private individuals	0.68	0.74
of which: domestic	0.66	0.71
foreign	0.03	0.03

ČESKÁ SPOŘITELNA FINANCIAL GROUP

Česká spořitelna, a.s.

Stavební spořitelna České spořitelny, a.s.

Investiční společnost České spořitelny, a.s.

Penzijní fond České spořitelny, a.s.

Pojišťovna České spořitelny, a.s.

Leasing České spořitelny, a.s.

Factoring České spořitelny, a.s.

Sindat consulting České spořitelny, a.s.

Informatika České spořitelny, a.s.

ANNUAL REPORT 2001

ČESKÁ SPOŘITELNA, A.S.

CONTENTS

ČESKÁ SPOŘITELNA'S PROFILE

Česká spořitelna, the largest bank in the Czech Republic in terms of the number of clients, became a member of the strong central European Erste Bank Group in 2000. In the period from July 2000 through December 2001, Česká spořitelna underwent a major transformation which impacted all the areas of its activities and operations. While the key part of the transformation program has been completed, Česká spořitelna continues to implement projects which will continue its evolution into a **client-oriented, modern and competitive bank of European quality.**

Česká spořitelna's history dates back to 1825 when the bank played an important role in developing trade, industry, agriculture and crafts. Savings bank activities have developed over time into a key and integral part of the Czechoslovak and later the Czech banking sector. Since 1992, Česká spořitelna has been operating as a joint stock company. **Together with specialized subsidiary companies,** Česká spořitelna forms one of the strongest groups in the Czech region. The Česká spořitelna Financial Group **covers all the financial needs of clients** in one place, under one name and through the combination of all modern communication channels.

Česká spořitelna **operates primarily as a retail bank** for clients of all age categories and various life styles. The character of the client base is reflected in a broad range of products and services that Česká spořitelna offers within its retail banking services. Česká spořitelna has recently substantially expanded its product offering to include modern e-banking products. Another key client category includes **small and medium sized businesses, entrepreneurs and sole proprietorships,** for which Česká spořitelna has developed programs targeted at supporting their competitiveness both on the local and international markets. Česká spořitelna additionally takes a leading role in **financing large corporations and companies.** Quality relations are traditionally maintained with municipalities, a majority of which are Česká spořitelna's clients. By using the loans granted to them by Česká spořitelna, **municipalities** have been in a position to implement a series of investment projects largely focused on reconstructing and developing infrastructure and recently also more and more on housing.

As a result of the number of cards issued and its extensive ATM network – the largest in the Czech Republic – Česká spořitelna **is the leading bank with respect to payment cards**. With more than 2.2 million payment cards issued, Česká spořitelna accounts for approximately 48 percent of the Czech payment card market. In 1996, Česká spořitelna was the first bank in the Czech banking market to offer credit cards to its clients.

Česká spořitelna's share of the retail deposit market, total primary deposit and retail loans is 33 percent, 23 percent and 32 percent, respectively. Česká spořitelna retains a 24 percent share of the retail mortgage loan market. Česká spořitelna is a major securities trader in the Czech capital markets. Due to its strong position in the primary deposits market, Česká spořitelna remains a market maker in the inter-bank deposit market. Česká spořitelna's share of the interbank lending market is 12 percent. In addition, Česká spořitelna is an active lender to corporate entities and businesses, its share of the loans issued to sole traders is 45 percent.

The entrance of a strategic investor has created new opportunities for Česká spořitelna to develop and upgrade information technology. Česká spořitelna has made significant capital investments in the area of Investment Technology and is implementing a new, integrated IT system. One of the significant results of the IT investment is a modern **Client Center** which is available to clients 24 hours a day, seven days a week. The modernization of the **Card Center** and the development of the backup center have substantially improved the reliability of Česká spořitelna's ATM network and facilitated the further development of card transactions. The improvements in modern services and information technologies have also led to a rapid increase in the number of e-banking service clients.

Among the most important of the transformation changes implemented by Česká spořitelna following its privatization is a **new approach to clients** which involves researching the market and determining its needs. Along with the introduction of modern products and services, Česká spořitelna has been changing its system of client service and re-organizing it branches to improve the environment. In addition, the bank developed and put in place an extensive training program to enable its employees to provide better service and a more responsive client approach.

THE YEAR 2001 REVIEW

January

The Office of the Ombudsman began its activities
Self –service Payment Collection boxes were introduced
New remuneration structure implemented

February

An outplacement program designed to support laid-off staff was approved
Centralization of credit decision making resulting in faster loan turnaround times

March

The sale of a new product 'Group life insurance' began
Branch re-engineering in pilot

April

Programs 'TOP Business' and 'TOP Housing' were approved
The 2 millionth payment card was issued
Quality Standards were approved
The first branches were reconstructed

May

General Meeting of Shareholders
A new Card Center was put into operation
Internet Banking http://online24.csas.cz went live
Erste Bank Prague and Česká spořitelna integration completed

June

A credit line agreement was signed between Česká spořitelna and EBRD
Selected accounting operations were centralized in Prague
First advantageous mortgage loans were granted under the 'TOP Housing' program
Service Quality Training for employees
Service Quality measurement of all branches

July

The Code of Ethics took effect
The Smetanova Litomyšl festival

August

The SAP system went live

September

A new logo and design for all the companies of the financial group was introduced
The Client Center in Prostějov and Servis 24 went live
New internet and intranet sites were launched

October

Extraordinary Meeting of Shareholders
A new subsidiary Corporate Development was formed

November

Selected modules of the Symbols system went live
The share price exceeded CZK 300

December

Accounts in EMU currencies were successfully converted into euro accounts
The 'Naše spořitelna' transformation program was completed
Headcount target reached

A WORD FROM THE CHAIRMAN
OF THE BOARD OF DIRECTORS AND CEO



Dear Shareholders, Clients and Colleagues:

2001 was a tumultuous year for Česká spořitelna. We began the year with our ATM and Point of Sale networks not working and facing the crucial task of implementing Transformation Plans which were intended to re-create Česká spořitelna as a modern financial services institution.

After an enormous amount of work on the part of everybody at Česká spořitelna, 2001 ended with the ATM and Point of Sale networks working, with the Transformation Program completed, with customer service scores increasing, and with Česká spořitelna positioned for an 18 percent Return on Equity in 2002 and tremendous growth in 2003 and 2004.

2001 was a year of monumental change at Česká spořitelna. It was the year when my colleagues at Česká spořitelna – the Česká spořitelna Team - proved to themselves, to our clients, and to the Czech Republic that they are capable of competing and succeeding in the modern financial services marketplace in Europe.

CLIENTS

Our customers saw new channels through which to conduct business, much higher service levels, better products, and a more professional staff. The new Česká spořitelna logo was the signal to our clients of the tremendous changes that are on-going inside the Česká spořitelna Group.

In 2001 a new era of Direct Banking arrived at Česká spořitelna. Customers can and do use our Branches, but now they have other channels from which to choose.

Servis 24, Internet Banking, and GSM SIM Toolkit were all introduced. A new 24 hours per day, seven days per week telephone center ("Client Information Center") was opened in Prostějov. The Center will be the backbone of our Direct Banking efforts for the next decade.

In addition to tremendous investment in technology and infrastructure, Česká spořitelna invested heavily in its employees, who are the body and soul of our Group. 72,000 man-days of training took place in 2001. The result is a more professional staff that is better able to serve our clients.

Our products continue to improve. Driven by the Česká spořitelna rate reductions, mortgages in the Czech Republic have grown by more than 40 percent. Comprehensive banking services – including account management, asset management, factoring, building society loans, insurance, pension plans, and leasing – have become the reality at Česká spořitelna.

And our clients have responded. Consumers, SMEs, Corporations, Municipalities - all are doing more business with Česká spořitelna. They are buying more products, and experiencing our improved service levels.

SHAREHOLDERS

Česká spořitelna's strategic shareholder, Erste Bank, continues to provide the leadership and direction that enables Česká spořitelna to succeed.

Both Erste and other shareholders have reaped financial rewards as Česká spořitelna exceeded the financial targets that were set for it. The Česká spořitelna share price increased by more than 40 percent in 2001, because investors gained confidence in Česká spořitelna's ability to transform itself into a modern financial services provider.

COMMUNITIES

As part of its mission, Česká spořitelna recognizes a corporate responsibility to support the communities where it does business. In 2001, Česká spořitelna contributed CZK 145 million to worthy organizations operating throughout the Czech Republic in the fields of culture, social welfare, sports and education.

The Prague Spring Music Festival, 10 Centuries of Architecture, the anti-cancer group Mamma, Paralympics, and Bicycle for Life are a just few examples of the many activities that were sponsored by Česká spořitelna in 2001.

EMPLOYEES

During 2001 our employees took advantage of the opportunities and rose to meet the challenges placed before them. As a result, they are better paid, better trained, and better equipped to succeed than they have ever been before.

At the same time, we have had to go through the painful experience of reducing the number of employees. In the Bank alone, staff went from approximately 14,000 to 12,000. Many long time employees of the Bank had to leave. Downsizing is never easy, but we could not have afforded to make the needed investments without it.

So, for our customers, our shareholders, the communities where we do business, and our employees, 2001 was a very successful year. It was also painful and traumatic because success is never easy.

At Česká spořitelna we still have much to accomplish. We must continue to improve our products, educate our clients about financial planning, build a modern IT infrastructure, and reduce bureaucratic procedures. But we have a solid base on which to build: 2001 has laid the foundation for our success as a modern financial services provider.

Now it is up to us to be as successful in 2002 as we were in 2001.

April 2002



Jack STACK

BOARD OF DIRECTORS

at 31 December 2001



John James Stack

Chairman of the Board of Directors and CEO
born on 4 August 1946

Mr Jack Stack is an American citizen. He studied mathematics and economics at Iona College (BA, 1968) and the Harvard Graduate School of Business Administration specializing in finance and management (MBA, 1970).

From 1970 until 1977, Mr Jack Stack worked in municipal government in New York. From 1977 until 1999 he served at Chemical Bank which merged into Chase Manhattan Bank in a variety of increasingly important positions. Before joining Česká spořitelna he was an Executive Vice President at Chase.

On 1 March 2000, Jack Stack became Deputy Chairman of the Board of Česká spořitelna. On 4 July 2000, he was elected Chairman of the Board of Directors and CEO of ČS.



Dušan Baran

Vice-chairman of the Board of Directors and First Deputy CEO
born 6 April 1965

Mr Baran is a graduate of the Mathematics and Physics Faculty of Charles University in Prague and a banking course at the Graduate School of Banking, University of Colorado, Colorado, USA. During 1991 – 1993 he worked for Agrobanka, a.s. in the treasury function. He joined Česká spořitelna in November 1993, where he held various positions including head of the Credit Risk Management Department, head of the Assets and Liabilities Management Department, Director of the Treasury Division, and Director of the Risk Management Division. He was appointed as a member of the Board of Directors and Deputy CEO of ČS in May 1998 and was promoted to Chairman of the Board of Directors and CEO in March 1999. On 4 July 2000 he was elected Vice-chairman of the Board of Directors of ČS and appointed as the First Deputy CEO. He is also the Chief Financial Officer of ČS. Mr Baran is the Vice-chairman of the Stock Exchange Chamber of the Prague Stock Exchange and a member of the Presidium of the Banking Association Praha. He is also a member of the Board of Trustees of the CMC Graduate School of Business, o.p.s., Čelákovice and a member of the Institute of Administration Board Members. He holds the position of President of the Europe Regional Group of the World Savings Bank Institute (WSBI) in Brussels; he is a full member of the General Council of the European Savings Bank Group (ESBG) in Brussels; a full member of the WSBI-ESBG Coordination Committee in Brussels, and a standing delegate of the Institute of International Finance in Washington.



Daniel Heler

Member of the Board of Directors and Deputy CEO
born on 12 December 1960

Mr Heler is a graduate of the Prague University of Economics, Faculty of International Trade. He held internships with J. P. Morgan, Goldman Sachs, S. Montagu, UBS, N. M. Rothschild, Shearson and Bayerische Hypobank. He has also attended a number of courses focused on global banking, profitability in banking, treasury and risk management. He has worked in the banking sector since 1983. First he held various positions in the Department of Foreign Exchange and Money Markets and then, in 1990, he became the Director of the Financial Markets Department of Československá obchodní banka Praha. In 1992 he was appointed as treasurer and member of the Board of Directors of Credit Lyonnais Bank Praha. In 1998, he was appointed as a member of the Board of Directors of Erste Bank Sparkassen (CR) and assumed the responsibility for the Financial Markets Department. In 1999 he became the Vice-chairman of the Board of Directors of Erste Bank Sparkassen (CR) and since 1 July 2000 he has been the member of the Board of Directors of Česká spořitelna responsible for asset management, investment banking, treasury, ballance sheet management and financial institutions.



Karel-Jan Jeníček

Member of the Board of Directors and Deputy CEO
born on 27 July 1945

After studying electrical engineering at the Swiss Federal Institute of Technology Zurich, Mr Karel Jan Jeníček started to work in 1970 on the development and implementation of financial and banking systems. He worked for multinational companies in several European countries and in the US. He enhanced his education by studying business and finance at the University of Karlsruhe, Germany and commercial law at the University of Zurich, Switzerland. Since 1983 he has worked for global financial institutions in leading positions, concentrating on Information Technology, Organization, Project Management, Trade Finance and the building of national subsidiaries in Europe, the Middle East and Central America. In his previous assignment he worked for Creditanstalt Group Vienna, Austria; from 1997 he had been the Chairman of the Board of Directors of Creditanstalt d.d. Ljubljana, Slovenia. Following the merger with Bank Austria, he was a member of the Board of Directors of BACA d.d. Ljubljana. In his capacity as Deputy CEO and the member of Česká spořitelna's Board of Directors, Karel Jan Jeníček is responsible for operations divisions covering Payment Systems, Information Technology, Organization, Property Management and Security.



Gernot Mittendorfer

Member of the Board of Directors and Deputy CEO
born on 2 July 1964

Mr Mittendorfer is an Austrian citizen. He studied law at the University of Linz and is a graduate of Webster University in Vienna (Master of Business Administration, specialization in finance). He joined Erste Österreichische Spar-Casse Bank AG in 1990 and worked, among others, as an account manager for corporate clients and in retail banking. In 1997 he was appointed to the Board of Directors of Sparkasse Mühlviertel-West Bank AG where he was responsible for lending, accounting and controlling, subsidiaries, banking and lease activities in the Czech Republic. In addition, he held other management and supervisory board positions in Austria and the Czech Republic. In 1999 he was appointed as a member of the Board of Directors of Erste Bank Sparkassen (CR), a.s., where he was responsible for retail banking.
Since 1 July 2000 he has been the member of the Board of Directors of Česká spořitelna, a.s., responsible for corporate banking (including municipalities and real estate funding).



Martin Skopek

Member of the Board of Directors and Deputy CEO
born on 24 April 1967

A graduate of the Prague University of Economics, during 1993 – 1995 Mr Škopek studied at The Jack T. Conn Graduate School of Community Banking, Oklahoma City University. From 1990 – 1999 he worked in various positions for Komerční banka, most recently as Commercial Director of the Division of Retail and Business Retail Banking. In October 1999 he became a member of the Board of Directors and a Deputy CEO of Česká spořitelna, and since 1 July 2000 he has been the member of the Board of Directors and the Deputy CEO of CS responsible for retail banking. Until 9 November 2001, he had held the post of Vice-chairman of the Supervisory Board of Pojišťovna České spořitelny, a.s. He is also a member of the Regional Board of Directors of VISA International for Central and Eastern Europe, the Middle East, and Africa.

As of 7 March 2002, Česká spořitelna made another appointment to its Board of Directors, bringing its Board to the total of seven members.

Petr Hlaváček

Member of the Board of Directors and Deputy CEO
born on 19 November 1955

Mr Petr Hlaváček graduated from the Prague School of Economics and the University of Toronto. He has been active in the banking sector since 1984. After nine years of work for the Canadian Imperial Bank of Commerce, he joined the Czech National Bank as an advisor to a member of the Banking Board in 1993. In 1994 he joined Česká spořitelna where he held the post of Director of the Capital Investment Division. In June 1999 he was appointed as the member of the Board of Directors of Česká spořitelna responsible for the preparation of privatization and investment banking. In 2000 he joined the Senior Management Team and became Director of the Transformation Program 'Naše spořitelna'. In his capacity as a Board member, he is responsible for project management and the integration of CS in the activities of the Erste Bank Group.

SUPERVISORY BOARD

Andreas Treichl

Chairman of the Supervisory Board

born on 16 June 1952

Mr Andreas Treichl studied economic sciences at Vienna University in 1971-1975. After completing a training program in New York, he began his career at Chase Manhattan Bank in 1977, which sent him to Brussels (1979-1981) and Athens (1981-1983). In 1983 he began to work at Die Erste for the first time. In 1986 he accepted a General Manager position with Chase Manhattan Bank Vienna, which was purchased by Credit Lyonnais in 1993. In 1994 Mr Treichl was appointed to the Management Board of Die Erste. In July 1997, he was appointed as CEO. In August 1997 the shareholders approved the merger with GiroCredit, in which Die Erste had obtained a majority stake in March 1997. The formal completion of the merger took place on 4 October 1999, when it was recorded in the Register of Companies with retroactive effectiveness as of 1 January 1997. The process of integrating the business activities and operations of both banks was immediately commenced, the successful effects of which are already visible in all main areas. In addition to being Chairman and CEO of Erste Bank, Andreas Treichl is responsible, among other areas, for private and business clientele, the branch network, savings bank policy and group communications. Mr Treichl is Chairman of the Supervisory Board of the most progressive Austrian life insurer, S-Versicherung and S-Bausparkasse.

He became a member of the Supervisory Board of Česká spořitelna at the Extraordinary General Meeting on 27 June 2000 and he was elected its Chairman on 30 August 2000.

Livia Klausová

Vice Chairwoman of the Supervisory Board

born on 10 November 1943

Mrs Livia Klausová graduated from the Faculty of Trade of the Prague School of Economics, where she specialized in foreign trade. She also attended UISC in Luxembourg and the European Institute at the University of Amsterdam. From 1966 to 1967, she worked at the Centrotex Foreign Trade Organization, and from 1967 – 1993, she was with the Institute of Economics of the Czechoslovak Academy of Science. From 1994 through 31 December 2000, Mrs Klausová acted as Executive Secretary of the Czech Economic Society. She was a member of the Supervisory Board of ČEZ, a.s. in the period from 1994 to 1998 and has been a member of the Supervisory Board of ZVVZ, a.s. in Milevsko since 1995. She has been a member of Česká spořitelna's Supervisory Board since 1992 and became Vice Chairwoman of the Supervisory Board on 23 February 2000.

Milan Bakeš

Member of the Supervisory Board

born on 11 October 1939

A graduate of the Law Faculty of Charles University in Prague, Mr Bakeš worked for the Transakta Foreign Trade Organization and as a Graduate Assistant at the Financial Law Department of the Law Faculty of Charles University. He is currently a financial law professor at the same institution, and a member of its Academic Council. He is also a partner of the law office Bakeš and partners. He is a member of a number of international organizations, including the International Fiscal Association, the International Bar Association, the International Institute of Public Finance, and others. Since 1988, Mr Bakeš has been a visiting professor at the University of California, Los Angeles (UCLA). Mr Bakeš is a board member of the Stock Exchange Arbitration Court of the Czech Republic.

He had been a member of Česká spořitelna's Supervisory Board since 1993. In 1996 – 1998, he was Chairman of the Supervisory Board and Vice Chairman in 1998 – 1999. His term of office as a member of the Supervisory Board expired as of 31 December 2001.

Ivan Černý

Member of the Supervisory Board
born on 2 October 1947

Mr Ivan Černý graduated from the Civil Engineering Faculty of the Czech Technical University. After completing his studies, he worked at the Road Management Institute. He has been mayor of the Town of Úvaly since 1990. Since 1996 he has been on the Board of the State Environmental Fund, focusing primarily on the financing of municipal infrastructure. He has had secondments in this area in the US and France. Since 1998, Mr Ivan Černý has been chairman of the Financial Committee of the Association of Cities and Towns. He also serves on the Executive Board of the Association of Cities and Towns of the Czech Republic. In 1999, he was elected to the Supervisory Board of Česká spořitelna by the Bank's employees. His term of office in the Supervisory Board expired as of 31 December 2001.

Kurt Geiger

Member of the Supervisory Board
born on 17 March 1946

A graduate of Innsbruck University, where he obtained a Doctor of Law degree, Mr Kurt Geiger also studied International Finance in Brugge (MA). In 1975 – 1989, he worked with Chase Manhattan Bank in Frankfurt, New York, London and Hong Kong where he acted as Chief Director at Chase Investment Bank. His key focus was on transaction development, risk management and corporate finance (project financing, advisory services, mergers & acquisitions). In 1989 – 1993, he worked at Midland Montag and HSBC Bank in London as Chief Director responsible for Europe. Mr Geiger has worked with EBRD since 1993 where he has assumed responsibility for the financial sector. He was a member of Supervisory Board of Česká spořitelna since 1998; he resigned from his post as of 22 May 2002.

Mark K. Gormley

Member of the Supervisory Board
born on 24 November 1958

Mr Mark K. Gormley graduated from Denver University in Finance and Economics (BSBA) and New York University (MBA). He worked for Merrill Lynch in New York for nine years, where he was a founding member and vice president of the Insurance Investment Banking Group, which focused on mergers & acquisitions and capital market transactions. He spent the next nine years at Donaldson, Lufkin, Jenrette, New York, as General Manager of the Investment Banking Division, specializing in the insurance industry and asset management. He is a partner and co-founder of Capital Z Partners and heads its office in London. He was elected to the Supervisory Board of Česká spořitelna at the Extraordinary General Meeting held on 27 June 2000.

Miloslav Hejnák

Member of the Supervisory Board
born on 5 February 1957

A graduate of the Prague University of Economics, Mr Miloslav Hejnák worked as a chief researcher at the former Institute of Economics of the Czechoslovak Academy of Sciences in 1980 – 1993. In the period 1993 – 1998, he was an independent financial and business consultant. From 1998 through 2001, he was a Deputy Finance Minister. Mr Hejnák had been elected to the Supervisory Board of Česká spořitelna in 1999 and served on the board until 13 March 2000 when he resigned. He was re-elected to the position at the Annual General Meeting of Česká spořitelna held on 17 May 2000.

Josef Komárek

Member of the Supervisory Board
born on 20 March 1940

A graduate of the secondary school of industry (1954 – 1958) and the Faculty of Law of Charles University (1985 – 1991), Mr Josef Komárek worked at MEZ Mohelnice in 1958 – 1962 and at Agrostroj Roudnice nad Labem as a planner, metallurgist, manager of the casting facility and Deputy Director in the period from 1962 through 1988. From 1988 through 1991, he worked at the Litoměřice District Office as head of the controlling department and attorney to the District Office Director. Since 1991, he has been with Česká spořitelna, working as an in-house lawyer of the Roudnice nad Labem district branch. Since May 2000, he has been Chairman of the Organization-wide Committee of the CS Labor Union and a member of the Supervisory Board.

JUDr. Petr Liška

Member of the Supervisory Board
born on 4 September 1959

After graduating from the Law Faculty of Charles University, Mr Petr Liška began a career which took him from the Institute of State Administration, through the Federal Ministry of Agriculture to the Office of the Czechoslovak Federal Government. He has been with Česká spořitelna since 1993, as director of the legal services department. He is also a legal expert in the Legislative Council of the Czech Government. Mr Petr Liška was elected to the Supervisory Board by the employees of Česká spořitelna in 1999.

Reinhard Ortner

Member of the Supervisory Board
Born on 6 January 1949

Mr Reinhard Ortner completed studies of social and economic sciences at Vienna University in 1971, where he specialized in monetary theory and policy. In 1971, he joined Erste oesterreichische Spar-Casse, where he has held various positions in the accounting and controlling functions since 1973. In 1977 – 1984, he was Director of the Accounting, Administration and Finance function. He has been a member of the Board of Directors of Erste Bank der oesterreichischen Sparkassen AG since 1984. He was elected as a member of the Supervisory Board of Česká spořitelna at the Extraordinary General Meeting that was held on 27 June 2000.

Herbert Schimetschek

Member of the Supervisory Board
born on 5 January 1938

Mr Herbert Schimetschek graduated from the Academic Gymnasium in Vienna in 1956 with a school-leaving exam and was subsequently accepted at the Law Faculty of Vienna University. In 1957 he began to work at Austria Versicherungsverein auf Gegenseitigkeit (Mutual Insurance Association), and in 1966 he helped establish and develop its Italian subsidiary. From 1977 he was Chairman of the Board of Directors and CEO of Austria Versicherung, (presently UNIQA Versicherung AG). At the end of 2001, he resigned from the Board of this company. In his professional career, Mr Schimetschek has held important positions in the governance bodies of several corporations and won a number of major awards. He was elected as a member of the Supervisory Board of Česká spořitelna at the Extraordinary General Meeting on 27 June 2000; he resigned from his post as of 2 May 2002.

Manfred Wimmer

Member of the Supervisory Board
born on 31 January 1956

Mr Manfred Wimmer graduated from the Law Faculty of the University of Innsbruck where he was awarded the Doctor of Law degree. From 1978 to 1982, he worked as an academic assistant in private law. From 1982 to 1998, he worked in the International Division of Creditanstalt in Vienna where he held positions in international project financing, financial institutions and marketing. In 1998 he joined the International Division of Erste Bank der oesterreichischen Sparkassen AG, where he has been in charge of the Česká spořitelna acquisition team since September 1999. He has been a member of the Supervisory Board of Česká spořitelna since 27 June 2000.

The term of office of Messrs Milan Bakeš and Ivan Černý as Supervisory Board members expired as of 31 December 2001. With effect from 1 April 2001, Mrs Jitka Šrotýřová and Mr Marek Pospěch have been elected as members of the Supervisory Board by the employees of Česká spořitelna.

The term of office of Mr Petr Liška expired as of 11 May 2002. With effect from that date, Mrs Libuše Růžičková has been elected as a member of the Supervisory Board.

Marek Pospěch

Member of the Supervisory Board
born on 1 October 1967

Following graduation from a secondary professional school of construction in Valašské Meziříčí, Mr Pospěch worked with Tesla Rožnov in the control and quality assurance department for six years. In 1992, he joined Česká spořitelna's branch office in Ostrava where he worked in the operations security department. From 1995, he worked in the general administration department and is currently a head office manager of the property management department. With effect from 1994, he has sat on the Organization-wide Committee of the CS Labor Union. With effect from 1 April 2002, he has been elected by the employees of Česká spořitelna as a member of the Supervisory Board.

Libuše Růžičková
Member of the Supervisory Board
born on 18 February 1949

Following graduation from a secondary school of economics in Prague, Mrs. Růžičková joined the Artia Praha Foreign Trade Organization where she worked in a foreign language publishing house for six years. In 1975, she joined Česká spořitelna as a financial accountant at the Prague 3 regional branch. Since 1978, she has held managerial positions within the accounting and general ledger functions in the Prague 3 regional branch, the Prague municipal branch and Česká spořitelna's Head Office. At present she is the director of the General Ledger department. With effect from 11 May 2002, she has been elected by the employees of Česká spořitelna as a member of the Supervisory Board.

Jitka Šrotýřová
Member of the Supervisory Board
born on 18 November 1948

Mrs Šrotýřová graduated from secondary school of general education in Prague. In 1967 she joined Tesla Prague as a specialist. From 1970 until 1984 she had worked as a supply manager for Tesla Eltos and Project and Engineering organization. She has worked with Česká spořitelna since 1985, largely as a senior professional official of the recreation department where she is in charge of the operation of recreation facilities. Since 1986, she has been a member of the Organization-wide Committee of the CS Labor Union. She is also chairwoman of the Sports Committee at Česká spořitelna. With effect from 1 April 2002, she has been elected by the employees of Česká spořitelna as a member of the Supervisory Board.

The regular Annual Meeting of Shareholders of Česká spořitelna held on May 22, 2002 elected Mr Coreth and Mr Hardegg as members of Supervisory Board.

Christian Coreth
Member of the Supervisory Board
born on 31 March 1946

Mr Coreth graduated from University of Vienna in 1972 with Law Degree. In years 1972-1982 he worked for Creditanstalt-Bankverein, Vienna. From the Deputy Head of International Loan Department, where he started in 1982, he moved to New York to European American Bank (EAB) as Senior Vice-President. In 1985 Mr Coreth returned to Creditanstalt in Vienna as Head of Financial Institutions. From 1987 Mr Coreth worked in International Division as Head of Corporate and Financial Institutions Department. In years 1988-1998 was Deputy Head of International Division responsible for Asian and Latin American business. From 1998 Mr Christian Coreth works in Erste Bank der oesterreichischen Sparkassen AG in Vienna as Head of International Division. He was elected a member of the Česká spořitelna Supervisory Board as of 22 May 2002.

Maximilian Hardegg

Member of the Supervisory Board
Born on 26 February 1966

Mr Hardegg graduated in Agricultural Sciences in Weihenstephan, Germany. During years 1991-1993 he worked in AWT Trade and Finance Corp. In AWT he was responsible for import of food products and introduction of EU standards into the Czech Republic, Poland, Hungary and Ukraine. Likewise, he worked as an advisor at Czech Ministery of Agriculture and was involved in privatization of agriculture. Since 1993 he is engaged in agriculture management. He has worked in Phare, Sapard and Leader+titler projects, targeted to enhance cooperation among agriculture systems within EU. He is also a member of lobbyist groups in Austria and EU, supporting sustainable development in land use and agriculture. He was elected a member of Česká spořitelna Supervisory Board on 22 May 2002.


Regina Ovesny-Straka
Slovenská sporiteľňa, a.s., Slovakia

ORGANIZATIONAL STRUCTURE

OF ČESKÁ SPOŘITELNA
AS OF DECEMBER 31, 2001

Chairman of the Board and CEO – John James Stack

Transformation Program 1100	Chief Economist 1300	Internal Audit 1400	Human Resources 1600	External Communication 1010
Credit Risk Management 1200	Office of Management and Supervisory Board 1001	Legal and Compliance Services 1500	Marketing 1700	Internal Communication 1020

Vice-chairman of the Board and First Deputy CEO – Dušan Baran

Accounting and Taxes 2100	Controlling and Planning 2200	Central Risk Management 2400
Investors Relations 2010	Subsid. and Capital Particip. Admin. 2030	Stat. Data Admin. and Acc. Supp. Of Symb. 2040

Member of the Board and Deputy CEO – Daniel Heler

Group Balance Sheet Management 3100	Asset Management 3200	Investment Banking 3300	Treasury 3400
Financial Institutions 3010	Financial Markets Settlement 3020	Financial Markets Controlling 3030	Business Development 3001

Member of the Board and Deputy CEO – Gernot Mittendorfer

Corporate Customers 4100	Commercial Banking Centres 4200	Real Estate and Mortgages 4300	Municipalities 4400
Trade Finance 4010	Product Manag. and Support 4001		

Member of the Board and Deputy CEO – Martin Skopek

Sales Management 5100	Products and Process Management 5200	Remote Delivery 5300	Card Centre 5400	
Branches Region 1 (Prague) 5500	Branches Region 2 (Bohemia) 5600	Branches Region 3 (Moravia) 5700	Mobile Sales Force 5800	Support 5001

Member of the Board and Deputy CEO – Karel Jan Jeníček

Payment Systém and Settlement 6100	IT Operation 6200	Property Management 6300	Security 6400
Organization 6500	IT Architecture and Development 6600	Support 6001	

Legend	
Shaded box	Section managed by Director of Section – Member of the Senior Management Team
Framed box	Section managed by Director of Section
Framed box (outlined text)	Department managed by Director of Department
Plain text	Sub-department managed by Haed

THE MACROECONOMIC FRAMEWORK FOR ČESKÁ SPOŘITELNA'S BUSINESS

The year 2001 saw the continuance of the favorable macroeconomic development in the Czech Republic which followed from the economic revival in 2000. In mid-2000, the year-on-year GDP growth in the Czech Republic exceeded the growth of EU countries which resulted in the process of converging the economies. **The economic growth in the Czech Republic rapidly increased from 2.9 percent in 2000 to 3.6 percent in the year ending 31 December 2001.** From mid-2001, we witnessed a slight slowdown of economic activities as a result of a considerable decrease in foreign demand. **Investments supported by the inflow of foreign capital** remained the principal resource for the economic expansion in the Czech Republic. Household consumption also continued to maintain a high dynamic due to an increase in real wages.

High economic activity in the first six months of 2001 led to an improved labor market position. The **unemployment rate gradually decreased to 8.1 percent in June 2001** as a result of foreign investors' increasing demand for labor. A greater reduction in the unemployment rate was prevented by the continuing restructuring of Czech companies. In the latter half of 2001, **the unemployment rate again increased to 8.9 percent by December** due to a substantial decrease in foreign demand.

The foreign trade deficit in the Czech Republic **amounted to CZK 119 billion in 2001**, which is only CZK 2 billion lower than the deficit reported in 2000. A marginal improvement in the trade deficit is primarily attributable to a significant decrease in import prices. The inflow of foreign investments in the Czech Republic has not yet had any effect on the increased performance of exports. By way of contrast, it contributed to an increase in imports.

The surplus of the balance of payment of the Czech Republic increased by CZK 24 billion for the nine months ended 30 September 2001. The increase was largely due to the cessation of the outflow of portfolio investments. A less favorable development of global economy resulted in an increase in the trade balance deficit and the subsequent rise of the current account deficit to 5 percent of GDP. In addition, the nine-month period to 30 September 2001 saw a temporary slow-down of the inflow of foreign investments which were predominantly directed to the sectors of transportation, telecommunication, trade and the manufacture of office machines and computers.

When compared to the year 2000, **the average inflation rate rose slightly from 3.9 percent to 4.7 percent.** The higher growth of consumer prices in 2001 was principally caused by non-recurring seasonal factors, specifically the growth of food and cross-border package tour prices which in July pushed the consumer price index (CPI) up to 5.9 percent. However, the latter half of 2001 saw a decline in inflation reflecting global counter-inflationary trends. Low oil prices, together with a strong Crown and the slower growth of food prices, led to a gradual **decrease in the CPI to 4.1 percent by December**.

The year 2001 was very successful for the monetary policy of the Czech National Bank in terms of the inflation target. **The inflation target set at 2-4 percent was met**; net inflation for December was 2.4 percent. While the Czech National Bank had maintained its key intervention rate at 5.25 percent for the whole of 2000, it unexpectedly opted to decrease the rate by 0.25 percent at the end of February 2001. Five months later, on 26 July, the central bank decided to return the repo rate to its previous level. This move was likely in response to the higher-than-expected inflation rate coupled with possible increase in inflationary expectations as a result of the increase in inflation in the summertime. The central bank made the most recent adjustment to the interest rate on 30 November 2001, at which time it **decreased repo rates** by 0.5 percent to **4.75 percent**. This was in response to the favorable development of inflation, appreciation of the Crown and global economic slow-down.

Similarly as was the case in 2000, **the trend of a gradual strengthening of the Crown against the Euro**, associated with the inflow of foreign direct investments, continued in 2001. The inflow of finances was markedly affected by privatization. The Czech National Bank expected the ongoing appreciation of the Crown. However, the one-off impact of the large volume of privatization proceeds led to an extremely fast appreciation of the Crown. Therefore, the Government and the Czech National Bank implemented a number of measures designed to **manage any excessive impacts of the privatization proceeds**. They primarily agreed to establish a special-purpose account to which the privatization proceeds will be deposited and to convert the privatization proceeds directly into the foreign currency reserves of the Czech National Bank. Despite the joint efforts of the Government and the Czech National Bank targeted at preventing the excessive appreciation of the Crown, it can be expected that **the trend from the previous two years will continue in 2002.** The exchange rate of the Crown/dollar was primarily affected by the development of the Euro/dollar exchange rate. Given that the Euro showed a tendency for depreciation, the tendency of the Crown to strength against the Euro was eliminated and the exchange rate of the Crown to dollar was in the range of 35 to 42. A clearer trend of the Crown to strengthen also against the dollar became visible from mid-2001 when the Euro's depreciation stopped.



GDP (left axis)
3M PRIBOR
CPI (left axis)
6
5
4
3
2
1
0
6.0
5.5
5.0
4.5
4.0
3.5
3.0
1Q'2000
2Q'2000
3Q'2000
4Q'2000
1Q'2001
2Q'2001
3Q'2001
4Q'2001

A QUARTERLY DEVELOPMENT OF GDP IN 2000 AND 2001

FINANCIAL HIGHLIGHTS
ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS

Balance sheet indicators

(MCZK)	Consolidated			Unconsolidated		
	2001	2000	1999	2001	2000	1999
Total assets	491,605	438,055	377,868	444,728	397,563	344,055
Loans and advances to financial institutions, gross	120,104	155,144	133,143	106,047	138,296	118,553
Loans and advances to customers (without ČKA, gross)	149,473	134,900	124,210	137,805	124,765	117,524
Securities and other financial investments	144,140	113,231	85,118	128,247	104,099	76,554
Amounts owed to financial institutions	31,142	16,709	10,877	26,440	12,668	8,090
Amounts owed to customers	388,252	352,622	317,327	354,445	327,255	291,457
Shareholders' equity	24,455	22,655	22,844	24,118	22,070	21,851

Profit and loss account indicators

(MCZK)	Consolidated			Unconsolidated		
	2001	2000	1999	2001	2000	1999
Net interest income	15,156	11,998	14,042	13,551	10,739	12,619
Net fee and commission income	6,198	5,121	4,226	6,130	4,925	4,093
Operating income	22,187	19,112	19,830	20,518	17,391	17,855
Operating expenses	(15,224)	(13,508)	(13,441)	(13,734)	(11,854)	(12,006)
Operating profit	6,963	5,604	6,389	6,784	5,537	5,849
Provisions for losses on loans and advances	(2,731)	(3,217)	(11,650)	(2,450)	(2,982)	(11,313)
Net profit/(loss) for the year	1,798	41	(6,222)	2,012	447	(7,213)

Basic ratios

	Consolidated			Unconsolidated		
	2001	2000	1999	2001	2000	1999
Net interest margin	3.1%	2.8%	3.4%	3.0%	2.7%	3.3%
Capital adequacy (BIS)	16.5%	16.0%	17.7%	16.5%	15.6%	17.5%
Interest/expense ratio	68.6%	70.7%	67.8%	66.9%	68.2%	67.2%
Non-interest income/operating income	31.7%	37.2%	29.2%	34.5%	38.3%	29.3%
ROE	7.6%	0.2%	-	8.7%	2.0%	-
ROA	0.4%	0.0%	-	0.5%	0.2%	-



István Balogh
Erste Bank AG, Vienna, Austria

PERFORMANCE REPORT

CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

PROFIT/(LOSS) AFTER TAXES, OPERATING PROFIT

When compared with the year ended 31 December 2000, the Bank substantially increased its net profit after taxes and net of minority interest under International Accounting Standards. **The Bank generated a net profit of CZK 1,798 million for the year ended 31 December 2001** as compared to the net profit of CZK 41 million for the year ended 31 December 2000. The reported net profit after taxes **has confirmed that the transformation and restructuring process that was initiated in the summer of 2000 was a step in the right direction.** Return on equity (ROE) amounted to 7.6 percent compared to 0.2 percent in 2000. Return on assets (ROA) amounted to 0.4 percent while its level in 2000 was almost zero. Profit before taxes and minority interest (gross profit) increased by 190 percent (by CZK 1,896 million) to CZK 2,896 million year-on-year.



MCZK
8,000
4,000
0
-4,000
-8,000
6,389
5,604
6,963
41
1,798
-6,222
1999
2000
2001
Profit/(loss) after taxes
Operating profit

The successes were primarily attributable to **the Bank's capacity to generate operating income faster than operating expenses were incurred,** despite a substantial level of transformation expenses. Operating income rose by 16 percent to CZK 22,187 million as a result of increased interest income and fee and commission income. In 2001 non-interest income accounted for 31.7 percent of operating income compared to 37.2 percent in the prior year. Operating expenses increased by 13 percent to CZK 15,224 million. The Cost/Income ratio declined to 68.6 percent in 2001 when compared to 70.7 percent in 2000. Operating profit increased by 24 percent (by CZK 1,359 million) to CZK 6,963 million.

NET INTEREST INCOME AND NET FEE AND COMMISSION INCOME



MCZK
14,042
4,226
11,998
5,121
15,156
6,198
1999
2000
2001
Net interest income
Net fee and commision income

One of the key factors driving the profit figure was **an increase in net interest income** of 26 percent (of CZK 3,158 million) to CZK 15,156 million. When compared to the year ended 31 December 2000, the Bank **attracted more client deposits** and was successful in placing them **in higher-interest earning assets on financial markets and also offering more household and corporate loans.** The net interest margin increased from 2.8 percent to 3.1 percent year-on-year. Interest income on loans and advances to customers rose by 16 percent and on fixed income securities by 21 percent. In aggregate, interest income increased by 11 percent. Interest expense decreased by 3 percent, primarily as a result of the decrease in interest rates on saving deposits repayable at notice and the increase in low-interest rate deposits in, for instance, giro accounts. Of the Group companies, the bulk of net interest income was generated by Česká spořitelna (CZK 13,551 million), Stavební spořitelna České spořitelny (CZK 675 million) and Leasing České spořitelny (CZK 392 million). Group company figures do not reflect the impact of eliminating intra-group balances and transactions.

A broader range of products and services provided by all the companies within the financial group and the expanded number of clients (more than 300 thousand new clients were added to the client base during 2001 and the number of clients amounted to 4.75 million at year-end) **has contributed to a year-on-year increase in net fee and commission income of 21 percent** (CZK 1,077 million) to CZK 6,198 million. Net fee and commission income principally comprises net income on payment transactions that grew year-on-year by 14 percent to CZK 4,030 million largely due to the increasing number of payment transactions. By way of example, the volume of payment card transactions affected with merchants increased year-on-year by 57 percent, payment transactions effected through the Clearing Center of the Czech National Bank rose by 14 percent and foreign payment transactions increased by 18 percent. However, the fastest growing component of commission and fee income was income from loan transactions which increased by 83 percent (by CZK 646 million) to CZK 1,425 million in comparison to the year ended 31 December 2000. The growth in commission and fees was also affected by an adjustment to the level of commission and income; several prices rose as the quality of services increased, as substantial costs largely involved in teller transactions were incurred and last but not least, reflecting the market development of banking fees such as those relating to the use of the Bank's ATMs by clients of other banks. On the other hand, the prices of services declined primarily in relation to the focus on electronic banking. Of the Group companies, the bulk of net fee and commission income was generated by the parent bank (CZK 6,130 million), Stavební spořitelna České spořitelny (CZK 123 million) and Investiční společnost České spořitelny (CZK 115 million).

STRUCTURE OF OPERATING INCOME IN 2001



MCZK
68% Net interest income
28% Net commission and fee income
4% Profit from trading transactions
833
6,198
15,156

Profit on financial operations decreased year-on-year by 58 percent to CZK 833 million due to lower income from securities trading. The lower income was attributable to substantial changes in the structure of the securities portfolios (a lower volume of the portfolio of securities held for trading) which resulted from the implementation of IAS 39 and tighter controls over market risks. The year-on-year decrease was also driven by an extraordinary income of CZK 500 million that arose from the settlement of credit derivatives (Ukraine and Russia) in 2000. The level of profit on financial operations was also adversely affected by the negative development of the capital markets. However, the generated profit was positively influenced by foreign currency trading. Profit from financial operations is generated solely by the parent bank within the consolidation group.

STRUCTURE OF OPERATING EXPENSES IN 2001



MCZK
43% Employee expenses
42% Other operating expenses
15% Depreciation and amortization of tangible and intangible assets
2,271
6,586
6,367

The year-on-year increase in general administrative expenses of 13 percent (of CZK 1,716 million) to CZK 15,224 million **is principally due to the costs associated with the continuing transformation of the Bank and on building up the information technology infrastructure, the development of the Client Center and the modernization of the Card Center.** Purchased goods and services grew by 21 percent to CZK 6,367 million, of which data processing costs, costs of office space and trading costs accounted for 31 percent, 18 percent and

17 percent, respectively. Wages and salaries increased by 20 percent (to CZK 6,586 million) year-on-year largely due to new remuneration structure, which reflects the relevant labor market developments. The decline in depreciation charges on assets of 17 percent to CZK 2,271 million is due to a lower number of fixed assets having been brought into use. The largest balances of general administrative expenses were incurred by Česká spořitelna, Pojišťovna České spořitelny and Stavební spořitelna České spořitelny and amounted to CZK 13,734 million, CZK 641 million and CZK 519 million, respectively.

The balance of provisions for losses on loans and advances decreased by 15 percent to CZK 2,731 million. This decrease resulted from the improved quality of the loan portfolio, which stems from a prudent lending policy, improved landing processes and implementation of a new risk management culture. Direct write-offs of loans (without the use of provisions) amounted to CZK 107 million. Česká spořitelna accounted for CZK 2,450 million and Leasing České spořitelny for CZK 136 million of the aggregate balance of provisions.

For the year ended 31 December 2001, other operating income/(expense) improved by 4 percent year-on-year and amounted to CZK (1,336) million. This balance involves the creation and release of restructuring and other reserves totaling CZK 1,180 million (a decrease by 31 percent when compared to 2000). Other operating income/(expense) reflects a contribution of CZK 659 million to the Deposit Insurance Fund, which declined 24 percent year-on-year due to a drop in the contribution rate applicable to the balance of liabilities subject to insurance, and income from Securities Held for Trading of CZK 329 million, which represents a 64 percent year-on-year decline reflecting the development in the securities markets. Of the Group companies, the parent bank reported other operating (expenses) of CZK (1,483) million while Pojišťovna České spořitelny reported other operating income of CZK 668 million after taking into account income and expense associated with the insurance business. As was the case in 2000, the income tax expense amounted to CZK 975 million for the year ended 31 December 2001. The amount of the income tax expense was predominantly affected by the recognition of a reduced deferred tax asset of CZK 839 million by Česká spořitelna which principally resulted from the utilization of tax losses carried forward.

DEVELOPMENT OF TOTAL ASSETS



MCZK
377,866
438,055
491,605
1999
2000
2001

Total assets experienced a year-on-year increase of 12 percent (of CZK 53.6 billion) to CZK 491.6 billion. Total assets of the parent bank and Stavební spořitelna České spořitelny amounted to CZK 444.7 billion and CZK 34.2 billion, respectively.

Liabilities

Primary deposits grew year-on-year by 10 percent (by CZK 35.6 billion) to CZK 388.3 billion, with retail deposits representing CZK 317.9 billion and corporate deposits and public sector deposits representing CZK 70.4 billion. **The largest increase in deposits was seen in giro accounts** (by 18 percent to CZK 61.1 billion), **corporate deposits in current and term accounts** (by 52 percent to CZK 47.9 billion), **savings under the construction saving scheme** (by 15 percent to CZK 29.3 billion) and **public sector deposits** (by 51 percent to CZK 17.4 billion). Pension insurance balances with Penzijní fond České spořitelny also markedly increased (by 17 percent to CZK 5.1 billion). In terms of volume, the most significant balance of primary deposits relates to retail deposits placed on savings books. Historically, the long-term decrease in the volume of retail deposits in savings books almost ceased in 2001 when the aggregate balance of the deposits declined by a mere 1 percent to CZK 165.6 billion compared to the year ended 31 December 2000, principally due to the savings books that carry a six-month repayment notice. Of total primary deposits, deposits denominated in foreign currencies amounted to CZK 18.2 billion, that is, 5 percent with a year-on-year rise of 38 percent principally at year-end in connection with the conversion of EMU currencies into the euro.


MCZK
317,326
352,622
388,252
1999
2000
2001

DEVELOPMENT OF PRIMARY DEPOSITS

Amounts owed to financial institutions comprising loans, term placements and current account balances increased year-on-year by 86 percent (by CZK 14.4 billion) to CZK 31.1 billion.


MCZK
79% Due to clients
6% Due to banks
2% Debt securities issued
7% Other liabilities
5% Equity
24,455
36,768
10,988
31,142
388,252

STRUCTURE OF LIABILITIES IN 2001

Bonds in issue increased year-on-year by 10 percent (by CZK 1 billion) to CZK 11 billion and consisted of issued bonds (CZK 5 billion), mortgage certificates (CZK 0.2 billion) and depository bills of exchange. The volume of depository bills of exchange rose by CZK 1 billion to CZK 5.8 billion.

Assets

When compared to the year ended 31 December 2000, loans and advances to customers increased by 38 percent (by CZK 51.8 billion) to CZK 186.7 billion. The reason for the increase primarily related to a methodological change that involved the reclassification of amounts of CZK 37.2 billion due from Česká konsolidační agentura (ČKA) from 'Loans and advances to financial institutions' to 'Loans and advances to customers' as a result of the transformation of the state-owned Konsolidační banka to Česká konsolidační agentura. Net of this methodological effect, loans and advances to customers increased by 11 percent (by CZK 14.6 billion) to CZK 149.5 billion.


MCZK
124,211
134,900
149,473
1999
2000
2001

DEVELOPMENT OF LOANS AND ADVANCES TO CUSTOMERS (WITHOUT ČKA)

Retail loans played a significant role in increasing the balance of loans and advances to customers. A year-on-year increase of 32 percent (of CZK 10.5 billion) to CZK 43.7 billion is indicative of significant progress being made on this strategic market. ***The fastest growing component of the retail loan portfolio is mortgage loans.*** Česká spořitelna offers mortgage loan products principally through an advantageous program 'TOP Bydlení' which was launched in June 2001. This program led to 3,600 new loans being issued in 2001. The aggregate volume of mortgage loans increased by CZK 3.5 billion to CZK 8.5 billion during 2001, which represents a year-on-year increase of 70 percent. Česká spořitelna was the key driving force in the Czech mortgage loan marketplace. **Other increases were seen in overdraft**

loans on giro accounts which experienced a year-on-year increase of 67 percent (of CZK 1.5 billion) to CZK 3.8 billion, **loans advanced under the construction saving scheme and bridging loans issued by Stavební spořitelna České spořitelny** which rose by 36 percent (by CZK 1.3 billion) to CZK 5.1 billion and **cash and consumer loans** which grew by 29 percent (by CZK 3 billion) to CZK 13.1 billion. The positive developments in relation to retail lending were primarily attributable to a pro-active client approach implemented by Česká spořitelna's staff, combined with well-considered risk management and a successful marketing campaign. The only type of loans that saw a decline was the legacy social loans which decreased by 14 percent to CZK 10 billion.

Without taking into account amounts due from ČKA, amounts due from the state and public sector increased by CZK 13.1 billion to CZK 18.4 billion. This increase was primarily attributable to a reverse repurchase transaction of CZK 11 billion effected with the State and a further development of services focused on Česká spořitelna's significant partner – municipalities. **Loans granted to municipalities and the non-profit sector increased** year-on-year by 40 percent (by CZK 2.1 billion) to CZK 7.4 billion. Other corporate loans to small and medium-sized companies and large corporate clients declined by 9 percent (by CZK 9.1 billion) to CZK 87.3 billion. This decline reflected a decrease in assets following the exercise of the put/call option under the Ring-fence Arrangement. In contrast, corporate mortgage loans denominated in CZK as well as foreign currencies grew rapidly from CZK 1.8 billion to CZK 4.4 billion. The aggregate portfolio of retail and corporate mortgage loans denominated both in CZK and foreign currencies amounted to CZK 12.9 billion and rose almost twofold when compared to 2000. Under the 'TOP Podnik' Program targeted at middle sized enterprises, Česká spořitelna advanced initial loans of CZK 0.7 billion in 2000. During the year ended 31 December 2001, Česká spořitelna implemented a conservative lending policy with a prudent expansion into selected loan portfolio segments.

During 2001 the profile of ring-fence assets under the Ring-fence Arrangement entered into between Česká spořitelna and Konsolidační banka was markedly impacted by the management and recovery of this portfolio. For the year ended 31 December 2001, the ring-fence assets were reduced by CZK 5.5 billion. This reduction was achieved as a result of the implementation of the put/call option as of 30 June 2001 which resulted in a decrease in the ring-fence assets by CZK 7.9 billion (distressed debt securities accounted for 0.7 billion of the aggregate balance) and as a result of effective debt collection under the Ring-fencing, when CZK 2.9 billion of these assets were paid in the course of 2001. In contrast, the bank completed, in compliance with the above mentioned arrangement, the revision of its loan portfolio not included in Ring-fencing as of 31 December 1999. Consequently, as of 30 June 2001, the bank reclassified CZK 7.1 billion of assets, thus making this amount part of the Ring-fenced Portfolio.

The ratio of classified loans to total loans was 14.4 percent as of 31 December 2001 as compared to 27.9 percent as of 31 December 2000. The ratio reflected both the Parent Bank's loans and advances to customers and financial institutions together with amounts due from Česká konsolidační agentura under Czech National Bank regulations. The aggregate balance of these loans and advances was CZK 239.4 billion, of which the classified exposures represented CZK 34.4 billion. **As such, the quality of the credit portfolio markedly improved during the year ended 31 December 2001** principally due to improved credit risk management policies, the issuance of new quality loans and also as a result of the effects of the Ring-fence Arrangement and the write-off of loans.

Loans and advances to financial institutions decreased on a year-on-year basis by 23 percent (by CZK 35 billion) to CZK 120.1 billion. However, in the year ended 31 December 2000, loans and advances to financial institutions also reflected amounts of CZK 40.5 billion due from Konsolidační banka. Net of this impact, loans and advances to financial institutions grew year-on-year by 5 percent, that is, by CZK 5.5 billion.

SECURITIES

The aggregate balance of the securities portfolio increased year-on-year by 27 percent (by CZK 30.9 billion) to CZK 144.1 billion. **The increase is primarily attributable to the placement of available funds acquired through the growth of assets.** In investing in securities, Česká spořitelna preferred purchasing bonds issued by the Czech Finance Ministry, companies with an implicit state guarantee and solvent Czech and international banks. In managing its investment portfolio Česká spořitelna adopts a prudent approach which involves minimizing the credit risk of the securities' issuers. In 2001, Česká spořitelna implemented IAS 39 and allocated its securities to the 'Held for trading' portfolio and investment securities to the 'Available for sale' portfolio and the 'Held to maturity' portfolio. The principal differences among the portfolios relate to the purpose and therefore also to the approach to the measurements and the recognition of their fair values. Securities for trading are held with the intention of generating profits on their price fluctuations in the short term and their balance was CZK 24.2 billion as of 31 December 2001. Investment securities are held either to maturity or for an indefinite period of time with the intention of reselling them as liquidity requirements arise or market conditions change. The volume of investment securities increased year-on-year by 81 percent (by CZK 53.7 billion) to CZK 120 billion while maintaining a high solvency of the investments. This increase has also reflected Government treasury bills and purchased bills at an aggregate amount of CZK 36.4 billion. During 2001, Česká spořitelna reduced its legacy participation in open-ended mutual funds managed by Investiční společnost České spořitelny by CZK 6.7 billion to CZK 0.8 billion.

STRUCTURE OF ASSETS (GROSS) IN 2001


MCZK
29% Receivables from clients
23% Receivables from banks
7% Amounts due from ČKA
28% Securities portfolio
12% Other assets
62,351
149,473
144,140
120,104
37,182

The volume of tangible and intangible fixed assets increased on a year-on-year basis by 10 percent (by CZK 1.8 billion) to CZK 20 billion primarily in connection with investment activities under the transformation and restructuring of Česká spořitelna. Intangible fixed assets almost doubled to CZK 3.2 billion. The balance of tangible fixed assets remained unchanged year-on-year at CZK 16.8 billion but was, in fact, impacted by a non-recurring reduction of recorded non-depreciable assets of CZK 1.4 billion.

ČESKÁ SPOŘITELNA'S TRANSFORMATION PROCESS

The objective of the transformation, restructuring and modernization efforts is to transform Česká spořitelna into a competitive, modern financial services provider. Through the transformation, Česká spořitelna is becoming an institution which provides high-quality banking services for its clients, a stimulating and rewarding work environment for its employees, above-average returns for its shareholders, and support for the communities in which it does business.

Electronic Banking

Electronic banking has and will continue to have an increasing importance in serving clients. Reflecting this fact, Česká spořitelna invested more than CZK 500 million in the development of electronic banking in 2001. Great emphasis has been placed not only on service opportunities but also on the security of effected transactions. The number of clients using electronic banking rapidly grew as the year 2001 progressed and doubled year-on-year to more than 500 thousand by the year-end.

CLIENT CENTER In September 2001, Česká spořitelna launched the operations of an advanced and effective Client Center in Prostějov, thereby completing one of the key transformation projects. The Client Center provides clients with information and sale services of Česká spořitelna and the whole financial group for seven days a week, twenty-four hours a day basis **through 95 trained phone bankers** and an automatic voice-mail service.

SERVIS 24 The key product of Česká spořitelna's electronic banking is the Servis 24 phone banking service. This can be used through a special 'blue' line 0844/111144. Telephone charges are partly paid by the Bank and partly by the client. **Using Servis 24, clients can service their giro accounts on a comprehensive basis. Naturally, Servis 24 is equipped with a high security standard** provided by unique identification details of the account holder and above-average system security. Within four months of operation, 83,268 clients were using Servis 24. In December, Service 24 clients raised 66,748 queries concerning their giro account balances and executed 17,895 non-recurring payment orders with the aggregate volume of CZK 74 million.

The capabilities and functionality of the Client Center will be expanded over time so as to meet client requirements. In 2002, the Client Center will gradually assume the role of an entry gate for the whole Financial Group of Česká spořitelna. Servis 24 will also be made available to the holders of both retail and corporate current accounts. The activities of the Client Center will additionally be focused on cross-sales and support services within the Group.

INTERNET BANKING In May Česká spořitelna extended the range of electronic banking services to include internet banking at the address http://online24.csas.cz **with great emphasis being placed on the quality and range of services and security. The security of the service is guaranteed to the client through the use of an authentication calculator** which generates a unique code for each log-in session and for each transaction executed. By using internet banking the clients are in a position to effect non-stop transactions on their accounts. The authentication calculator enables the clients to use the service from any computer, including a computers located in internet cafés or libraries.

SIM TOOLKIT Pursuant to the requirements for advanced service standards and taking into account client needs, mobile phone connection with Česká spořitelna became a great deal easier and more comfortable during 2001. **GSM Banking based on SIM Toolkit** enables the clients to execute around-the-clock transactions on their giro accounts without having to pay a personal visit to a branch office. **The benefit of SIM Toolkit** banking when compared to the standard use of SMS messages **relates to a simplified control through a menu recorded directly on the SIM card of the mobile phone.** The mechanism of the SIM card facilitates the encryption of messages, thereby adding another level of security to this account handling system for the clients.

W@P BANKING All the benefits of electronic banking can also be utilized through a mobile phone with an activated W@P functionality. **A clear advantage of W@P banking relates to the possibility of accessing internet banking services at any time using a mobile phone, without dependency on a physical internet connection.** Data transmission is effected via a protective encryption SSL channel or using an authentication calculation with unique encryption which ensures a high level of security in communication between the client and the Bank.

The electronic banking service that **has been in use for the longest period of time is Sporotel** Telebanking and SMS Sporotel which have facilitated phone access to giro accounts since 1996. In 2001, clients using this service will be re-allocated to Servis 24. In addition, **corporate clients may opt to use the GSM Banking and Homebanking services.**

TOP Programs

In 2001, as part of its strategy, Česká spořitelna embarked on the implementation of a series of TOP programs designed to support the development of the Czech economy. The TOP programs meet the requirements outlined in the Privatization Memorandum of 2000 whereby the majority shareholder of Česká spořitelna, Austrian-based Erste Bank, undertook to proactively contribute to the development of the Czech economy, civil society, culture and education and social development. While Česká spořitelna's programs to support housing and the development of middle sized businesses have been in existence for a short period of time, it is evident that individuals and smaller businesses took a clear interest in obtaining low interest loans. The programs have filled in a certain gap in the Czech banking market and responded to the current needs of the Czech economy regarding the availability of mortgage loans to individuals and financing for the small and medium sized business segment in the Czech Republic.

TOP BYDLENÍ
(TOP HOUSING)

The 'TOP Bydlení' program was initiated in June 2001 with a focus on supporting the development of the housing market. Under this program the Bank has offered low interest mortgage loans with the guarantee of advantageous terms and conditions over the whole term of the loan. The loans are used to fund the purchase of new apartments and houses or to purchase or renovate older real estate. The 'TOP Bydlení' program has had a substantially positive impact on the whole Czech mortgage loan market. Česká spořitelna has become the leader in a dynamically growing market of newly issued mortgage loans. In the period from June 2001 through the end of 2001, the Bank granted 3,600 mortgage loans under the 'TOP Bydlení' program, totaling CZK 3.6 billion.

TOP PODNIK
(TOP ENTERPRISE)

In April 2001, the Bank initiated the 'TOP Podnik' program in order to support, through long-term funding under low interest rate conditions, the development of middle sized businesses with a turnover from CZK 30 million to CZK 1.5 billion. The program targets the industrial, services, manufacturing and agricultural products processing sectors. Under the 'TOP Podnik' program, the Bank approved 38 applications for subsidized loans in the total amount of CZK 739 million in 2001. Additional loans totaling several billion crowns are under negotiation.

TOP PARTNER

In October 2000, the Bank launched its program of sponsorship activities entitled 'TOP Partner.' The objective of this program is to channel funds into supporting culture, science, sport, society and social development and health. Of the sponsorship budget committed under the TOP Partner program, a total of CZK 100 million has been distributed and another CZK 100 million has been invested in the Foundation of Česká spořitelna engaged in supporting projects in the areas listed above. Some key projects sponsored under the TOP Partner program include the exhibition **The Ten Centuries of Architecture,** which maps architecture in the Czech lands over ten centuries; **The Prague Spring International Music Festival 2001**; **CMC České manažerské centrum** in Čelákovice offering management educational programs; **The Survey: Sport Personalities of the Century; Sananim,** whereby the Bank follows up its long-term sponsorship of an anti-drug program entitled 'Česká spořitelna for Drug-free Life' and **the Czech Para Olympic Team –** a sports competition for handicapped persons.

TOP KAPITÁL
(TOP CAPITAL)

The TOP Kapitál program which be launched in 2002 will focus on providing joint venture capital to promising industrial businesses. Preparatory work is continuing and the program is expected to start during the later half of 2002.

The Card Program

In 2001, the trend in the card marketplace in the Czech Republic involved the increased use of payment cards for the purpose of making purchases by direct transfers from bank accounts. Česká spořitelna has markedly contributed to increasing this trend.

While the clients of other banks and Česká spořitelna's own clients effected 2.7 million and 1.7 million payment transactions, respectively, in the network of Česká spořitelna's traders (in the volume of CZK 8.3 billion) in 2000, the number of transactions executed by the clients of other banks and the Bank's own clients in 2001 increased to 3.7 million and 5.1 million, respectively. The aggregate transaction volume of Česká spořitelna's clients was CZK 13 billion. **The reasons** for the long-term trend which accelerated in 2001 are as follows: **the increasing number of payment cards, payment terminals and ATMs and the modernization of the Card Center.** Over the course of recent years, the technology of card transactions has substantially improved; card payments are fast, simple, comfortable and secure. In peak hours, **the Card Center systems process more than 1,500 ATM transactions and 500 direct payments with business partners per minute.** In addition, the modernization of the Card Center has created the platform for continued growth in payment card transactions.

USE OF PAYMENT CARDS AT VENDORS

Česká spořitelna continues its focus on supporting card payments. In December 2000, clients used 12 percent of the most commonly issued cards – Visa Electron, Maestro and EC-MC Variant. (These cards account for more than 90 percent of all the cards issued by Česká spořitelna). The number increased to almost 17 percent in December 2001. This development means that **another 114 thousand card holders took advantage of credit-card shopping for the year ended 31 December 2001**.

The aggregate number of points-of-sale – contractual partners of Česká spořitelna amounted to 14,093 at the end of 2001 – with a year-on-year increase of 9 percent. The average balance of the transaction was CZK 1,532 as compared to CZK 1,852 at the end of 2000. **This implies that the clients use of cards to pay smaller amounts is increasing.**

On a year-on-year basis, the network of ATMs increased by 64 to 954. Clients effected 71.7 million cash withdrawals in the total amount of CZK 156.3 billion. In 2000, the number of ATM transactions was 63.3 million with the aggregate volume being CZK 122.9 billion.

INTERNATIONAL PAYMENT CARDS

During 2001, the total number of active cards exceeded 2 million, reaching 2,211 thousand cards at the year-end – a year-on-year increase of 12 percent. The fastest growth (32 percent) was seen in international payment cards which amounted to 515 thousand. Česká spořitelna envisions a dynamic development of the credit card program, which will be enhanced by the entry of chip technology in future years. Under supplementary services, work began in October 2001 to develop a new product involving the prepayment (recharging) of mobile phone credits via ATMs.

In 2001, Česká spořitelna invested CZK 250 million in strengthening and modernizing the Card Center and its intention is to invest another CZK 480 million in 2002 specifically in the continued expansion of the network of payment terminals, ATMs and the introduction of new services and products.

Collection Boxes

PAYMENT ORDERS THROUGH COLLECTION BOXES

At the start of 2001, Česká spořitelna introduced 'collection boxes' to facilitate self-service payment orders. This new service has principally led to **a decrease in the waiting times for teller services.** Payment orders for giro accounts can be submitted at any branch office of Česká spořitelna. At present, the Bank's clients effect nearly 90 percent of all payment orders at branch offices through the collection boxes. Česká spořitelna follows strict procedures to ensure the security and accuracy in processing of payment orders.

Giro Account

The Bank retains the strongest position in the giro account market. The number of giro accounts amounted to 2.75 million and increased year-on-year by more than 100 thousand accounts. The balance of funds placed on giro accounts approached CZK 61 billion as of 31 December 2001. **The giro account is the most widely used current account for individuals in the Czech Republic.**

At year-end, Česká spořitelna's portfolio included more than 240 thousand current and term accounts with the balance totaling nearly CZK 55 billion. During the year, the Bank implemented interest levels in respect of current accounts of both the public and not-for-profit segment clients and a CZK-denominated current account for newly formed businesses. In connection with the transition of the EMU countries to the euro, Česká spořitelna transferred EMU currency denominated accounts to euro accounts.

The EBRD Project

PRODUCTS FOR SME'S

At the end of 2000, Česká spořitelna and the European Bank for Reconstruction and Development entered into a credit line facility arrangement to fund business plans of small and medium sized businesses, including newly formed businesses. The project reached a pilot stage in May 2001 and was implemented within the branch network at the end of 2001. The objective of the project is to offer small and mediums sized companies an accessible product which is tailored to match the needs of this client segment. Another key aspect of this project involves the implementation of a new credit process as part of the provision of banking services and products at Česká spořitelna. One of the components of this process is the provision of advisory services to small and medium sized enterprises. The acceleration of the whole credit process is also of significant benefit.

Packages of Products and Services for Specific Clientele

To meet the requirements of specific clients, during 2001, Česká spořitelna developed a number of programs, such as the **Comprehensive Program** – a combined offering of products and services to **the private client segment** provided under advantageous conditions, and the **Profit Program which is intended for clients from the micro and small enterprise segment**. The Profit Program is a comprehensive offering of products and services readily available for business purposes which can be combined with an offer to the representatives of the enterprise as individuals.

Financial Markets

Česká spořitelna actively expanded the range of products offered to corporate clients and institutional investors. The increased quality and scope of provided services has been reflected in the substantial growth of the number of clients served. At the same time, Česká spořitelna increased its activities involving the sale of both domestic and international bonds with a focus on the central European region. The Bank strengthened its market position both in regard to interbank transactions and the volume of transactions executed with the Bank's clients. The variety of products offered by Česká spořitelna in this area was substantially extended and the Bank introduced several new products. Česká spořitelna retains a very significant position in the money market and the primary and secondary bond market.

ISSUES OF BONDS

Česká spořitelna was involved in the execution of all significant primary issues of bonds of corporate and institutional issuers on the domestic market (the City of Prague, RadioMobil, a.s., Česká pojišťovna, a.s.) and was mandated to issue the bonds of Česká exportní banka, Třinecké železárny and the City of Prague. In the trading area, Česká spořitelna was one of the most active market makers with all products traded in the Czech Republic. In terms of product structure, the Bank covered both the FX market and the interest rate products market. The Bank is only one of the few local banks that is active in trading certain complex financial products, such as complex financial derivative instruments.

Česká spořitelna is one of the top players in the market for Czech Crown denominated deposits, interest rate derivatives, bonds (according to the data published by the Prague Stock Exchange, Česká spořitelna ranks as the third biggest dealer in the local bond market, having a 14 percent share) and foreign currency options. The Bank was one of the three most active local participants in the market. In terms of currency structure, the Bank's trading activities focused on the Czech Crown market and on foreign currency markets in the central European region in compliance with Erste Bank's strategy. Trading also extended to the main global markets. **Due to the volume of deals executed from the beginning of 2001, the Bank placed second among the largest equity dealers.** As such, the Bank has demonstrated its ability to be responsive and adaptive to the developments in the fast changing banking market and maintain its dominant position.

As part of the investment banking business, the Bank reflected increasing corporate client demand and included in its service portfolio initial public offerings. Focus on the Czech Republic will make Česká spořitelna's services more accessible to clients, and will strengthen the Bank's dominant position in the market.

In the collective investment area defined as investments for investment companies and their mutual funds, investment and pension funds, the Bank acts as a depository. At the end of 2001, the Bank provided these services to 16 mutual, investment and pension funds, which largely comprised the mutual funds of Investiční společnost České spořitelny. The assets managed by the Bank in a depository capacity amounted to CZK 33.6 billion, representing a year-on-year increase of 15 percent.

ASSET MANAGEMENT

Česká spořitelna offers a comprehensive range of asset management products both for individual and institutional investors. Asset management activities include assets of institutional clients specifically pension funds and insurance companies, assets of non-profit organizations and municipalities in the aggregate amount of CZK 8.8 billion and assets of private clientele of several hundreds of millions of crowns. This constitutes an increase in the volume of managed assets of 43 percent when compared to the beginning of 2001.

The Bank actively offers its clients asset management services as an integral component of its product offerring. Working closely with **Investiční společnost České spořitelny,** the Bank is developing a consolidated platform for asset management within the whole Financial Group of Česká spořitelna.

Services to the Public and Not-for-Profit Sector

MUNICIPALITIES

Traditionally, Česká spořitelna has specialized in providing **comprehensive banking and financial services to local governments and municipalities.** The Bank regularly serves with more than 4,900 clients in this area which represents 80 percent of all municipalities in the Czech Republic. More than one third of the total number of municipalities are the Bank's standing clients; the Bank maintains their basic budgetary accounts and executes payment transactions. Since 1991, the municipalities have been provided with loans in the aggregate amount of CZK 21.5 billion. The municipalities make decisions on entering into the majority of financial transactions pursuant to public tenders. The most important clients with which the Bank has entered into new transactions include large cities such as Prague, Ostrava, Plzeň, Kladno, Jihlava, Olomouc, Zlín and Havířov. In addition to municipalities, the key client base includes newly formed counties, state funds, schools, health facilities, churches and foundations. Česká spořitelna has developed programs of combined funding, specifically using subsidies and grants from the European Union and the Czech Government, for instance. This funding is for the purposes of renovating apartment buildings, building and repairing, municipal roads, issuing municipal mortgage loans, implementing the 'drinking water' programs and other similar large-scale activities.

Risk Management

Česká spořitelna places great emphasis on comprehensive risk management processes which enable it to effectively identify, measure, monitor and manage banking risks in accordance with Czech National Bank requirements, the standards of the parent company as well as general risk management principles. The Bank's Central Risk Management Department, Credit Risk Management Department and

Balance Sheet Management Department support the Bank in managing its income through the identification, monitoring and management of individual financial risks, thereby facilitating the effective allocation of funds. The bodies of key importance to the risk management process include the Bank's Board of Directors, the Credit Risk Committee, the Assets and Liabilities Management Committee, and the Financial Markets and Risk Management Committee.

MARKET AND OPERATIONAL RISKS

Central Risk Management is an independent department which is organizationally separate and distinct from the business divisions and the Transaction Settlement Department. Central Risk Management is subordinate and reports directly to the member of the Board of Directors responsible for financial management. Business divisions at Česká spořitelna report to other Board members. Central Risk Management is primarily responsible for managing market and operational risks.

Market risks inherent in the trading portfolio are measured through the sensitivity of fair values of individual trading portfolios to changes in risk factors such as interest rates, exchange rates, equity prices, volatility of interest and exchange rates. In addition to using the sensitivity factors, the Bank determines the aggregate market risk profile using the Value at Risk concept (VaR) through historical simulations.

Central Risk Management, with assistance from the department taking the risk, prepares proposals for market risk sensitivity limits so as to maintain their consistency with the established accepted degree of risk as determined by the Value at Risk. In addition to market risk sensitivity limits for portfolios and the VaR limits, the Bank uses 'stop-loss' limits for trading portfolios designed to prevent accumulated losses from changes in market factors.

In the financial markets area, Česká spořitelna uses advanced information technology systems and applications that enable it to value financial instruments and to monitor and measure market risks together with VaR on a real time basis. In 2001, the Bank completed the implementation of systems which represent the standard IT infrastructure used in the Erste Bank Group.

Information regarding the market risk profile of the trading portfolio is reported to the Bank's management on a daily basis, this enables the Bank to take flexible measures so as to mitigate losses arising from market risks.

Market risk management also involves the administration of systems for market risk monitoring including the independent setting of parameters for valuing financial market transactions on a fair value basis. The Bank develops and periodically reviews a binding 'Risk Management Manual' and assesses new products for market risk.

Another area on which the Bank puts great emphasis relates to the management of operational risks. Since September 2001, the Bank, with the assistance of the parent Erste Bank, has been implementing a project focused on this risk management area. The project is designed to prepare the Bank for the implementation of anticipated regulatory requirements developed in reaction to new Basle requirements. Implementing active and coordinated operational risk management increases the awareness of losses arising due to operational issues and facilitates their identification. The principal objective is to monitor the occurrence of operational risks in all banking areas and support procedures and processes leading to a mitigation of these risks based on data analyses.

Central Risk Management is additionally responsible for participating in the development and consolidation of the risk management system on a group-wide basis.

CREDIT RISK

Credit risk is one of the basic banking risks. It represents a risk of loss from the failure of the borrower to meet contractual commitments. Recognizing the significance of this risk, the Bank has a standalone Credit Risk Management Department, which is independent of the Bank's business divisions. Credit risk management involves identifying, measuring, monitoring credit risk and taking measures to mitigate the credit exposures taken.

In 2001, the Bank implemented a transformation project focused on credit risk management. **The project was primarily designed to develop a new credit culture, to implement an effective credit risk management process and to improve credit risk monitoring and measurement.**

Managing credit risk at Česká spořitelna involves the assessment of clients' creditworthiness. This assessment specifically focuses on analyzing the borrower's financial position and the anticipated development of his loan repayment abilities, evaluating of his repayment behaviour and his communication with the Bank. The assessment process results in the rating of the borrower. The assessment of the client's creditworthiness and rating of the client is performed prior to issuing a loan as well as throughout the loan term. The rating process complies with Czech National Bank requirements and the rating is based on the loan classification grading as set out in the relevant Czech National Bank regulation.

The Bank implemented a ten-grade rating system for corporate borrowers during 2001. The rating process differs by client segment (corporate clients, small corporate clients, municipalities, financial institutions, etc), the due to the specific nature of individual segments and differences in submitted information.

With a view to assessing credit risk associated with individuals, the Bank uses a credit scoring system. The credit scoring method is based on an assessment of a client's ability to take on and repay a loan by assigning standardized points to his relevant characteristics. The resulting number of points is the key factor that drives the decision as to whether the loan will be granted or not.

The credit process also includes an assessment of assets held as collateral based on the Bank's internal guidance. In the latter half of 2001, the Bank reassessed the collateral appraisal procedures. The refined procedures were implemented in the first quarter of 2002.

In 2001 the Bank implemented new loan approval procedure for both retail clients and corporate. Loans are approved by the Credit Risk Management Department or higher approval bodies – one Member of the Board plus the Credit Committee – as appropriate, rather than by the business division. Individual approval authorities are delegated to the Bank's officers based on their understanding of, and experience in, the lending process, rather than on their functional position within the Bank.

INTEREST RATE RISK

The Bank manages interest rate risk inherent in the banking book by using techniques based on simulating net interest income of the Bank and its sensitivity to changes in market interest rates (yield curves). The most recent interest rate risk profile is assessed by the Bank's Assets and Liabilities Management Committee on a daily basis in the context of the overall developments in financial markets, the Czech banking sector and structural changes in the Bank's balance sheet.
The key parameter monitored in respect of the Bank's interest rate sensitivity involves the relative change in the projected net interest income should the market interest rates immediately decrease/increase by -200/+200 basis points over the horizon of the following 36 months. At the end of 2001, the sensitivity level was below 4 percent. In other words, with the market interest rate levels changing by 200 basis points Česká spořitelna's net interest income would not decrease by more than 4 percent.

Service Quality Program

Another of the key transformation tasks relate to substantial improving the quality of provided services. In 2001, the Bank initiated an extensive **service quality program**.

In January 2001, the Bank's **Ombudsman Team** began its work. The Bank's clients can communicate with the ombudsman team by phone, mail, internet or by paying a personal visit. (The Office of Česká spořitelna's Ombudsman: may be reached by telephone 02/20100202, e-mail: ombudsman@csas.cz, postal address: Česká spořitelna, a.s., Kancelář ombudsmana, Václavské náměstí 56, Praha 1).

The ombudsman service has become the first service of this type in the Czech Republic in the commercial sector. During 2001, the Office of Ombudsman received and responded to 4,000 complaints, queries and recommendations. By analyzing the filed complaints, Česká spořitelna has been in a position to identify clients' wishes and sources of their dissatisfaction and use this information in refining and improving its services.

In the same period, Česká spořitelna launched its first **client telephone survey.** On a random sample basis, the Bank called its clients and raised detailed queries concerning their satisfaction or the lack thereof with the provided services. The sample covered 180 thousand clients of Česká spořitelna. Advanced techniques focused on determining clients' satisfaction have proven to be a source of valuable information that leads to improved service quality.

The quality of services at Česká spořitelna is managed through the implementation of binding **service quality standards** which reflect client priorities and best practice of leading global banks. 7,000 branch employees attended extensive service quality training sessions conducted at Česká spořitelna's branches. The service quality standards have become a tool for **measuring the quality of services.** All 700 branches of Česká spořitelna are subject to a quarterly assessment that takes the form of **mystery shopping.** Each measurement results in a **service quality index**. The value of the index ranges from 0 (the worst possible score) to 100 points (the best possible score) In the last quarter of 2001, the average service quality index was 86.49 points; the range of scores achieved by the worst and best branch office was 58.18 points to 99.66 points.


68.83
80.91
77.20
86.49
1Q
2Q
3Q
4Q

SERVICE QUALITY INDEX DEVELOPMENT IN 2001

Česká spořitelna would like to increase the ability of its staff to understand the wishes and needs of the client and offer commensurate services or products.

An independent study conducted by Accenture in 2001 showed that Česká spořitelna's services had markedly improved on a year-on-year basis. Česká spořitelna was rated as the second best Czech bank in terms of service quality.

Human Resources

The most valuable assets of each business are its human resources and the success of each company is dependent not only on the quality of management but also on the quality of the staff. **Staff quality requirements are increasing on an ongoing basis.** Česká spořitelna requires that its staff be **qualified and recognized professionals**. Therefore in 2001, Česká spořitelna launched a series of training and educational programs for its staff. The first wave was intended for 7,000 branch employees so as to enhance their sales skills; the second wave has been focused on a new client approach. Also, managers and staff that can be expected to assume managerial positions in the future will participate in intensive training programs.

The first phase of four new training programs designed for management will be attended by approximately 200 persons who are in managerial positions within the Bank. One of the programs has been structured to meet the MBA requirements and is conducted in English. The courses are focused on a number of banking areas such as economics, finance, marketing, retail banking, corporate banking, asset management, accounting, controlling, law and psychology.

OUTPLACEMENT PROGRAM

Česká spořitelna is eliminating redundant and obsolete working practices by centralizing the support operations on a group-wide basis. This leads to the inevitable process of reducing staff levels. Headcount reductions are very painful. In view of this **Česká spořitelna implemented a substantial Outplacement Program**. Employees within the notice period go to work to attend advisory courses and seek new jobs during business hours. In addition, the laid-off staff can seek assistance from consultants who principally aid in developing social and assertive skills. All staff whose employment has been discontinued on reorganizational grounds are eligible to participate in the program.

As of 31 December 2001, Česká spořitelna's headcount stood at 11,958, which represents a year-on-year decrease of 2,173 staff. Česká spořitelna plans to reduce its staff level to 10,800 by the end of 2002.

HEADCOUNT



15,277
14,133
11,958
1999
2000
2001

During the year ended 31 December 2001, the aggregate average salary rose by 29 percent to CZK 24,864. Basic salaries increased principally for tellers who were underpaid vis-à-vis market standards. Staff with a university degree accounted for almost 19 percent of the total headcount and the average age of staff is 38.5 years. The proportion of women in Česká spořitelna's management is almost 62 percent. Of the staff level, women accounted for 80 percent. Česká spořitelna has also begun to implement part-time employment arrangements that cover 50 to 80 percent of business hours while employment benefits remain unchanged. In the first phase, the part-time arrangements are intented for accounting and support functions. In the future, the Bank plans to increase part-time contracts to include teller positions.

Information Technology (IT)

The principal objectives of the information technology function in 2001 involved **taking an active part in and supporting** the implementation of changes under the transformation program and introducing new services in relation to **electronic banking and alternative distribution channels.** IT was required to ensure smooth operations of all applications including the implementation of modifications and changes that arose in response to the developments in this area and ongoing improvements in client services. Česká spořitelna made substantial improvements in the operations of **the payment cards system, where it minimized the number of failures while supporting the increase in the number of clients that use payment cards as a payment instrument.**

In addition, Česká spořitelna gave great attention to the definition of a new IT architecture which will facilitate the fulfillment of business targets while contributing to the integration of the Bank's IT environment. In order to fulfill these objectives, the Bank conducted a feasibility study of data warehousing, client relationship management, internet and intranet.

SAP AND SYMBOLS PROJECTS

In December 2000, Česká spořitelna implemented the internal banking system SAP R/3 for financial accounting, controlling, purchasing and human resources. The SAP project team included a technical team that supported the whole project team, developed the SAP R/3 system technical infrastructure, made preparations for the operation of the system and oversaw its operation. As of 1 August 2001, selected modules were put into routine operation. In November 2001, the Bank successfully completed the implementation of the Symbols system for the part corporate segment. This system was equipped with both Czech and English user interfaces.

CARD AND CLIENT CENTER

In 2001, Česká spořitelna developed full backup Card Center. This solution will enable the Card Center to test new versions of applications in an environment that is identical to the live environment. In addition, should any unexpected failure occur, the whole operation can be transferred to a substitute location. With regard to the Client Center, IT's task was to develop an IT infrastructure gradually as individual stages of the Client Center development were completed, in terms of function, service offering, follow-up on back-ends and subsidiaries.

WAN PROJECT

By implementing the WAN project, Česká spořitelna has put in place the most modern and extensive data network on the currently in the Czech Republic which created the conditions for implementing other planned projects (specifically Symbols Retail).

CENTRAL LOAN REGISTER

Česká spořitelna participated in developing a 'Central Register of Corporate and Retail Loans' – a project of the Czech National Bank. The purpose of the Central Register is to effectively utilize the data available in the banking sector as a whole to facilitate more effective management of lending risks. The principal objective of the project is to provide Česká spořitelna with access to the Central Register and to ensure the secure provision of the Bank's client data to the database held at the Central Register. In 2001, Česká spořitelna created conditions for supplying data to the register and developed technical conditions to ensure safe communication between the Bank and the Czech National Bank.

Česká spořitelna's Active Involvement in Cultural, Educational, Scientific and Sporting Events and in Public and Social Affairs

In 2001, Česká spořitelna further developed its sponsorship activities and expanded the focused and effective channeling of funds into individual areas related to culture, education and science, sport and public and social affairs according to set objectives. In evaluating individual projects, the Bank consistently used and made further refinements to its new evaluation system By having this system in place, the Bank has the capacity to monitor sponsorship activities and to oversee the allocation of funds to the four areas listed above across the whole Czech Republic.

In addition to supporting traditional projects such as Divadlo na Vinohradech (Vinohrady Theater), Smetanova Litomyšl, Poláčkovo léto, Charles University, the Prague ZOO, the Mamma Foundation, Life 90 'The PORTUS House,' Česká spořitelna MTB Team, Bike for Life, the Bank continued its second-year cooperation with the SANANIM Drug Prevention Center, and the Prague Theater Festival of German Language, etc.

Česká spořitelna entered into new long-term and large projects such as the general partnership with the National Theater, The Prague Spring International Music Festival, The Kmochův Kolín International Festival of Brass Music, The Prague School of Economics, Miss Aerobic, Czech Tennis for the New Millennium, The Moravian Wine Trails, and further as a partner of the Czech Athletics, the Czech Para Olympic Team, and the Czech Catholic Charity. In addition, Česká spořitelna participated in a number of other smaller but important projects, such as the Baroque Theater of the Český Krumlov Chateau, the Humana Festival, The Prague Dance Conservatory, special schools for the visually impaired, the School of Song, PALATA – the Home of the Visually Impaired, the Kladruby Rehabilitation Institute and many others. Examples of non-recurring but large and important projects include the exhibition 'Ten Centuries of Architecture', the concerts of AC/DC and Yes, and a concert tour of the Hradišťan band.


FREESOUL

Hana Cygonková
Erste Bank AG, Vienna, Austria

STRATEGIC PLANS AND BUSINESS POLICY
FOR THE YEAR 2002 AND FORECASTED DEVELOPMENTS

STRATEGIC OBJECTIVES

The year 2002 will be a period when Česká spořitelna will fulfill **principal strategic objectives** that were set following its privatization at the beginning of 2000:

- Further enhance the standards and reliability of client services, improve the professional approach, implement more distribution channels, and develop innovative of products and services on an on-going basis;

- Achieve a Return on Equity of 18 percent, decrease the income/expense ratio below the threshold of 65 percent and create conditions for continued future economic growth;

- Complete the implementation of the staff reduction program, improve employee performance assessment schemes and remuneration levels;

- Benefit the public by implementing other sponsorship activities specifically in relation to community and health development.

Česká spořitelna will be required to make substantial investments in its infrastructure to make efficiencies and considerable cost reductions from these investments. While the key part of the Bank's transformation program was completed as of 31 December 2001, a large number of transformation sub-programs are expected to continue. By taking these steps, the Bank is creating conditions for expanding, achieving greater effectiveness and profitability and benefiting maximally from the opportunities that will result from the Czech Republic's accession to the European Union.

MACROECONOMIC ASSUMPTIONS

Česká spořitelna's strategy and business policy for the year ending 31 December 2002 and the following years rests on the following **macroeconomic assumptions**:

- The year 2002 will witness a year-on-year slow-down of GDP to approximately 3 percent. This slowdown, caused by global recessionary effects, will have an adverse impact on demand for Czech exports, thereby affecting the whole Czech economy. Following the global economic recovery, the growth of the Czech economy is expected to return to 4 percent;

- In the meantime, consumer inflation will be in the upper range of the 2-4 percent target spread per annum as projected by the Czech National Bank until the year 2005;

- The foreign trade deficit will be in the range of CZK 110 billion to CZK 130 billion in the near future and the proportion of the current account deficit to GDP is expected to be around 4.5 percent;

- Following the extraordinary development in 2002, the inflow of foreign direct investments will stabilize at USD 4 – 5 billion a year, with a tendency to continue declining. Despite this development, the inflow of capital will be more than sufficient to accommodate the current account deficit;

- Following the initial drop of short-term interest rates of a further 25 – 50 basis points in the first half of 2002, these rates will be inclined to grow in further years up to the level of approximately 5 percent as the Czech National Bank will be required to face inflationary pressures (high household demand, impacts of the massive import of foreign capital on cash reserves, the process of bringing price levels into line prior to EU accession and other factors);

- As a result of the surplus of the aggregate balance of payment, the CZK/EUR exchange rate will have a further tendency to increase (from the average rate of CZK 33 in 2002 to approximately CZK 30 for one euro in 2004).

In the Bank's consolidated balance sheet which the Bank expects to increase by approximately 4 percent in 2002 and by similar percentages in the following two years, **loans and advances to customers** are to decline slightly. This decline will affect the aggregate amount of loans transferred to Česká konsolidační agentura. This will not be entirely compensated for by the rising volume of loans advanced under programs targeted at supporting small and medium sized businesses and housing. Approximately at mid-2002, the Bank is expected to transfer the last loans to Česká konsolidační agentura, thereby creating pre-conditions to ensure that year-on-year increases in loan balances exceed inflation in the future period. **Loans and advances to financial institutions** are expected to gradually decrease as a result of preferential placement of primary funds into loans to clients and high-yield assets on capital markets principally representing individual portfolios of **securities.** In future periods, **client deposits** are to substantially follow the development of aggregate assets, whereas **amounts owed to financial institutions** will effectively remain unchanged reflecting the positive development of primary funds.

For the year ending 31 December 2002, the Bank is projecting a considerable, more than two-fold, increase in the profit on a year-on-year basis. Future periods are also expected to see a growth of profits but the rate of growth should be at a more customary rate of 20 – 25 percent per year. The continuous increase in **net interest income** of approximately 10 percent annually will be principally facilitated by the anticipated rise of primary deposits and the implementation of a prudent interest policy with regard to those funds. Net interest income will additionally grow due to a continuing increase in loan transactions while maintaining an appropriate credit risk profile and re-allocating assets in money and capital markets. In 2002, the balance of **provisions for losses on loans and advances** will markedly decrease year-on-year and the credit risk profile will reach a standard level following the completion of the asset reclassification exercise. In 2003 and 2004, net provisions are anticipated to increase only to reflect the expanding lending activities of the Bank. The projected increase in **fee and commission income** of approximately 12 percent annually is based on the assumption that the volume of payment transactions will continue to grow, the card program will further develop as well as the sale of products of the Bank's subsidiaries within the Bank's network. The increase in **net profit on financial operations** will be primarily attributable to a rise of the volumes of client transactions.

BUSINESS PRIORITIES

Individual business divisions of Česká spořitelna will focus their attention on the following **business priorities** and significant events during 2002:

Retail banking

Retail banking activities will be principally targeted at developing a competitive selling system that will involve not only staff training and a new client care concept but also a broader range of the Bank's own products and more intensive cross-selling of the Group's products. As modern forms of account servicing through direct banking will be used more and more, greater attention will be given to further improving the structure of employment positions at branches. With regard to the branch network, the Bank will also attach greater importance to the preparatory work to implement the integrated IT system Symbols and other branch infrastructure facilities consistent with the Erste Bank Group standard.

Corporate banking

In addition to implementing Symbols, the **corporate banking** activities of the Bank will focus on capturing a higher market share. With regard to public sector services, the Bank will make an effort to retain its strong position while expanding its product offering. In the medium sized enterprise segment, the Bank is planning to take a pro-active approach so as to develop its client base and strengthen client relations. The trend of boosting real estate financing will continue with a specific focus on housing projects.

The Financial Markets area

With a view to ensuring the further growth of the **financial markets area,** the Bank will focus on increasing selling efforts with respect to asset management products (emphasis will be put on the sale of open-ended mutual funds of Erste Bank Group and portfolio management for institutional investors), expanding the sale of Treasury products to corporate clients, implementing a program designed to boost gains from foreign exchange transactions and to improve income through the diversification of the investment portfolio.

INFORMATION FOR THE SHAREHOLDERS

ČESKÁ SPOŘITELNA'S SHAREHOLDER STRUCTURE AS OF 31 DECEMBER 2001

Shareholder	Ownership percentage	Share in voting rights (%)
Erste Bank der Oersterreichischen Sparkassen AG, Graben 21, Vienna, Austria	52.15	56.31
Česká pojišťovna, a.s. Spálená 16, Prague 1	6.59	7.11
European Bank for Reconstruction and Development One Exchange Square, London, Great Britain	5.92	6.39
Cities and towns of the Czech Republic	7.38	X
Trustees on behalf of stock owners	11.21	12.10
Other corporate entities	15.51	16.75
Of which: domestic	1.53	1.65
foreign	13.98	15.10
Private individuals:	1.24	1.34
Of which: domestic	1.21	1.31
foreign	0.03	0.03

The members of Česká spořitelna's Board of Directors held no shares of Česká spořitelna as of 31 December 2001. The members of the Supervisory Board of Česká spořitelna held 2,530 shares as of 31 December 2001, that is, 0.002 percent of the registered share capital.

As of 31 December 2001, the share capital amounted to CZK 15,200 million and consisted of 11,211,213 registered priority shares with a nominal value of CZK 100 per share, and 140,788,787 bearer shares with a nominal value of CZK 100 per share. Pursuant to a resolution of the extraordinary General Meeting held on 10 March 1999, the Bank's share capital was increased by CZK 7,600,000 thousand to CZK 15,200,000 thousand during 1999. The share subscription took place in three rounds. Only shareholders with the right of pre-emption for the newly issued shares were allowed to participate in the first and second rounds. The third round was open to the public. All the shares were subscribed as bearer ordinary shares. Subscription was carried out at the nominal value of CZK 100 per share, that is, without a share premium. The subscribed share capital was fully paid and entered into the Register of Companies on 17 September 1999.

INFORMATION ON THE ACQUISITION OF TREASURY SHARES

The Bank trades with its treasury shares in order to provide services to investors and shareholders in this area and also to create a market ('market making') with its shares. During the year ended 31 December 2001, Česká spořitelna purchased 8,832 thousand shares with an aggregate purchase value totaling CZK 2,350 million and sold 8,814 thousand shares with an aggregate selling price of CZK 2,350 million. The lowest and the highest selling prices per share in 2001 were CZK 198.60 and CZK 314.00, respectively. In early 2001, Česká spořitelna owned no treasury shares, while it held 17,926 of treasury shares as of 31 December 2001, representing 0.01 percent of its registered share capital.

EXTRAORDINARY GENERAL MEETING

On 22 October 2001, the shareholders held an extraordinary General Meeting. The sole issue on the agenda involved the change of the Bank's Articles of Association regarding the extension of the transferability of the Bank's priority shares to third parties, conditioned by the consent of the Board of Directors. The change of the Articles of Association was approved by the shareholders present at that meeting but had not been entered into the Register of Companies as of 31 December 2001.

The change of the Bank's Articles of Association will enable its majority shareholder, Erste Bank, to *repurchase priority shares held by municipalities in the Czech Republic interested in such a transaction*. By proposing to purchase priority shares, Erste Bank fulfilled one of the obligations made to the Czech government in the privatization of Česká spořitelna. Erste Bank will purchase a total of 7,901,572 shares at CZK 130 per share, which represents 70.48 percent of the issued priority shares, ie 5.20 percent of the Bank's share capital. The offer was accepted by 2,329 municipalities. As of 31 December 2001, the transfer of priority shares had not been registered in the Securities Center.

DEVELOPMENT OF SHARE PRICE AND THE PX 50 INDEX

Financial Markets Development

Developments on the Czech capital market in 2001 were not very positive. In parallel with the tendencies on foreign share markets, the Prague stock exchange continued the downward trend that had begun in the second quarter of 2000. The most negatively affected sector was telecommunications, while banking continued to attract the greatest attention among investors. As the telecommunication sector traditionally accounts for the greatest proportion of the PX 50 index, the world-wide decline in confidence in technology stocks had a negative impact on the Czech share market as well. The economic recession in the USA, which continued to be visible irrespective of a significant reduction of interest rates, was the major reason for the fall in prices of Czech and foreign shares. Some Czech shares were also negatively influenced by privatizations, such as České radiokomunikace or Unipetrol. On the other hand, the completion of the privatization of the banking sector through the sale of Komerční banka attracted attention to banking shares and thus, the shares of Česká spořitelna. While trading on the Prague Stock Exchange throughout 2001 was significantly below the level at the beginning of year, a turnaround on foreign markets in the last three months of the year led to a rather significant increase in Czech share prices. The tragic events of 11 September in the USA pulled share prices markedly below long-term record minimal values, but the sharp rise in prices in the last quarter of 2001 offset this drop. In spite of a slight hiccup on foreign stock markets at the beginning of this year, Czech shares maintained the growing trend that started in the last quarter of 2001, owing primarily to ongoing interest in the Czech banking sector.

Inflation and the expected development in interest rates were the principal factors affecting the bond market last year. Given the positive inflation trend at the beginning of 2001, the market expected a decrease in interest rates which was in turn reflected in lower yields on the bond market. However, one-off factors, such as the seasonal rise of food prices and the vacation period in the summer months, led to a different inflation development. Some investors perceived the growing inflation as a consequence of inflationary pressures responding to domestic demand and feared a rapid increase in interest rates, which caused a turnaround on the bond market and growth of bond yields. In the early autumn, when one-off factors increasing inflation were no longer relevant and inflation began to return to the original rate of the first quarter of 2001, investors once again took a different view in favor of the decline of interest rates. This meant yet another change for the bond market and a sharp decrease in returns. The market easily absorbed the increased volume of issued state bonds during 2001 and no changes are expected in this respect this year. Inflation should remain the key driving force influencing the yields on Czech bonds.

Development of Česká spořitelna Share Price

As a result of the successful completion of the Bank's privatization at the beginning of 2000, as well as the improved performance of the Bank, the shares of Česká spořitelna, together with Philip Morris

ČR, became the most successful issues traded in the SPAD system of the Prague Stock Exchange. During last year, the share price rose by 26.5 percent from CZK 234.40 at the end of 2000 to CZK 296.50. On 14 November 2001, the price reached CZK 314.70, which represented the highest price in the past five-year period (the lowest price during the year of CZK 224.60 was recorded on 6 April 2001). As the Prague Stock Exchange index PX 50 fell by 17.5 percent, the shares of Česká spořitelna outperformed the index by 53 percent, bringing investors excellent profits. The shares doubtlessly benefited from the ongoing restructuring processes in the Bank following its successful privatization. By implementing a series of new measures the new management was able to regain the confidence of investors in Česká spořitelna, which was reflected in the growing interest in its shares and their price increase during the year. Another positive effect was the continuing world-wide distrust of the risky technological sphere and the return of investors to safer investment strategies. The price of Česká spořitelna shares continued to grow in early 2002, rising by 11 percent to CZK 329 in the first three weeks of the year.

THE PRICES OF ČESKÁ SPOŘITELNA SHARES AND THE ADJUSTED PX 50 INDEX



CZK
320
310
300
290
280
270
260
250
240
230
220
210
200
190
180
170
160
150
31. 12. 00
31. 1. 01
2. 3. 01
3. 4. 01
7. 5. 01
11. 7. 01
10. 8. 01
11. 9. 01
12. 10. 01
13. 11. 01
13. 12. 01
31. 1. 01
Česká spořitelna
PX 50

INFORMATION ON SECURITIES ISSUED

Class:	ordinary shares and priority shares
Type:	140,788,787 of bearer shares of ordinary stock 11,211,213 of registered priority shares
Form:	book-entry shares
Total shares:	152,000,000
ISIN:	CZ0008023801 (ordinary shares) CZ0008023736 (priority shares)
Total issue amount:	CZK 15,200,000,000
Nominal value per share:	CZK 100
Transfer method:	marketability of bearer shares of ordinary stock is not restricted; rights pass when the shares are handed over to the new owner; registered priority shares may only be transferred among municipalities of the Czech Republic
Number of publicly tradable shares	140,788,787 shares of ordinary stock (92.62% of the registered share capital)
Shares are traded on:	Prague Stock Exchange, RM-System

All rights and obligations related to the ownership of the bearer shares are stipulated by the Commercial Code, the Banking Act, and the Securities Act.

Bond Issue of Česká spořitelna, a.s.

10.75% bonds due in 2002

ISIN:	CZ0003700437
Issue date:	27 February 1997
Type:	bearer bonds
Form:	certificate
Total issue amount:	CZK 5,000,000,000
Nominal value per bond:	CZK 10,000
Number of bonds:	500,000
Coupons attached:	5 coupons – fixed 10.75% interest rate p.a. paid annually in arrears
Bond transfer method:	no restrictions; rights attached to the bonds and coupons pass to the new owner when the bonds and coupons are handed over
Issue administrator:	Česká spořitelna, a.s., Olbrachtova 1929/62, 140 00 Prague 4
Designated office of the administrator:	Česká spořitelna, a.s., Národní 27, 110 00 Prague 1
Bonds are traded at:	Prague Stock Exchange, a.s., main market
Denomination of the bonds:	CZK
Bond maturity:	the bonds shall be paid in their nominal value on 27 February 2002

Mortgage Bond Issue

11.85% mortgage bonds due in 2003

ISIN:	CZ0002000078
Issue date:	3 August 1998
Type:	bearer bonds
Form:	book-entry
Total issue volume:	CZK 500,000,000
Nominal value per bond:	CZK 10,000
Number of bonds:	50,000
Coupons:	fixed 11.85% interest rate p.a. paid annually in arrears
Bond transfer method:	no restrictions; the mortgage bonds pass to the new owner as of the date the transfer is registered in the Securities Center for the benefit of the acquirer.
Issue administrator:	Česká spořitelna, a.s., Olbrachtova 1929/62, 140 00 Prague 4
Designated office of the administrator:	Česká spořitelna, a.s., Národní 27, 110 00 Prague 1
Mortgage bonds traded on:	Prague Stock Exchange, a.s., free market
Denomination of the bonds:	CZK
Bond maturity:	mortgage bonds shall be paid in their nominal value on 3 August 2003.

SUBJECT OF BUSINESS PURSUANT TO SECTION 2 OF ČESKÁ SPOŘITELNA'S ARTICLES OF ASSOCIATION EFFECTIVE AS OF 31 DECEMBER 2001

The Bank's principal subject of business is the performance of banking operations and the provision of banking services in the Czech Republic and in relation to foreign countries pursuant to the applicable legislation governing the activities of banks.

Česká spořitelna mainly operates in the following areas:

(a) accepting deposits from the public;
(b) advancing loans;
(c) investing in securities for the Bank's own account;
(d) finance leases;
(e) payments and settlements;
(f) issuing of payment instruments such as bank cards and travelers' checks;
(g) providing guarantees;
(h) opening letters of credit;
(i) arranging for collection;
(j) trading with instruments denominated in foreign currencies for the Bank's own account or for the client's account, trading in futures and options, including exchange rate and interest rate contracts, trading in convertible securities;
(k) participation in equity issues and provision of related services;
(l) financial brokerage;
(m) provision of business advisory services;
(n) managing client's securities for his account, including consultancy;
(o) deposit and management of securities and other instruments;
(p) acting as a custodian bank;
(q) currency exchange operations;
(r) providing banking information;
(s) lease of safe deposit boxes;
(t) issuing mortgage bonds under special legislation;
(u) maintaining separate part of records of the Securities Center.

LICENSES AND TRADEMARKS

Key licenses acquired under intellectual property arrangements relate to licenses for the use of software:

SAP R/3 (mySAP.com) by SAP (this software is used for the maintenance of the Bank's accounting records, controlling, maintenance of issues related to material economy and personnel);
NetSymbols by System Access (this software serves for trading in the commercial banking sector);
STARBANK by ASSET (this software is designed to support the maintenance of current and foreign currency accounts).

Česká spořitelna owns several trademarks registered in the Trademark Register held at the Industrial Property Office which relate to its major products.

Financial Investment in Shares and Bonds

CZK million	2001	2000	1999
Bonds	177,426	140,588	93,575
Shares	792	7,551	4,987
Fixed asset investments	1,275	1,218	1,015
Total financial investments	**179,493**	**149,357**	**99,577**

Acquisition of Tangible and Intangible Fixed Assets*

CZK million	2001	2000	1999
Tangible fixed assets	3,105	1,326	1,306
Intangible fixed assets	1,819	825	366
Total	4,924	2,151	1,672

*Figures based on statements prepared in compliance with the Czech Statistical Office's methodology.

Movements in Shareholders' Equity

CZK million	2001	2000	1999
Share capital	15,200	15,200	15,200
Share premium	0	0	0
Reserve funds	490	247	5,140
Capital funds	2	2	2
Retained earnings/accumulated losses brought forward	4,494	0	0
Current period profit/(loss)	3,034	4,860	(4,893)
Shareholders' equity	**23,220**	**20,309**	**15,449**

Net Profit on Ordinary Activities per Share and Dividend Amount per Share

	2001	2000	1999
Net profit on ordinary activities (CZK million)	2,839	6,106	(6,107)
Number of shares (millions)	152	152	152
Net profit on ordinary activities (per share)	19	40	-40
Dividend amount per share (CZK)	3*	2**	0

* a proposal to be approved by the General Meeting ** priority shares

Operating Income

CZK million	2001	2000	1999
Net interest income	13,291	11,016	12,666
Income from variable yield securities	367	117	188
Net fee and commission income	6,106	4,733	4,093
Profit from financial operations	2,061	2,310	57
Other income	349	413	429
Total operating income	**22,174**	**18,589**	**17,433**

Loans Received, Other Liabilities and Security Provided

CZK million	31 December 2001
Loans received (unsecured)	14,669
Subordinated debt	5,500
Total other liabilities (unsecured)	436,463
amounts owed to banks, except for loans received	59,595
amounts owed to customers	365,545
Certificates of deposit and similar securities	11,323
Collateral issued (contingent liabilities)	3,530

AUDITOR

Auditor of the annual unconsolidated financial statements for the year ended 31 December 1999 prepared in accordance with Czech Accounting Standards, auditor of the consolidated financial statements for the year ended 31 December 1999 prepared in accordance with IAS, auditor of the consolidated financial statements for the year ended 31 December 1999 prepared in accordance with Czech Accounting Standards and auditor of the annual report for the year ended 31 December 1999.

Name:	KPMG Česká republika Audit, s.r.o.
Address:	Jana Masaryka 12, Prague 2, 120 00
Telephone:	02/22123111
Fax:	02/22123100
E-mail:	gen@kpmg.cz
License No.:	071

Auditor of the annual unconsolidated financial statements for the year ended 31 December 2000 prepared in accordance with Czech Accounting Standards, auditor of the consolidated financial statements for the year ended 31 December 2000 prepared in accordance with IAS, auditor of the consolidated financial statements for the year ended 31 December 2000 prepared in accordance with Czech Accounting Standards and auditor of the annual report for the year ended 31 December 2000.

Name:	DELOITTE A TOUCHE, spol. s r.o.
Address:	Týn 641/4 Prague 1, 110 00
Telephone:	02/24895500
Fax:	02/24895555
License No:	079

Auditor of the annual unconsolidated financial statements for the year ended 31 December 2001 prepared in accordance with Czech Accounting Standards, auditor of the consolidated financial statements for the year ended 31 December 2001 prepared in accordance with IAS, auditor of the consolidated financial statements for the year ended 31 December 2001 prepared in accordance with Czech Accounting Standards and auditor of the annual report for the year ended 31 December 2001.

Name:	DELOITTE A TOUCHE, spol. s r.o.
Address:	Týn 641/4 Prague 1, 110 00
Telephone:	02/24895500
Fax:	02/24895555
License No:	079

AFFIDAVIT

Prague, 30 April 2002

The below signed hereby declare that the information stated in the annual report of Česká spořitelna, a.s. for the year ended 31 December 2001 reflects the true state of affairs and that no material circumstances that may have an impact on the accurate and correct assessment of Česká spořitelna, a.s. were omitted. They also declare that the financial statements for the past three accounting periods have been audited and that the auditor's reports for the year ended 31 December 2001 are included in this report.

Dušan BARAN
Vice-chairman of the Board
and First Deputy CEO
Olbrachtova 62, Prague 4, 140 00

Martin ŠKOPEK
Member of the Board and
Deputy CEO
Olbrachtova 62, Prague 4, 140 00

REPORT OF THE SUPERVISORY BOARD

During the 2001 business year, the Supervisory Board of Česká spořitelna, a.s. regularly discharged its duties under the law and the company's Articles of Association. As the company's oversight body, the Supervisory Board monitored the Board of Directors' exercise of its powers as well as the Bank's operations, finances and the realization of its strategic plans. The Supervisory Board was kept up to date on the bank's operations, its financial situation, the course of privatization process and other material and important Bank matters.

The Supervisory Board reviewed the submitted financial statement for the year ended 31st December 2001 and concluded that the books and accounting records were kept in a transparent manner, in accordance with accounting regulations, and that the accounts and year-end financial statement correctly present the Bank's financial situation as of 31st December 2001.

The audit of the year-end financial statement was performed by Deloitte & Touche, spol. s r.o., who confirmed that the Bank's accounts present fairly, in all material respects, the assets, shareholders' equity and financial situation of the company as of 31st December 2001 and its earnings for the year then ended. The Supervisory Board noted and agreed with the opinion expressed by the auditors.

In view of all above facts, the Supervisory Board recommended that the General Meeting approve the financial statement of Česká spořitelna, a.s. for the year ended 31st December 2001 and the proposed profit allocation as put forward by the Board of Directors.



Andreas TREICHL
Chairman of the Supervisory Board


Klaus Ebner
Erste Bank Hungary Rt., Hungary

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS FOR THE YEAR ENDED 31 DECEMBER 2001

CONTENTS

Tel.: +420 (2) 248 95 500
Fax: +420 (2) 248 95 555
www.deloitteCE.com

Deloitte & Touche

Independent Auditors' Report to the Shareholders of Česká spořitelna, a.s.

We have audited the accompanying consolidated balance sheets of Česká spořitelna, a.s. (the "Bank") as of 31 December 2001 and 2000 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and conduct the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Česká spořitelna, a.s. as of 31 December 2001 and 2000, and the consolidated results of its operations, cash flows and changes in shareholders' equity for the years then ended in accordance with International Accounting Standards.

Prague, 12 April 2002

Deloitte & Touche

Deloitte & Touche

Deloitte
Touche
Tohmatsu

CONSOLIDATED BALANCE SHEET

As of 31 December 2001

	MCZK	Note	31 December 2001	31 December 2000
	ASSETS			
1.	Cash and balances with the CNB	6	22,930	21,144
2.	Loans and advances to financial institutions	7	120,104	114,650
3.	Amounts due from Česká konsolidační agentura	8	37,182	40,494
4.	Loans and advances to customers	9	149,473	134,900
5.	Provisions for losses on loans and advances	10	(21,645)	(23,523)
6.	Securities and other assets held for trading	11	24,186	47,017
7.	Securities available for sale	12	18,951	11,132
8.	Securities and other assets held to maturity	13	101,003	55,082
9.	Intangible fixed assets	14	3,177	1,603
10.	Property and equipment	15	16,792	16,583
11.	Other assets	16, 17	19,452	18,973
	Total assets		**491,605**	**438,055**
	LIABILITIES AND SHAREHOLDERS' EQUITY			
1.	Amounts owed to financial institutions	18	31,142	16,709
2.	Amounts owed to customers	19	388,252	352,622
3.	Bonds in issue	20	10,988	10,030
4.	Provisions for liabilities and other reserves	21	4,704	3,827
5.	Other liabilities	22	25,474	25,676
6.	Subordinated debt	23	5,500	5,500
7.	Minority interests	24	1,090	1,036
8.	Shareholders' equity	25	24,455	22,655
	Total liabilities and shareholders' equity		**491,605**	**438,055**

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by the Board of Directors of the Bank on 12 April 2002.

Jack Stack

John James Stack
Chairman of the Board and
Chief Executive Officer

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the Year Ended 31 December 2001

	MCZK	Note	Year ended 31 December 2001	Year ended 31 December 2000
	ASSETS			
1.	Interest income and similar income	26	27,729	24,904
2.	Interest expense and similar expense	27	(12,573)	(12,906)
	Net interest income		**15,156**	**11,998**
3.	Provisions for losses on loans and advances	28	(2,731)	(3,217)
	Net interest income after provisions for losses on loans and advances		**12,425**	**8,781**
4.	Fee and commission income		6,711	5,580
5.	Fee and commission expense		(513)	(460)
	Net fee and commission income		**6,198**	**5,120**
6.	Net profit on financial operations	29	833	1 994
7.	General administrative expenses	30	(15,224)	(13,508)
8.	Other operating expenses, net	31	(1,336)	(1,387)
	Profit before taxes		**2,896**	**1,000**
9.	Income tax expense	32	(975)	(975)
	Profit after taxes		**1,921**	**25**
10.	Minority interest	24	(123)	16
	Net profit for the year		**1,798**	**41**
	Basic and diluted earnings per share (CZK)	**33**	**11.83**	**0.27**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT

OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended 31 December 2001

MCZK	Retained earnings	Treasury shares	Statutory reserve fund	General reserves	Share capital	Total
At 1 January 2000	**2,255**	**-**	**5,316**	**73**	**15,200**	**22,844**
Difference between the purchase price and net assets acquired	(230)	-	-	-	-	(230)
Transfer from reserve funds	4,765	-	(4,765)	-	-	-
Profit for the year	41	-	-		-	41
At 31 December 2000	**6,831**	**-**	**551**	**73**	**15,200**	**22,655**
At 1 January 2001 (as previously reported)	**6,831**	**-**	**551**	**73**	**15,200**	**22,655**
Effect of adopting IAS 39 (Note 35)	47	-	-	-	-	47
Balance at 1 January 2001	**6,878**	**-**	**551**	**73**	**15,200**	**22,702**
Dividends	(19)	-	-		-	(19)
Transfer to reserve funds	(226)	-	299	(73)	-	0
Acquisition of treasury shares	-	(26)	-	-	-	(26)
Profit for the year	1,798	-				1,798
At 31 December 2001	**8,431**	**(26)**	**824**	**0**	**15,200**	**24,455**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended 31 December 2001

MCZK	Note	2001	2000
Profit before taxes		2,896	1,000
Adjustments for non-cash transactions:			
Creation of provisions for losses on loans, advances and other assets		2,751	3,460
Depreciation and amortisation		2,271	2,750
Impairment of tangible and intangible fixed assets		819	225
Unrealised (profit)/loss on securities held for trading and securities available for sale		618	(853)
Net loss on securities held to maturity		622	690
Net profit on equity investments		0	(42)
(Release)/creation of restructuring reserves net of cash outflow from utilisation		(203)	1,196
(Release)/creation of other reserves		1,080	(987)
Change in fair values of financial derivatives		(2,147)	977
Operating profit/ before changes in operating assets and liabilities		8,707	8,416
Cash flows from operating activities			
(Increase)/decrease in operating assets			
Minimum reserve deposits with the CNB		(85)	(1,167)
Loans and advances to financial institutions		(3,896)	(15,402)
Loans and advances to customers, including Česká konsolidační agentura		(15,813)	3 014
Securities and other assets held for trading		9,664	15,795
Securities available for sale		(6,377)	-
Other assets		(1,399)	(35)
Increase/(decrease) in operating liabilities			
Amounts owed to financial institutions		14,292	(6,228)
Amounts owed to customers		35,630	31,876
Other liabilities		(5,111)	9,262
Net cash flow from operating activities before income tax		35,612	45,531
Income taxes paid		(132)	(164)
Net cash flow from operating activities		**35,480**	**45,367**
Cash flows from investing activities			
Acquisition of business net of cash acquired (Note 4(j))		-	(1,432)
Net (increase)/decrease in securities and other assets held to maturity		(33,591)	(40,609)
Purchase of tangible and intangible fixed assets		(6,035)	(3,076)
Proceeds from the sale of tangible and intangible fixed assets		1,162	120
Net cash flow from investing activities		**(38,464)**	**(44,997)**
Cash flows from financing activities			
Purchase of treasury shares		(26)	-
Dividends paid		(19)	-
Dividends paid to minority shareholders		(69)	-
Increase in minority interests from the capital increase		-	500
Bonds in issue		958	(22)
Net cash flow from financing activities		**844**	**478**
Net increase in cash and cash equivalents		**(2,140)**	**848**
Cash and cash equivalents at beginning of year		**40,817**	**39,969**
Cash and cash equivalents at end of year	34	**38,677**	**40,817**

The accompanying notes are an integral part of these consolidated financial statements.

1. INTRODUCTION

Česká spořitelna, a.s. (henceforth the "Bank"), having its registered office address at Olbracthova 1929/62, Prague 4, 140 00, Corporate ID 45244782, is the legal successor of the Czech State Savings Bank and was founded as a joint stock company in the Czech Republic on 30 December 1991. The Bank is a universal savings bank offering retail, corporate and investment banking services in the territory of the Czech Republic.

On 2 February 2000, the Government of the Czech Republic resolved to sell its majority 52.07 percent shareholding in the Bank to Erste Bank der Oesterreichischen Sparkassen AG (henceforth "Erste Bank"). On 1 March 2000, the representatives of the National Property Fund of the Czech Republic and Erste Bank entered into a Share Purchase Agreement. The transaction was completed on 3 August 2000 following the transfer of the shares in the Securities Centre. The parent enterprise holds 52.15 percent of the issued share capital (56.31 percent of voting rights) of the Bank at the balance sheet date.

The principal activities of the Bank are as follows:

- acceptance of deposits from the general public;
- extension of credit;
- mortgage banking;
- securities activities on its own or client's behalf;
- payments and clearing;
- payment facility issuance;
- underwriting;
- letter of credit issuance;
- collection services;
- participation in the issuance of shares and provision of related financial services;
- financial brokerage;
- provision of consulting services on business matters;
- security portfolio management (via its subsidiary Investiční společnost České spořitelny, a.s.);
- safekeeping and administration of securities and other assets;
- depositary for investment funds;
- foreign exchange services; and
- rental of safe-deposit boxes.

The Bank provides the following additional services through its subsidiaries:

- funds management;
- building society savings and loans;
- insurance;
- financial leasing;
- factoring; and
- consulting services.

The Bank is subject to the regulatory requirements of the Czech National Bank (henceforth the "CNB"). These regulations include those pertaining to minimum capital adequacy requirements, classification of loans and off-balance sheet commitments, credit risk connected with clients of the Bank, liquidity, interest rate risk and foreign currency position.

Similarly, the Group companies are subject to regulatory requirements, specifically in relation to insurance and collective investment.

2. SPECIFIC EVENTS IMPACTING THE BANK'S RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

(a) Transformation and Restructuring Process

During the year ended 31 December 2001, the Bank continued the transformation program, which was developed as part of the new ownership strategy of the Erste Bank Group. The transformation program produced the anticipated benefits set for the year 2001 and continues to fulfil key transformation targets. In an effort to increase the competitiveness of the Bank, improve the quality of its business operations and support its development, new distribution channels and banking products were put in place, key processes were re-assessed and re-designed and new information technology systems were implemented. Key changes implemented by the Bank during 2001 involved:

- Implementing new information technology systems – SAP and Symbols CT;
- Forming the Client Centre;
- Developing and test-piloting the customer care strategy;
- Implementing a new logo and corporate identity for the whole financial group;
- Centralising support activities;
- Re-engineering processes in the branch infrastructure related to teller and support functions;
- Implementing changes to management processes;
- Implementing new credit risk management processes; and
- Reducing staffing levels.

The Bank has recorded restructuring reserves for estimated costs associated with these processes (Note 21 (d) to the financial statements).

(b) Ringfence Arrangement

On 1 March 2000, the Bank, CORFINA, a.s. (currently Leasing České spořitelny, a.s.) and Konsolidační banka Praha, s.p.ú. ("KOB"), which was transformed into Česká konsolidační agentura ("ČKA") with effect from 1 September 2001, entered into a Ringfence Arrangement.

Under the terms and conditions of the Ringfence Arrangement, ČKA guarantees the net book values of certain identified exposures and selected financial derivatives as carried in the Bank's accounting records as of 31 December 1999. Pursuant to the Ringfence Arrangement, the Bank has an option to sell and ČKA is obligated to purchase the ring-fenced exposures for a pre-determined realisation price equal to the net book values of assets, in aggregate amounts that do not exceed set annual limits. Reciprocally, subject to prior consent of the Bank, ČKA has an option to purchase the ring-fenced exposures at a pre-determined realisation price up to the same annual limits. Furthermore, the Ringfence Arrangement enables the Bank and ČKA to exercise in the year 2002 a one-time option to sell/purchase all of the ring-fenced exposures over which no options have been previously exercised.

Under the terms of the Ringfence Arrangement, the Bank continued the process of reclassifying and managing loans during 2001. The management and recovery activities of the ring-fenced portfolio assets resulted in a decrease in assets by CZK 2.8 billion for the year ended 31 December 2001 due to their repayment. As of 30 June 2001, the Bank completed the reclassification of corporate exposures that were rated CNB classification 1 or 2 and should have been rated CNB 3, CNB 4 or CNB 5 (the CNB uses 5 grade scale for receivables classification, CNB 1 being the best quality) under the classification process undertaken as of 31 December 1999. As a result of this process, the Bank additionally included assets of CZK 7.1 billion into the ring-fenced exposures. These loans are managed by the Bank and ČKA guarantees their net book value as of 31 December 1999.

Following the exercise of the put and call option the first transfer of the ring-fenced assets from the Bank to KOB took place on 30 June 2001. The transfer involved loans in the aggregate amount of CZK 7.9 billion for consideration of CZK 4.7 billion, representing their net book value as of 31 December 1999. At the same time, CZK 1.8 billion in loans were removed from the Ringfence Arrangement, which represent amounts due from borrowers that experienced positive changes in their financial position.

The guaranteed value of assets included in the Ringfence Arrangement was CZK 10,435 billion as of 31 December 2001 (CZK 11,970 billion as of 31 December 2000).

As a result of the complexity of managing the projects relating to the Ringfence and in an effort to reduce ongoing management costs, management of the Bank decided to exercise the full put option with ČKA as of 30 June 2002 in respect of all the receivables included in the listing of the ring-fenced exposures effective as of that date and which the Bank does not remove from the ring-fenced exposures by 31 May 2002. Preparatory work on implementing this decision was initiated in December 2001.

During the year ended 31 December 2001, Leasing ČS, a.s. and its subsidiaries Corfina Trade, s.r.o. and CF Danube Leasing, s.r.o. utilised the guarantee in respect of 360 lease contracts and hire-purchase agreements in the aggregate amount of CZK 113.9 million and SKK 12.8 million. Of the aggregate amount applied under the guarantee arrangement, the fulfilment received amounted to CZK 94.9 million and SKK 8.4 million. During 2000 and 2001, the guarantee was applied to the total of 469 lease contracts and hire-purchase agreements in the aggregate amount of CZK 124.4 million and SKK 12.8 million. The aggregate limit of CZK 1,200 million established by the resolution of the Czech Government was utilised to the value of CZK 105.4 million and SKK 8.4 million. Selected lease contracts of CZK 310 million for all three entities are expected to be submitted to ČKA for the year ended 31 December 2002.

3. BASIS OF PREPARATION

These consolidated financial statements comprise the accounts of the Bank and its subsidiaries (together the "Group") and have been prepared in accordance with International Accounting Standards ("IAS") issued by the International Accounting Standards Committee. All figures are in millions of Czech Crowns (MCZK), unless stated otherwise.

The consolidated financial statements have been prepared under the historical cost convention as modified by the remeasurement to fair value of available for sale securities, financial assets and liabilities held for trading and all financial derivatives to fair value.

The accounting policies have been consistently applied by the entities in the Group.

The presentation of consolidated financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The format of the financial statements has been adjusted to comply, where possible, with Erste Bank Group presentation requirements. As and when necessary, the reported amounts relating to the previous accounting period have been restated for comparison purposes.

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below:

(a) Principles of Consolidation

The consolidated financial statements present the accounts and results of the Bank and, to the extent that they are material to the Group as a whole, of its controlled and associated companies.

Subsidiary Undertakings

An investment in a subsidiary is one in which the Bank holds, directly or indirectly, more than 50 percent of its share capital or in which the Bank can exercise more than 50 percent of the voting rights or where the Bank can appoint or dismiss a majority of the Board of Directors or Supervisory Board members. Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased.

All intercompany balances and transactions, including unrealised intercompany profits are eliminated on consolidation. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Bank.

Minority interests in the equity and results of companies that are controlled by the Bank are shown as a separate item in the consolidated financial statements.

Associate Undertakings

Material associates are accounted for under the equity method of accounting. An investment in an associate is one in which the Bank holds, directly or indirectly, 20 percent to 50 percent of its share capital and over which the Bank exercises significant influence, but which it does not control.

Subsidiaries and associates whose results, equity and financial position are, in aggregate, not material to the financial statements are accounted for at acquisition cost less provision for any permanent diminution in value and included in securities and other assets held to maturity.

(b) Loans and Advances and Provisions for Losses on Loans and Advances

Loans and advances are stated at the amount of outstanding principal and overdue interest and fees. All loans and advances are recognised when cash is advanced to borrowers.

Provisions for losses on loans and advances are recorded when there are reasonable doubts over the recoverability of the loan balance. Provisions for losses on loans and advances represent management's assessment of potential losses in relation to the Group's on and off balance sheet activities. Amounts are set aside to cover losses on loans and advances that have been specifically identified and for potential losses which experience indicates are present in the portfolio. The amount necessary to adjust the provisions to their assessed levels, after write-offs, is charged to the profit and loss account line "Provisions for losses on loans and advances."

A general provision for loan impairment is established to cover losses that are judged by the management of the Group to be present as of the balance sheet date, but which have not been allocated to specific or individual exposures.

Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and the possibility of further recovery is considered to be remote. The loan is written off against the related provision for loan losses in the profit and loss account. If the reason for provisioning is no longer deemed appropriate, the provisioning charge is released into income. Recoveries of loans and advances previously written off are reflected in the profit and loss account through "Provisions for losses on loans and advances."

A country risk provision is made in respect of aggregate exposures based on an overall assessment of underlying economic conditions in certain countries and is included in "Provisions for losses on loans and advances" in the profit and loss account.

(c) Debt, Equity Securities and Participating Interests Excluded from the Consolidation

Securities held by the Group are categorised into portfolios in accordance with the Group's intent on the acquisition of the securities and pursuant to the Group's security investment strategy. On the adoption of IAS 39 in 2001, the Group developed a security investment strategy and, reflecting the intent of the acquisition, allocated securities to 'Securitiesheld for trading' and investment securities to the 'Available for sale' portfolio and the 'Held to maturity' portfolio. The principal difference among the portfolios relates to the approach to the measurement of securities and the recognition of their fair values in the financial statements.

All securities held by the Group are recognised using settlement date accounting and initially recorded at their cost including transaction costs.

Securities Held for Trading

Trading debt and equity securities are defined as securities held by the Group with the intention of reselling them, thereby generating profits on price fluctuations in the short term. Securities held for trading are carried at cost on acquisition and subsequently re-measured to fair value. Changes in the fair values of such assets are recognised in the profit and loss account as "Net profit/(loss) on financial operations". For debt and equity securities traded on the Prague Stock Exchange, market values are derived from quoted prices. The fair values of those securities not traded on the Prague Stock Exchange are estimated by the management of the Group as the best estimation of the cash flow projection reflecting the set of economic conditions that will exist over the remaining useful life of the securities.

Securities Available for Sale and Securities Held to Maturity

Securities held to maturity are financial assets with fixed maturity that the Group has the positive intent and ability to hold to maturity. Securities available for sale are securities held by the Group that are available for sale as liquidity requirements arise or market conditions change.

Securities held to maturity are carried at cost on acquisition including transaction costs. Securities available for sale are carried at cost and subsequently re-measured to fair value. Changes in the fair values of such assets are recognised in the profit and loss account as "Other operating expenses, net." Securities held to maturity are carried at amortised cost using the effective yield method, less any provision for impairment. The amortisation of premiums and discounts is included in "Interest income" or "Interest expense."

A financial asset (as defined in IAS 39) is impaired if its carrying amount is greater than its estimated recoverable amount. The amount of the impairment loss for assets carried at amortised cost is calculated as the difference between the asset's carrying amount and the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. When an impairment of assets is identified, the Group recognises provisions through the profit and loss account line "Other operating expenses, net."

(d) Sale and Repurchase Agreements

Where debt or equity securities are sold under a commitment to repurchase them at a pre-determined price, they remain on the balance sheet and the consideration received is recorded in "Amounts owed to financial institutions" or "Amounts owed to customers." Conversely, debt or equity securities purchased under a commitment to resell are not recognised in the balance sheet and the consideration paid is recorded in "Loans and advances to financial institutions" or "Loans and advances to customers." Interest is accrued evenly over the life of the agreement.

Securities borrowed are not recognised in the financial statements, unless they are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

(e) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill is reported in the balance sheet as an asset and is amortised using the straight-line method over the estimated useful life. The amortisation period reflects the best estimate of the period during which future economic benefits are expected to flow to the enterprise and does not exceed five years. However, goodwill is immediately expensed through "Other operating expenses, net " if it appears more likely than not that no future economic benefits will be available.

Goodwill is impaired if its carrying amount is greater than its estimated recoverable amount. When an impairment of assets is identified, the Group recognises provisions through the profit and loss account line "Other operating expenses, net ."

(f) Intangible Fixed Assets

Costs associated with acquiring software are treated as intangible fixed assets and are amortised on a straight-line basis over the estimated useful life not exceeding four years. Costs associated with the maintenance of existing software are expensed as incurred whilst costs of technical improvements are capitalised and increase the acquisition cost of the software.

An intangible asset is impaired if its carrying amount is greater than its estimated recoverable amount. When an impairment of assets is identified, the Group recognises provisions through the profit and loss account line "Other operating expenses, net."

(g) Property and Equipment

Property and equipment is stated at historical cost less accumulated depreciation and depreciated on a straight-line basis over estimated useful lives as follows:

Buildings and structures	20-30 years
Electronic machines and equipment	6-12 years
Other equipment	4-12 years
Furniture	4-6 years
Leasehold improvements	Period of the lease

The gain and loss arising on the disposal of property and equipment is determined based on their carrying value and are recognised in the profit and loss account line "Other operating expenses, net" in the year of disposal. Property and equipment and technical improvements costing less that CZK 40,000 and intangible fixed assets costing less than CZK 60,000 are charged to operations in the period in the year of acquisition.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The largest components of the Group's assets are periodically tested for impairment and temporary impairments are provisioned. Repairs are charged to the profit and loss account when the expenditure is incurred.

(h) Provision for Guarantees and Other Off Balance Sheet Credit Related Commitments

In the normal course of business, the Group enters into credit related commitments which are recorded in off balance sheet accounts and primarily include guarantees, letters of credit and undrawn loan commitments. Specific provisions are made for estimated losses on these commitments on the same basis as set out at Note 4 (b) in respect of on balance sheet loan exposures. The Group makes a general provision for risks that are judged by the management of the Group to be present at the balance sheet date, but which have not been allocated to specific or individual exposures.

(i) Provisions

Provisions are recognised when the Group has a present legal obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Restructuring reserves are recognised if the Group has a detailed formal plan for the restructuring that has raised a valid expectation in those affected that the Group will carry out the restructuring.

(j) Shareholders' Equity

The statutory reserve fund comprises funds the Group is required to retain according to current legislation. Use of the statutory reserve fund is limited by legislation and the articles of the Bank and is not available for distribution to the shareholders.

On acquisition of the business when the acquirer and the acquiree are under common control, the difference between purchase price and net assets of the enterprise on the date of acquisition is recognised as a reduction in equity in "Retained earnings." Where the Bank or its subsidiaries purchase the Bank's share capital or obtains rights to purchase its share capital, the consideration paid including any attributable transaction costs net of income taxes is shown as a deduction from total shareholders' equity.

In the year ended 31 December 2000, the Bank acquired the business of Erste Bank Sparkassen (CR), a.s. ('EBCR'), another member of the Erste Bank Group. The difference between the purchase price and the net asset value of the assets and liabilities acquired from EBCR amounting to CZK 230 million was recognised against retained earnings in the shareholders' equity accounts.

(k) Accrued Interest

Interest receivable and payable accrued on outstanding loan balances and on deposit products is reported within "Other assets" and "Other liabilities," respectively.

(l) Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at official exchange rates as announced by the CNB on the date of transaction. Assets and liabilities denominated in foreign currencies are translated into local currency at the prevailing CNB exchange rate on the balance sheet date. Realised and unrealised gains and losses on foreign exchange are recognised in the profit and loss account in "Net profit/(loss) on financial operations."

(m) Interest Income and Interest Expense

Interest income and expense are recognised in the profit and loss account when earned or incurred, on an accruals basis. Outstanding penalties, contractual sanctions and interest on non-performing loans, which are those loans that have overdue interest and/or principal, or for which management of the Group otherwise believes the contractual interest or principal due may not be received, are only recognised on collection.

(n) Fees and Commissions

Fees and commissions are recognised in the profit and loss accounts on an accruals basis.

(o) Finance Lease Income

A Group Company as the Lesse
Leases of property and equipment under which the Group assumes substantially all the rewards incidental to ownership (finance leases) are recognised in the balance sheet by recording an asset and liability equal to the present value of the minimum lease payments at the inception of the lease. Leasehold improvements on leased assets are depreciated in accordance with the depreciation policy noted above. The depreciation period is the estimated useful life of the asset, or the lease term if shorter. Lease liabilities are reduced by repayments of principal, whilst the finance charge component of the lease payment is charged directly to profit and loss.

A Group Company as the Lessor
Finance lease income is calculated under an effective interest method to provide a constant rate of return on the net investment in the leases.

(p) Dividends

Dividends are recognised in equity in the period in which they are declared by the Annual General Meeting. Tax on declared dividends (15 percent) is recognised in the current year's profit and loss account in "Income tax expense."

(q) Insurance Business

Insurance premiums are recognised in the accounting period in which they incept and are recorded in "Other operating expenses, net." Reserves are created for unearned premiums which relate to periods after the balance sheet date. Amounts in respect of insurance business are shown net of reinsurance costs.

(r) Pension Business

Contributions and accumulated unpaid earnings of participants in pension funds are included in "Amounts owed to customers."

(s) Taxation

Tax on the profit or loss for the year comprises current tax and the change in deferred tax. Current tax comprises the tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted by the balance sheet date, and any adjustment of the tax payable for previous years.

Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes. The principal temporary differences arise from tax losses carried forward, certain non-tax deductible reserves and provisions, tax and accounting depreciation on tangible and intangible fixed assets and revaluation of other assets.

The estimated tax value of losses expected to be available for utilisation against future taxable income and tax deductible temporary differences are set off against the deferred tax liability within the same legal tax unit. Net deferred tax assets are reduced to the extent that it is not probable that the related tax benefit will be realised.

Deferred tax is calculated on the basis of the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged to the profit and loss account, except to the extent that it relates to items previously charged or credited directly to equity.

(t) Derivative Financial Instruments

Financial derivatives include foreign currency and interest rate swaps, currency forwards, forward rate agreements, foreign currency and interest rate options (both put and call options) and other finance derivative instruments. The Group uses various types of derivative instruments in both its trading and hedging activities.

Financial derivative instruments entered into for trading purposes or to hedge trading positions are stated at fair value. Unrealised gains and losses are reported as "Securities and other assets held for trading." and "Other liabilities." Realised and unrealised gains and losses are recognised in "Net profit/(loss) on financial operations" in the profit and loss account. Fair values for derivatives are based upon quoted market prices or pricing models which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in income.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management positions, do not qualify for hedge accounting under the specific rules in IAS 39 and are therefore treated as derivatives held for trading with fair value gains and losses reported in income.

(u) Earnings per Share

Earnings per share have been calculated by dividing the net profit or loss applicable to ordinary shares by the weighted average number of ordinary shares outstanding during the year.

(v) Assets under Administration

Assets under administration are not included in these financial statements.

(w) Segment Reporting

Segment information is based on two segment formats. The primary format represents two business segments – banking and other operations. The secondary format represents the Group's geographical markets.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by Group policy. Unallocated items mainly comprise administrative expenses. Segment results are determined before any adjustments for minority interest.

Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related adjustments that are reported as direct offsets in the Group's balance sheet. Segment assets and liabilities do not include income tax items.

(x) Cash and Cash Equivalents

The Group considers cash, nostro account with the CNB, treasury bills with a residual maturity of three months or less, nostro accounts with financial institutions and vostro accounts with financial institutions to be cash equivalents. For the purposes of determining cash flows, the minimum reserve deposit with the CNB is not included as a cash equivalent due to restrictions on its availability.

(y) Adoption of New International Accounting Standards

In the current year, the Group has adopted the following International Accounting Standards for the first time:

IAS 39	Financial Instruments: Recognition & Measurement
IAS 40	Investment Property

Adoption of these Standards has resulted in some changes in the detailed application of the Group's accounting policies and some modifications to the financial statements presentation. Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year. However, none of these amendments has affected the net profit for the current or prior periods.

Revisions to a number of other IAS also took effect in 2001. Those revisions concerned matters of detailed application which have no significant effect on amounts reported for the current or prior accounting periods.

In the year ended 31 December 2001, the Group adopted IAS 39 Financial Instruments: Recognition and Measurement. The financial effects of adopting IAS 39 are reported in the consolidated statement of changes in shareholders' equity. Further information is given in accounting policies for derivative financial instruments, securities and other assets held for trading, securities and other assets held to maturity, loans and provisions for loan impairment, and in the related notes. The principal impacts of the adoption of this standard related to the presentation and valuation of the Bank's securities portfolios and the total carrying value of assets increased by CZK 74 million. Additionally, the deferred tax asset attributable to temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purpose decreased by CZK 27 million. The total impact of the adoption of IAS 39 on shareholders' equity as of 1 January 2001 was CZK 47 million (Note 35).

Prior to adoption of IAS 39, all debt and equity securities, except for securities and other assets held for trading and securities available for sale securities, were measured at amortised cost or cost respectively, providing only for permanent value impairments. IAS 39 has been applied prospectively in accordance with the requirements of this standard and therefore the comparative financial information has not been restated.

5. COMPANIES INCLUDED IN CONSOLIDATION

The consolidated financial statements include the following subsidiaries:

Name of the company	Registered office	Principal activities	Group interest 2001	2000
Leasing České spořitelny, a.s.	Prague	Leasing	100%	100%
Stavební spořitelna České spořitelny, a.s.	Prague	Building savings bank	60.5%	60.5%
Pojišťovna České spořitelny, a.s	Pardubice	Insurance	55.25%	55.25%
Sindat Consulting České spořitelny, a.s.	Prague	Consultancy	51%	51%
Investiční společnost České spořitelny, a.s.	Prague	Investment management	100%	100%
Penzijní fond České spořitelny, a.s.	Prague	Pension fund	100%	100%
CF Danube Leasing, s.r.o.	Slovak Republic, Bratislava	Leasing	100%	100%
Factoring České spořitelny, a.s.	Prague	Factoring	100%	10%

During the year ended 31 December 2001, the renaming of the following companies was approved:

Original name	New name
ČS-Factoring, a.s.	Factoring České spořitelny, a.s.
Spořitelní investiční společnost, a.s.	Investiční společnost České spořitelny, a.s.
Corfina, a.s.	Leasing České spořitelny, a.s.
Spořitelní penzijní fond, a.s.	Penzijní fond České spořitelny, a.s.
ČS-Živnostenská pojišťovna, a.s.	Pojišťovna České spořitelny, a.s.
SINDAT ČS Consulting, a.s.	Sindat Consulting České spořitelny, a.s.
ČS-Stavební spořitelna, a.s.	Stavební spořitelna České spořitelny, a.s.

(a) Penzijní fond České spořitelny, a.s.

During the year ended 31 December 2001, the Bank became the sole shareholder of Spořitelní penzijní fond, a.s. when it acquired 8 percent of the issued share capital from Spořitelní investiční společnost, a.s. in March 2001 for consideration of CZK 11,100 thousand.

Up to 10 percent of the profits from the pension fund can be distributed to the shareholders and the shareholders incur the entire loss, if any. All other profit is available for distribution to participants (customers).

(b) Factoring České spořitelny, a.s.

During the year ended 31 December 2001, the Bank became the sole shareholder of ČS-Factoring, a.s. when it acquired a 90 percent equity interest in ČS-Factoring, a.s. for consideration of CZK 1. As a result of this transaction, the equity investment in ČS-Factoring, a.s. was moved from 'participation interests with substantial influence' to 'participation interests with controlling influence,' included in the consolidated group and fully consolidated.

The following tables shows the structure of acquired assets and liabilities at fair value at the acquisition date:

	MCZK
Cash and cash equivalents	-
Amounts due from customers	515
Other assets	20
Amounts owed to banks	(108)
Other liabilities	(449)
Goodwill	22
Current year's purchase price	-
Less: cash and cash equivalents of ČS-Factoring	-
Net cash flow on acquisition of CS-Factoring	-

At the end of 2001, the share capital of Factoring ČS, a.s. was raised by CZK 54 million. The company has contributed CZK 18 million to the consolidated profit of the Group for the year ended 31 December 2001 (the Company incurred a loss of CZK 40 million in 2000).

6. CASH AND BALANCES WITH THE CNB

MCZK	2001	2000
Cash	15,183	13,216
Nostro accounts with the CNB	386	652
Minimum reserve deposit with the CNB	7,361	7,276
Total	**22,930**	**21,144**

Minimum reserve deposits represent mandatory deposits calculated in accordance with regulations promulgated by the CNB, and whose withdrawal is restricted. The nostro balances represent balances with the CNB relating to settlement activities and were available for withdrawal at the end of the year.

7. LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

MCZK	2001	2000
Repayable on demand (Nostro accounts)	2,376	817
Loans and advances to financial institutions	54,730	63,141
Placements with financial institutions	62,998	50,692
Total	**120,104**	**114,650**

As of 31 December 2001, the collateral for loans and advances to financial institutions included securities underlying reverse repo transactions amounting to CZK 50,578 million (2000: CZK 55,040 million).

Classified loans

Loans and advances to financial institutions include no loans classified as substandard, doubtful or loss as of 31 December 2001 (2000: CZK 61 million).

8. AMOUNTS DUE FROM ČESKÁ KONSOLIDAČNÍ AGENTURA

With effect from 1 September 2001, Konsolidační banka Praha, s.p.ú. was transformed into Česká konsolidační agentura pursuant to Act 239/2001 Coll. This entity has been included into the government sector and its receivables are guaranteed by the State pursuant to the Act referred to above.

MCZK	2001	2000
Amounts due from Česká konsolidační agentura	**37,182**	**40,494**

As of 31 December 2001, the Group recorded loans of CZK 33,884 million related to the loan portfolio restructuring supported by the State (2000: CZK 29,178 million). These loans fall due for repayment in the period from 2004 through 2009.

9. LOANS AND ADVANCES TO CUSTOMERS

MCZK	2001	2000
Corporate clients	87,316	96,373
Retail clients	43,738	33,238
Public sector	18,419	5,289
Total	**149,473**	**134,900**

The following table shows a breakdown of the loan balance by type of loan :

MCZK	2001	2000
Corporate loans and advances	64,688	66,277
Retail loans (net of mortgage and foreign currency loans)	35,087	28,211
Loans acquired through the acquisition of EBCR	-	13,703
Loans denominated in foreign currency (net of mortgage loans)	14,616	10,572
Mortgage loans	12,933	6,862
Other public sector loans (net of mortgage and foreign currency loans)	17,745	5,289
Leasing	4,404	3,986
Total	**149,473**	**134,900**

The main loans and receivables from customers are held by the Bank. The following tables and information outline the Bank's credit portfolio:

Industry sector analysis

The table below details the breakdown of loans and receivables from customers by industry sector.

MCZK	2001	2000
Non-financial institutions	65,621	54,319
Financial institutions	13,935	14,074
Government sector	18,753	5,314
Non-profit organisations	449	2,685
Self employed	2,005	10,712
Resident individuals	37,156	31,858
Other	286	5,803
Total non-consolidated	**138,205**	**124,765**
Intra-group loans and advances	*(1,696)*	*(616)*
Loans and advances of other Group companies	12,964	10,751
Total	**149,473**	**134,900**

Analysis of loans by type of collateral

MCZK	2001	2000
Guarantees	21,461	11,322
Bills of exchange	2,083	4,165
Pledged real estate	35,569	34,403
Pledged movables	400	470
Cash collateral	1,145	1,383
Bonds and shares	483	1,604
Ceded receivables	8,688	5,014
Securities received under reverse repo transactions	11,103	638
Other	1,924	17,948
Non-collateralised	55,349	47,818
Total non-consolidated	**138,205**	**124,765**
Intra-group loans and advances	(1,696)	(616)
Loans and advances of other Group companies	12,964	10,751
Total	**149,473**	**134,900**

The legal framework relating to creditors rights restricts the Bank's ability to realise collateral values for certain types, especially real estate. Recent modifications in legislation designed to strengthen the position of creditors may improve recovery of these loans. The Bank continues to use all legal remedies available to it.

Risk categorisation of loans and receivables (excluding Group companies)

The table below details the breakdown of loans and advances to customers by specific risks identified within the credit portfolio of the Bank only. The Bank has divided the credit portfolio into two parts corresponding to the credit risk characteristics of the underlying loans and receivables. The table below presents loans and receivables that are being managed under a special regime (ring-fence and fully provisioned loans and advances) and the remaining loan portfolio.

The risk categorisation of loans and receivables as of 31 December 2001 was as follows:

MCZK	Gross exposure	Collateral	Net exposure	Provisions and reserves
Special loans and receivables – non-consolidated				
Ringfence loans	11,627	8,829	2,798	2,798
Fully provisioned receivables	8,600	1,213	7,387	8,600
Subtotal	**20,227**	**10,042**	**10,185**	**11,398**
Remaining receivables by CNB classification – non-consolidated				
Standard	103,665	63,839	39,826	0
Watch	8,705	5,387	3,318	193
Substandard	2,149	1,189	960	453
Doubtful	1,242	742	500	481
Loss	2,217	1,657	560	2,190
Subtotal	**117,978**	**72,814**	**45,164**	**3,317**
General reserves for credit risk and territorial risks				
(except for reserves for guarantees)				**6,021**
Total (only for the Bank)	**138,205**	**82,856**	**55,349**	**20,736**

The risk categorisation of loans and receivables as of 31 December 2000 was as follows:

MCZK	Gross exposure	Collateral	Net exposure	Provisions and reserves
Special loans and receivables – non-consolidated				
Ringfence loans	16,103	9,765	6,338	6,477
Fully provisioned receivables	9,316	1,127	8,189	9,316
Subtotal	**25,419**	**10,892**	**14,527**	**15,793**
Remaining receivables by CNB classification – non-consolidated				
Standard	76,692	33,300	43,392	0
Watch	16,387	10,642	5,745	288
Substandard	2,741	2,218	522	104
Doubtful	1,108	977	130	65
Loss	2,517	1,394	1,123	1,472
Subtotal	**99,444**	**48,532**	**50,911**	**1,929**
General reserves for credit risk				**4 712**
Total	**124,863**	**59,424**	**65,439**	**22,434**

Ringfence loans only include loans and receivables that are included in the ring fencing concluded between the Bank and ČKA. These ringfence loans have a guaranteed value of CZK 8,829 million as of 31 December 2001. Fully provisioned receivables include receivables against which the Bank has created 100 percent provisions without taking into account the possibility of recovering collateral. The collateral values underlying the remaining portion of the portfolio are determined pursuant to internal collateral evaluation rules.

The uncertainties resulting from the loans and advances to customers, collateral recovery, the overall put/call risk inherent in the ringfence loans and concentration risk are covered by reserves for credit risk.

The gross exposures shown above include outstanding interest related to non-performing loans that are overdue by greater than 90 days in the amount of CZK 1,898 million (2000: CZK 2,696 million). The gross exposures additionally include loans in the aggregate amount of CZK 9,540 million (2000: CZK 15,498 million) on which interest is no longer accrued.

Finance leases

Loans and advances to customers include net investments in finance leases.

MCZK	2001	2000
Gross investment in finance leases	6,256	5,438
Unearned income	(1,852)	(1,452)
Subtotal	**4,404**	**3,986**
Provisions for business risk	(673)	(566)
Net investment in finance leases	**3,731**	**3,420**

The principal assets held under lease arrangements include cars and other technical equipment.

10. PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

(a) Composition of provisions for losses on loans and advances

MCZK	2001	2000
Loans and advances to financial institutions	-	267
Loans and advances to customers	15,532	18,110
Territorial risks	241	247
General provisions	5,872	4,899
Total provisions for losses on loans and advances	**21,645**	**23,523**

(b) Creation and use of provisions for credit risks

MCZK	2001	2000
At 1 January	24,179	22,326
Net charge of provisions (Note 28)	2,643	3,179
Use of provisions (amounts written off)	(4,446)	(2,127)
Reclassification and FX differences from provisions in foreign currency	(41)	801
At 31 December	**22,335**	**24,179**

The table above also contains creation and use of provisions to off balance sheet items with the balance CZK 690 million as of 31 December 2001 (2000: CZK 656 milion).

The decrease in provisions was primarily attributable to the first transfer of ringfence assets to KOB under the put/call option. Following the exercise of the put/call option, the difference between the value of loans and the purchase price was charged to expenses against the provisions recognised against these loans.

11. SECURITIES AND OTHER ASSETS HELD FOR TRADING

MCZK	2001	2000
Debt securities and other fixed income securities		
Listed	15,013	43,565
Unlisted	-	322
Equity securities and other variable yield securities		
Listed	86	1,047
Unlisted	-	21
Financial derivatives with positive fair value (Note 37)		
– Currency	2,865	1,501
– Interest rate	6,216	561
– Other	6	-
Total	**24,186**	**47,017**

Debt securities and other fixed income securities held for trading include Government treasury bills and purchased treasury bills in the aggregate amount of CZK 11,450 million (2000: CZK 40,751 million).

Debt securities at fair value comprise:

MCZK	2001	2000
Variable yield debt securities		
Issued in CZK	1,266	655
Total	**1,266**	**655**
Fixed income debt securities		
Issued in CZK	13,747	43,232
Total	**13,747**	**43,232**
Total debt securities	**15,013**	**43,887**

All the above debt securities were issued in CZK.

Equity securities at fair value comprise:

MCZK	2001	2000
Shares and share certificates		
Issued in CZK	86	1,068
Total	**86**	**1,068**

All the above equity securities were issued in CZK.

Debt securities held for trading were issued by the following issuers:

MCZK	2001	2000
Debt securities issued by		
State institutions in the Czech Republic	13,196	42,117
Financial institutions in the Czech Republic	842	692
Foreign financial institutions	20	309
Other entities in the Czech Republic	918	630
Other foreign entities	37	139
Total	**15,013**	**43,887**

Equity securities held for trading were issued by the following issuers:

MCZK	2001	2000
Shares and share certificates issued by		
Financial institutions in the Czech Republic	26	56
Other entities in the Czech Republic	60	1,012
Total	**86**	**1,068**

12. SECURITIES AVAILABLE FOR SALE

MCZK	2001	2000
Debt securities and other fixed income securities		
Listed	15,245	223
Unlisted	1,617	1,751
Equity securities and other variable yield securities		
Listed	1,331	-
Unlisted	758	9,158
Total	**18,951**	**11,132**

As of 31 December 2000, securities available for sale included investments in the open-ended mutual funds Český OPF, Výnosový OPF, Všeobecný OPF and 2. OPF and debt securities included in the Ring-fence Arrangement. During the year ended 31 December 2001, a substantial portion of the portfolio of share certificates was sold pursuant to the Bank's security investment strategy. This transaction generated a gain of CZK 223 million. As of 31 December 2001, securities available for sale include the share certificates of
CZK 1,005 million (2000: CZK 9,158 million) and debt securities of CZK 1,033 million (2000:
CZK 1,974 million) included in the Ring-fence Arrangement.

Debt securities and other fixed income securities include Government treasury bills and purchased treasury bills in the aggregate amount of CZK 3,532 million (2000: CZK nil).

Debt securities at fair value comprise:

MCZK	2001	2000
Variable yield debt securities		
Issued in CZK	3,085	1,974
Issued in other currencies	2,152	-
Total	**5,237**	**1,974**
Fixed income debt securities		
Issued in CZK	5,981	-
Issued in other currencies	5,644	-
Total	**11,625**	-
Total debt securities	**16,862**	**1,974**

Equity securities at fair value comprise:

MCZK	2001	2000
Shares and share certificates		
Issued in CZK	2,047	9,158
Issued in other currencies	42	-
Total	**2,089**	**9,158**

Debt securities available for sale were issued by the following issuers:

MCZK	2001	2000
Debt securities issued by		
State institutions in the Czech Republic	4,026	-
Foreign state institutions	1,364	-
Financial institutions in the Czech Republic	895	223
Foreign financial institutions	1,782	-
Other entities in the Czech Republic	3,662	1,751
Other foreign entities	5,133	-
Total	**16,862**	**1,974**

Equity securities available for sale were issued by the following issuers:

MCZK	2001	2000
Shares and share certificates issued by		
Financial institutions in the Czech Republic	171	-
Other entities in the Czech Republic	1,876	9,158
Other foreign entities	42	-
Total	**2,089**	**9,158**

13. SECURITIES AND OTHER ASSETS HELD TO MATURITY

MCZK	2001	2000
Debt securities and other fixed income securities		
Listed	90,236	36,538
Unlisted	10,577	18,282
Fixed asset investments		
Subsidiaries excluded from consolidation	173	204
Other investments		
Buildings leased to third parties	17	58
Total	**101,003**	**55,082**

Listed debt securities and other fixed income securities include Government treasury bills and purchased treasury bills in the aggregate amount of CZK 32,873 million (2000: CZK nil). The portfolio additionally comprises bonds issued by the parent company Erste Bank Vienna at a cost of CZK 4,977 million.

Debt securities held to maturity comprise:

MCZK	2001	2000
Variable yield debt securities		
Issued in CZK	4,257	1,892
Issued in other currencies	20	2,037
Total	**4,277**	**3,929**
Fixed income debt securities		
Issued in CZK	96,536	48,411
Issued in other currencies	-	2,474
Total	**96,536**	**50,885**
Total debt securities	**100,813**	**54,814**

Debt securities held to maturity were issued by the following issuers:

MCZK	2001	2000
Debt securities issued by		
State institutions in the Czech Republic	70,376	21,418
Financial institutions in the Czech Republic	4,818	6,789
Foreign financial institutions	12,946	12,416
Other entities in the Czech Republic	7,974	8,966
Other foreign entities	4,699	5,225
Total	**100,813**	**54,814**

The following table provides details of the subsidiaries of the Group whose accounts and results have not been consolidated in these financial statements, as they are considered immaterial. These companies are classified as securities held to maturity and are stated at cost less any provision for permanent diminution in value.

Name of the company	Registered office	Principal activities	Bank's interest
Informatika České spořitelny, a.s.	Prague	Data processing	100%
Corporate development České spořitelny, a.s.	Prague	Consultancy	100%

During the year ended 31 December 2001, Ceska Sporitelna-Finance, B.V. was liquidated and removed from the Register of Companies as of 16 September 2001.

14. INTANGIBLE FIXED ASSETS

MCZK	Goodwill	Software	Other	Total
Cost				
1 January 2001	8	2,876	551	3,435
Additions	22	2,780	291	3,093
Disposals	-	(935)	(170)	(1,105)
31 December 2001	**30**	**4,721**	**672**	**5,423**
Accumulated amortisation				
1 January 2001	(6)	(1,494)	(332)	(1,832)
Additions	(4)	(257)	(122)	(383)
Impairments (Note 21)	-	(351)	-	(351)
Disposals	-	179	141	320
31 December 2001	**(10)**	**(1,923)**	**(313)**	**(2,246)**
Net book value				
31 December 2001	**20**	**2,798**	**359**	**3,177**
31 December 2000	2	1,382	219	1,603

The balances as of 31 December 2001 shown above include CZK 1,829 million (2000: CZK 349 million) in assets under construction which are not amortised in the relevant accounting period.

15. PROPERTY AND EQUIPMENT

MCZK	Land and buildings	Equipment, fixtures and fittings	Total
Cost			
1 January 2001	16,778	14,466	31,244
Additions	677	2,265	2,942
Disposals	(31)	(4,007)	(4,038)
31 December 2001	**17,424**	**12,724**	**30 148**
Accumulated depreciation			
1 January 2001	(3,074)	(11,587)	(14,661)
Additions	(775)	(1,121)	(1,896)
Impairments (Note 21)	(468)	-	(468)
Disposals	(4)	3,673	3,669
31 December 2001	**(4,321)**	**(9,035)**	**(13,356)**
Net book value			
31 December 2001	**13,103**	**3,689**	**16,792**
31 December 2000	13,704	2,879	16,583

The balances as of 31 December 2001 shown above include CZK 2,809 million (2000: CZK 1,340 million) in assets under construction which are not depreciated in the relevant accounting period.

In developing the restructuring plan the Group has identified assets that are not in use and are held for sale. The difference of CZK 468 million between the carrying value of these assets and their estimated recoverable amount identified in 2001 has been recognised as an impairment of assets in accordance with IAS 36 and included in the profit and loss account for the year ended 31 December 2001 in "Other operating expenses, net."

In addition, the Group has identified an impairment of other assets carried within 'Land and buildings' amounting to CZK 120 million. This amount is included in additions to accumulated depreciation. The impairment was recognised in respect of assets whose carrying value is greater than the market value determined by an independent appraiser. The impairment charge was reported within the profit and loss account line "General administrative expenses – depreciation of property and equipment." Refer to Note 30.

The balance of assets includes assets in the aggregate amount of CZK 110 million held under lease agreements where the Bank acts as a leasee. The lease agreements concern real estate of CZK 28 million and equipment, fixtures and fittings of CZK 82 million, of which a substantial portion relates to the lease of cars (CZK 77 million). Lease payments arising from these agreements are distributed as follows: CZK 32 million matures within one year, CZK 55 million matures within five years and CZK 6 million matures over five years.

16. DEFERRED INCOME TAXES

The deferred income tax is calculated on all temporary differences under the liability method using a principal tax rate of 31 percent, 15 percent for SPF, a.s. and 25 percent for CF Danube Leasing s.r.o.

Deferred income tax assets and liabilities are as follows:

MCZK	2001	2000
Balance at beginning of year	3,507	4,275
Effect of adopting IAS 39	(27)	-
Profit and loss account charge	(738)	(768)
Net balance at end of year	**2,742**	**3,507**

Deferred income tax assets and liabilities are attributable to the following items:

MCZK	2001	2000
Deferred tax assets		
Tax losses carried forward	1,904	3,350
Non-tax deductible reserves and provisions	1,291	1,029
	3,195	4,379
Deferred tax asset adjustment (net of liabilities)	(336)	(677)
Total deferred tax asset (Note 17)	**2,859**	**3,702**
Deferred tax liabilities		
Accelerated tax depreciation	(413)	(386)
Other temporary differences	(40)	(486)
	(453)	(872)
Deferred tax liability adjustment (net of assets)	336	677
Total deferred tax liabilities (Note 21)	**(117)**	**(195)**
Net deferred tax asset	**2,742**	**3,507**

The Group has incurred tax losses in recent years. However, management believes that it is more likely than not that it will generate future taxable income sufficient to realise the tax benefits associated with tax loss carry forwards prior to their expiration. This belief is based upon, among other factors, improved operations that occurred in 2000 and 2001, as well as consideration of available tax planning strategies. If the Bank is unable to generate sufficient taxable income in the future through operating results, increases in the valuation allowance will be required through a charge to expense.

As of 31 December 2001, the Group's tax losses recoverable in future periods amounted to CZK 6,142 million. These tax losses represent a deferred tax asset of CZK 1,904 million using the income tax rate of 31 percent. Tax losses carried forward can be utilised up to the following limits in the following periods:

Tax loss incurred in the period	Tax loss (MCZK)	Latest period for utilisation of tax losses carried forward
1996	3,390	2003
1999	1,787	2006
2000	965	2007
Total	**6,142**	

The deferred tax (charge)/credit in the profit and loss account comprises the following temporary differences:

MCZK	2001	2000
Tax losses carried forward	(1,446)	1,133
Provisions and reserves	262	(1,906)
Accelerated depreciation	27	393
Other temporary differences	419	(388)
Total (Note 32)	**(738)**	**(768)**

17. OTHER ASSETS

MCZK	2001	2000
Accrued income	5,435	4,604
Deferred expenses	411	463
Deferred taxation (Note 16)	2,859	3,702
Receivable from state subsidy	2,500	2,000
Various receivables	5,563	5,061
Other assets	2,684	3,143
Total	**19,452**	**18,973**

The receivable from the state subsidy of CZK 2,500 million (2000: CZK 2,000 million) is for participants in the building savings program offered by the Bank's subsidiary Stavební spořitelna České spořitelny, a.s. A subsidy is provided to the participants from the Ministry of Finance of the Czech Republic based on the amount of customer deposits at year-end with a limit of CZK 4,500 per participant (Note 22).

18. AMOUNTS OWED TO FINANCIAL INSTITUTIONS

MCZK	2001	2000
Repayable on demand (Vostro accounts)	211	70
Other	30,931	16,639
Total	**31,142**	**16,709**

19. AMOUNTS OWED TO CUSTOMERS

MCZK	2001	2000
Repayable on demand	145,305	126,039
Other	242,947	226,583
Total	**388,252**	**352,622**

During the year ended 31 December 2001, depository bills of exchange were re-allocated from 'Amounts owed to customers' to 'Bonds in issue.' Comparative figures were restated.

Analysis of amounts owed to customers:

MCZK	2001	2000
Savings deposits	194,911	192,306
Other		
Public sector	17,383	11,508
Corporate clients	47,906	31,555
Retail clients	122,919	112,864
Other	5,133	4,389
Total	**388,252**	**352,622**

The balance of savings deposits slightly increased due to the further development of the construction saving scheme whereas savings deposits repayable at notice decreased. The aggregate increase in amounts owed to customers of CZK 35,630 million was principally attributable to payables from other deposits, specifically deposits of corporate clients (+ CZK 16,351 million) and retail deposits (+ CZK 10,055 million). The increase in the balance of corporate deposits largely results from term placements. The increase in the balance of retail deposits almost exclusively (more than 90 percent) consists of non-term savings accounts.

20. BONDS IN ISSUE

	Date of issue	Maturity date	Interest rate	2001 MCZK	2000 MCZK
Mortgage certificates	August 1998	August 2003	11.85%	165	165
Bonds	February 1997	February 2002	10.75%	5,000	5,000
Certificates of deposit				-	10
Depository bills of exchange				5,823	4,855
Total				**10,988**	**10,030**

During the year ended 31 December 2001, depository bills of exchange were re-allocated from 'Amounts owed to customers' to 'Bonds in issue.' Comparative figures were restated.

21. PROVISIONS FOR LIABILITIES AND OTHER RESERVES

(a) Structure of provisions

MCZK	2001	2000
Provision for off balance sheet credit risks (Note 10)	690	656
Insurance technical reserves	2,495	1,703
Restructuring reserves	993	1,196
Other reserves	334	34
Income tax liability	75	43
Deferred income tax liability (Note 16)	117	195
Total	**4,704**	**3,827**

(b) Creation and usage of provisions

MCZK	2001	2000
Balance at 1 January	3,827	3,393
Net provisioning charge	3,179	3,263
Usage of provisions	(2,260)	(2,829)
Reclassification and FX differences arising from provisions in foreign currencies	(42)	-
Balance at 31 December	**4,704**	**3,827**

(c) Provisions for off balance sheet credit exposures

Provision for off balance sheet risks are established to cover losses that result from off balance sheet and other exposures.

MCZK	2001	2000
Balance at 1 January	656	2,175
Net provisioning charge	257	59
Usage of provisions	(223)	(1,578)
Balance at 31 December	**690**	**656**

(d) Restructuring Reserves

The Bank has developed a detailed formal plan for restructuring its business. The Bank created restructuring reserves of CZK 1,776 million in the year ended 31 December 2000. The Bank utilised a portion of these reserves during 2000 and the outstanding balance was CZK 1,421 million as of 31 December 2000 (this balance includes CZK 225 million that has been recognised as an impairment of assets). During 2001, the Bank, taking into account actual developments, reduced the restructuring reserve requirements and updated the expected financial impact of restructuring. The outstanding balance of the restructuring reserves is approximately CZK 1,683 million as of 31 December 2001.

The following table provides a summary of the creation and use of the restructuring reserves:

	MCZK
Balance at 1 January 2001	**1,421**
Charges to operations	
Extraordinary costs of closure of branches	-
Extraordinary costs of replacement of software	421
Costs of earlier termination of leases of buildings	78
Extraordinary costs of severance and compensation associated with reducing staff numbers	-
Disposal of under-utilised assets (Note 15)	468
Total gross charges to operations	**967**
Costs utilised	
Extraordinary costs of closure of branches	3
Extraordinary costs of replacement of software (Note 14)	351
Costs of earlier termination of leases of buildings	-
Extraordinary costs of severance and compensation associated with reducing staff numbers	212
Disposal of under-utilised assets	2
Total costs utilised	**568**
Release for redundancy	
Extraordinary costs of closure of branches	1
Extraordinary costs of replacement of software	33
Costs of earlier termination of leases of buildings	-
Extraordinary costs of severance and compensation associated with reducing staff numbers	102
Disposal of under-utilised assets	1
Total release for redundancy	**137**
Balance at 31 December 2001	
Extraordinary costs of closure of branches	47
Extraordinary costs of replacement of software	544
Costs of earlier termination of leases of buildings	228
Extraordinary costs of severance and compensation associated with reducing staff numbers	174
Disposal of under-utilised assets	690
Total balance at 31 December 2001	**1,683**

The balance of restructuring reserves is reported on the face of the balance sheet under the caption "Provisions for liabilities and other reserves," the only exception being the amount of CZK 690 million that is recorded in the balance sheet line "Property and equipment." The profit and loss account reflects the creation of the restructuring reserves in the amount of CZK 967 million under the heading "Other operating expenses, net." The costs incurred as a result of the restructuring in the aggregate amount of CZK 568 million were charged to the profit and loss account lines "Staff costs", "Other administrative expenses", "Depreciation of assets" and "Other operating expenses" and were fully offset against the release of the restructuring reserves.

In addition, the Bank has developed a plan for using these restructuring charges over the coming two years.

The restructuring process may result in other costs and expenses being incurred. These costs and expenses will be recorded as incurred in the profit and loss account on an accruals basis of accounting.

22. OTHER LIABILITIES

MCZK	2001	2000
Financial derivatives with negative fair value (Note 37)		
Foreign currency	1,769	1,525
Interest rate	6,065	1,432
Deferred income	170	196
Accrued expenses	973	862
Other liabilities to customers from state subsidy (Note 17)	2,500	2,000
Short sales	2,791	7,558
Various creditors	6,316	5,284
Other short-term payables to customers	2,920	2,884
Other liabilities	1,970	3,935
Total	**25,474**	**25,676**

23. SUBORDINATED DEBT

On 23 December 1998, the Group received a subordinated debt totalling CZK 5,500 million from KOB (presently ČKA) in the form of a loan with a maturity date of 23 December 2008 and an interest rate of 6M PRIBOR plus 1.8 percent. If the Group does not exercise its option for premature repayment of the loan after the elapse of five years, the interest rate shall be increased to 6M PRIBOR plus 3.7 percent. Interest is payable half yearly in arrears. The debt is unsecured and unconditional.

24. MINORITY INTEREST

MCZK	2001	2000
Balance at 1 January	1,036	546
Minority interest in the current year's profit/(loss)	123	(16)
Share of minority interest in equity increase	-	500
Share of minority interest in retained earnings	-	6
Dividends paid to minority shareholders	(69)	-
Balance at 31 December	**1,090**	**1,036**

25. SHARE CAPITAL

Authorised, called-up and fully paid share capital was as follows:

	Number of shares	2001 MCZK	Number of shares	2000 MCZK
Ordinary shares of CZK 100 each	140,788,787	14,079	140,788,787	14,079
Priority shares of CZK 100 each	11,211,213	1,121	11,211,213	1,121
Total	**152,000,000**	**15,200**	**152,000,000**	**15,200**

Priority shareholders are not entitled to vote at the annual shareholders' meeting. They have a right to receive dividends each year if the Bank is profitable; the amount of the dividend is proposed by the Board of Directors and subject to approval at the annual shareholders' meeting. In the case of liquidation, priority shareholders have a right to the assets of the Bank. Priority shareholders have a right to purchase shares offered by the Bank when it increases its share capital in the same proportion as the current holding. Priority shares can be issued only to municipalities and local governments in the Czech Republic.

At the Extraordinary General Meeting held on 22 October 2001, the shareholders approved a change of the Articles relating to the extension of transferability of priority registered shares that are owned by municipalities and local governments. This change facilitates the transfer of the shares among the municipalities and local governments as well as other entities, subject to the approval of the Board of Directors. This change has not been recorded in the Register of Companies as of the date that these financial statements were authorised for issue and hence has not yet become effective.

In June 1996, 5,090,000 Global Depositary Receipts (GDRs), each representing one ordinary share of the Bank, were issued. The shares represented by the GDRs constituted 6.7 percent of the Bank's share capital. The GDRs are listed on the London Stock Exchange.

Holders of the GDRs are entitled to receive dividends on the underlying shares and can exchange the GDRs for the underlying shares. Holders of the GDRs are not the registered owners of the shares represented by the GDRs and have no voting rights. As of 31 December 2001, GDRs of 279,475 (2000: 887,709) were outstanding. This amount represents 0.2 percent (2000: 0.6 percent) of the Bank's share capital.

26. INTEREST INCOME AND SIMILAR INCOME

MCZK	2001	2000
Loans and advances to financial institutions	8,561	8,827
Loans and advances to customers	11,595	9,996
Debt securities and other fixed income securities	7,063	5,853
Other interest income and similar income	235	213
Proceeds from shares and other variable yield securities	91	-
Income from fixed asset investments (received dividends)	188	7
Gains/(losses) on buildings leased to third parties	(4)	8
Total	**27,729**	**24,904**

27. INTEREST EXPENSE AND SIMILAR EXPENSE

MCZK	2001	2000
Amounts owed to financial institutions	1,334	716
Amounts owed to customers	10,044	10,687
Bonds in issue	735	951
Subordinated debt	401	409
Other	59	143
Total	**12,573**	**12,906**

28. PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

MCZK	2001	2000
Provisioning charges	(4,754)	(6,162)
Release of provisions	2,111	2,983
Net charge of provisions (Note 10 (b))	(2,643)	(3,179)
Write-offs of loans not covered by provisions	(106)	(62)
Recoveries of loans written off	18	24
Total	**(2,731)**	**(3,217)**

29. NET PROFIT ON FINANCIAL OPERATIONS

MCZK	2001	2000
Realised and unrealised profit on securities held for trading	177	1,652
Derivative instruments (including unrealised fair value)	(66)	61
Foreign exchange gains	722	319
Other	-	(38)
Total	**833**	**1,994**

30. GENERAL ADMINISTRATIVE EXPENSES

(a) Composition of general administrative expenses

MCZK	2001	2000
Staff costs		
Wages and salaries	4,038	3,281
Other staff costs	822	702
Social security costs	1,570	1,343
Other personnel costs	156	163
Total staff costs	**6,586**	**5,489**
Other administrative expenses		
Data processing expenses	1,988	1,507
Building maintenance and rent	1,119	1,003
Costs of financial operations	1,109	725
Advertising and marketing	781	599
Advisory and legal services	691	469
Other administrative expenses	679	966
Total other administrative expenses	**6,367**	**5,269**
Depreciation		
Amortisation of intangible assets and other adjustments (Note 4)	379	272
Depreciation of property and equipment (Note 15)	1,892	2,478
Total depreciation, amortisation and other adjustments	**2,271**	**2,750**
Total	**15,224**	**13,508**

The difference between amortisation of intangible assets compared to the balance disclosed in Note 14 results from the amortisation of goodwill of CZK 4 million which is reported within 'Other operating expenses, net.' The difference between depreciation of property and equipment compared to the balance disclosed in Note 15 results from the depreciation of buildings leased to third parties of CZK 4 million which is reported within 'Interest income and similar income' as gains/(losses) on buildings leased to third parties.

(b) Board of Directors and Supervisory Board emoluments

MCZK	2001	2000
Salaries	45	105
Bonuses	1	3
Total	**46**	**108**

(c) Average number of employees and Board members

	2001	2000
Board of Directors	31	31
Supervisory Board	51	46
Staff	14,539	16,333
Total	**14,621**	**16,410**

31. OTHER OPERATING EXPENSES, NET

MCZK	2001	2000
Income from revaluation/sale of securities held to maturity	-	216
Use of insurance technical reserves	1,619	873
Other operating income	3,433	3,011
Total other operating income	**5,052**	**4,100**
Cost of revaluation/sale of securities held to maturity	-	(586)
Restructuring charges (Note 21)	(967)	(1,776)
Other reserves	(337)	(3)
Use of insurance technical reserves	(2,411)	(1,469)
Other operating expense	(2,948)	(2,491)
Other taxes	(45)	(65)
Total other operating expense	**(6,708)**	**(6,390)**
Amortisation of goodwill	(4)	(6)
Income/(expense) of revaluation/sale of fixed asset investments	(5)	2
Income/(expense) of revaluation/sale of securities available for sale	329	907
Total other operating expenses, net	**(1,336)**	**(1,387)**

32. INCOME TAX EXPENSE

MCZK	2001	2000
Current tax expense	237	207
Deferred tax expense (Note 16)	738	768
Total	**975**	**975**

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic tax rate of the home country of the parent company as follows:

MCZK	2001	2000
Profit/(loss) before tax	2,896	1,000
Tax calculated at a tax rate of 31 percent	**898**	**310**
Income not subject to tax	(3,401)	(3,881)
Expenses not deductible for tax purposes	4,283	3,560
Tax allowances and credits	(1,555)	(31)
Other differences	12	249
Subtotal	**237**	**207**
Movement in deferred taxation	738	768
Income tax expense	**975**	**975**

Further information about deferred income tax is presented in Note 16.

33. EARNINGS PER SHARE

MCZK	2001	2000
Net profit applicable to ordinary shares	1,798	41
Weighted average number of shares outstanding	152,000,000	152,000,000
Basic and diluted earnings per share (CZK)	**11.83**	**0.27**

34. CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the financial year as shown in the consolidated statements of cash flows are composed of the following balances:

MCZK	2001	2000
Cash (Note 6)	15,183	13,216
Nostro accounts with the CNB (Note 6)	386	652
Treasury bills with maturity of less than three months	20,943	26,202
Nostro accounts with financial institutions (Note 7)	2,376	817
Vostro accounts with financial institutions (Note 18)	(211)	(70)
Total cash and cash equivalents	**38,677**	**40,817**

35. EFFECT OF ADOPTING IAS 39 AS OF 1 JANUARY 2001 ON THE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

On the adoption of IAS 39 as of 1 January 2001, securities designated as trading and available for sale were re-measured to fair value. Securities designated as held to maturity were re-measured to amortised cost value. The difference between their original carrying value and their fair value as of 1 January 2001 was reported as an adjustment to retained earnings. Gains and losses arising from the change in the fair value of available for sale securities since that date are recognised directly to the profit and loss accounts.

	MCZK
Available for sale securities remeasured to fair value	74
Deferred income tax liability	(27)
Adjusted balance at 1 January 2001	**47**

36. FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to the right to receive cash or another financial asset from another party (financial asset) or the obligation to deliver cash or another financial asset to another party (financial liability).
Financial instruments may result in certain risks to the Group. The most significant risks facing the Group include:

Credit risk

The Group takes on exposure to credit risk which is the risk that a counterparty will be unable to pay amounts in full when due. The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments. Such risks are monitored on a revolving basis and subject to annual or more frequent review. The exposure to any one borrower including banks and brokers is further restricted by sub-limits covering on and off-balance sheet exposures. Actual exposures against limits are monitored daily. Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees.

Market risk

The Group takes on exposure to market risks. Market risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements. The Group applies
a 'value at risk' methodology to estimate the market risk of positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The Board of Directors sets limits on the value of risk that may be accepted. Sub-limits placed on sensitivity values and VaR in respect of individual trading desks enable the managing of the overall market risk profile. These limits are approved by the Financial Market Committee, are monitored on a daily basis and exposures are reported.

Foreign currency risk

Foreign currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. The Group manages this risk by establishing and monitoring limits on open positions, including also delta equivalents of currency options. In addition to monitoring limits, the Group also uses the 'value at risk' concept for measuring its open positions taken in respect of all currency instruments. The Group's net open foreign exchange position as of 31 December 2001 is shown in Note 38.

Interest rate risk

Interest rate risk is the risk that the value of financial instruments will fluctuate due to changes in market interest rates. The Group manages its interest rate risk through monitoring the repricing dates of the Group's assets and liabilities and developing models showing the potential impact that changes in interest rates may have on the Group's net interest income (Note 39).

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulties in raising funds to meet commitments associated with financial instruments. The Group's liquidity position is monitored and managed based on expected cash inflows and outflows and adjusting interbank deposits and placements accordingly. Refer to Note 41 for an analysis of the Group's balance sheet as of 31 December 2001 and 2000, respectively.

In addition to the risks noted here, the Group also deals in derivative financial instruments which are discussed in greater detail in Note 37.

37. OFF BALANCE SHEET ITEMS AND DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Group becomes a party to various financial transactions that are not reflected on the balance sheet and are referred to as off-balance sheet financial instruments. The following represent notional amounts of these off-balance sheet financial instruments, unless stated otherwise.

(a) Contingent liabilities

Legal disputes

At the balance sheet date the Group was involved in various claims and legal proceedings of a nature considered normal to its business. The Czech legal environment is still evolving, legal disputes are costly and their outcome unpredictable. Many parts of the legislation remain untested and there is uncertainty about the interpretation that courts may apply in a number of areas. The impact of these uncertainties cannot be quantified and will only be known as the specific legal disputes in which the Group is named are resolved.

The Group is involved in various claims and legal proceedings of a special nature. The Bank has been named as a defendant in a legal action brought by one particular party regarding rightful ownership of several of the Bank's buildings. The Bank also defends against various legal actions relating to contractual disputes. The Bank does not disclose the details underlying the disputes as the disclosure may have an impact on the outcome of the disputes and may seriously harm the Group's interests.

Whilst no assurance can be given with respect to the ultimate outcome of any such claim or litigation, the Group believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows.

The Group recognises no contingent asset or liability as of 31 December 2001.

Taxation

Czech tax legislation has changed significantly in the last several years. Many parts of the legislation remain untested and there is uncertainty about the interpretation that the financial authorities may apply in a number of areas. The effect of this uncertainty cannot be quantified and will only be resolved as legislative precedents are set or when the official interpretations of the authorities are available.

Capital commitments

In the normal course of business, the Bank places orders and executes contracts for the purchase of property and equipment. Recently, the Bank has initiated a major project for the replacement and upgrade of its major information technology systems. The estimated total cost for these purchases is approximately CZK 2,830 million. The Bank's management is confident that future net revenues and funding will be sufficient to cover this commitment.

Assets pledged

Assets are pledged as collateral under repurchase agreements with other banks in the amount of
CZK 10,628 million (2000: CZK 328 million). Of this balance, treasury bills amount to CZK 2,645 million, debt securities to CZK 7,981 million (2000: 328 million) and equity securities to CZK 2 million. Mandatory reserve deposits are also held with local cent-

ral banks in accordance with statutory requirements (Note 6). These deposits are not available to finance the Group's day to day operations.

Commitments from guarantees and letters of credit

The primary purpose of these instruments is to ensure that funds are available to the customer as required. Guarantees and standby letters of credit, which represent irrevocable assurances that the Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Documentary and commercial letters of credit, which are written undertakings by the Group on behalf of a customer authorising a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore carry less risk than a direct borrowing.

Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. With respect to credit risk on commitments to extend credit, the Group is potentially exposed to a loss in an amount equal to the total unused commitments. However, the likely amount of the loss is less than the total unused commitments since most commitments to extend credit are contingent upon customers maintaining specific credit standards.

Guarantees, irrevocable letters of credit and undrawn loan commitments are subject to similar credit risk monitoring and credit policies as utilised in the extension of loans. The management of the Group believes the market risk associated with guarantees, irrevocable letters of credit and undrawn loans commitments to be minimal.

The Group recorded provisions for off balance sheet risks to cover potential losses that may be incurred in connection with these off balance sheet transactions. As of 31 December 2001, the aggregate balance of these provisions was CZK 690 million (2000: CZK 656 million) (Note 21).

MCZK	2001	2000
Acceptances	-	38
Guarantees and irrevocable letters of credit	3,530	3,999
Undrawn loan commitments	26,892	35,396

(b) Derivatives

The Group maintains strict control limits on net open derivative positions, ie the difference between purchase and sale contracts, by both amount and term. At any one time the amount subject to credit risk is limited to the current fair value of instruments that are favourable to the Group (ie, assets), which in relation to derivatives is only a small fraction of the contract or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for credit risk exposures on these instruments, except where the Group requires margin deposits from counterparties.

With effect from 1 January 2001, the Group adopted IAS 39 which provides guidance on accounting for financial derivatives and hedging transactions.

All derivatives are stated at fair value on the balance sheet as of 31 December 2001. (Note 11 and 22).

(c) Foreign currency contracts

Foreign currency contracts are agreements to exchange specific amounts of currencies at a specified rate of exchange, at a spot date (settlement occurs two days after the trade date) or at a forward date (settlement occurs more than two days after the trade date). The notional amount of these contracts does not represent the actual market or credit risk associated with these contracts.

Foreign currency contracts are used by the Group for risk management and trading purposes.

MCZK	2001	2000
Notional amount of contracts		
Trading instruments		
Commitments to purchase	75,457	62,550
Commitments to sell	75,151	62,631

(d) Interest rate swaps

Interest rate swaps obligate two parties to exchange one or more payments calculated with reference to fixed or periodically reset rates of interest applied to a specific notional principal amount. Notional principal is the amount upon which interest rates are applied to determine the payment streams under interest rate swaps. Such notional principal amounts often are used to express the volume of these transactions but are not actually exchanged between the counterparties. The Group's interest rate swaps were transacted for propriety trading purposes, to hedge customer-oriented transactions or to hedge against interest rate risk.

As of 31 December 2001		Weighted average rate	
Notional amounts	**MCZK**	**Receive**	**Pay**
Trading instruments			
Residual maturity:			
1 year or less	25,934	5.94%	4.93%
1 to 5 years	164,477	5.91%	5.31%
over 5 years	51,077	6.40%	5.17%
Total	**241,488**	**6.02%**	**5.24%**

As of 31 December 2000		Weighted average rate	
Notional amounts	**MCZK**	**Receive**	**Pay**
Trading instruments			
Residual maturity:			
1 year or less	5,963	6.56%	5.67%
1 to 5 years	21,683	6.44%	7.18%
over 5 years	11,244	6.74%	6.24%
Total	**38,890**	**6.49%**	**6.88%**

(e) Option contracts

Option contracts represent the formal reservation of the right to buy or sell an asset at the specified quantity, within a given time in the future and at a certain price. The buyer of the option has the right, but not the obligation, to exercise the right to buy or sell an asset and the seller has the obligation to sell or purchase the asset at the specified quantity and at the price defined in the option contract.

MCZK	2001	2000
Notional amounts		
Option contracts sold		
interest rate	699	123
foreign currency	11,000	2,039
Option contracts purchased		
interest rate	199	123
foreign currency	3,961	2,741

(f) Forward rate agreements

A forward rate agreement is an agreement to settle amounts at a specified future date based on the difference between an interest rate index and an agreed upon fixed rate. Market risk arises from changes in the market value of contractual positions caused by movements in interest rates. The Group limits its exposure to market risk by entering into generally matching or offsetting positions and by establishing and monitoring limits on unmatched positions. Credit risk is managed through approval procedures that establish specific limits for individual counterparties. The Group's forward rate agreements were transacted for propriety trading purposes.

	2001		2000	
Notional amounts	MCZK	Weighted average rate	MCZK	Weighted average rate
Residual maturity:				
Purchase				
1 year or less	134,000	5.24%	47,491	6.23%
1 to 5 year	91,256	5.70%	200	6.92%
Sale				
1 year or less	134,000	5.10%	54,491	6.23%
1 to 5 year	91,256	5.80%	200	6.99%

(g) Forward contracts – treasury bills and other securities

Forward contracts with treasury and other bills are agreements to purchase or sell the securities for a specific amount at a future date. The forward contracts with treasury bills and other securities are used by the Group for trading purposes.

MCZK	2001	2000
Notional amounts		
Trading instruments		
Contracts with treasury bills		
Commitments to purchase	4,814	11,657
Commitments to sell	-	-
Contracts with debt securities and other fixed income securities		
Commitments to purchase	744	-
Commitments to sell	33	-
Contracts with equities		
Commitments to purchase	200	314
Commitments to sell	149	-

(h) Cross currency swap

Cross currency swaps are combinations of interest rate swaps and a series of foreign currency contracts. As with interest rate swaps, the Group agrees to make fixed versus floating interest payments at periodic dates over the life of the instrument. These payments are, however, in different currencies, are gross and not settled on a net basis. Unlike interest rate swaps, the notional balances of the different currencies to which these interest payments are based are typically exchanged at the beginning and re-exchanged at the end of the contract period.

MCZK	2001	2000
Notional amounts		
Trading instruments		
Commitments to purchase	5,307	6,584
Commitments to sell	4,735	6,260

(i) Total return swaps

The Group entered into structured transactions resulting in the Group assuming credit risk on certain underlying debt securities issued by Czech entities and denominated in a foreign currency. As of 31 December 2001, the total notional amount of transactions involving total return swaps is CZK 934 million (2000: CZK 1,794 million). The Group's potential exposure is estimated to be approximately CZK 991 million (2000: CZK 1,945 million).

38. NET FOREIGN EXCHANGE POSITIONS

The net foreign exchange positions of the Group were as follows:

MCZK	2001	2000
On balance sheet		
CZK	7,832	13,950
EUR	10,161	4,621
USD	3,410	2,584
GBP	494	1,226
SKK	23	80
CHF	(26)	114
JPY	43	14
Other currencies	2,518	66
Total	**24,455**	**22,655**
Off balance sheet		
CZK	21,644	11,604
USD	(2,805)	(1,167)
EUR	(18,538)	(9,534)
GBP	(406)	(350)
Other currencies	105	(553)
Total	-	-

39. INTEREST RATE RISK

(a) Interest rate repricing analysis

The following tables present the distribution of unconsolidated assets and liabilities according to the interest rate repricing dates. They include significant financial assets and liabilities in CZK, EUR and USD only as of 31 December 2001 and 2000. Variable yield assets and liabilities have been reported according to their next rate repricing date (the interest rates for the year ended 31 December 2001 are reported as repriced pursuant to 'Funds Transfer Pricing'). Fixed income assets and liabilities have been reported according to their scheduled principal repayment dates.

As of 31 December 2001 MCZK	Demand and less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Selected assets						
Balances with the CNB	7,701	-	-	-	-	7,701
Loans and advances to financial institutions	75,855	12,837	15,099	1,674	-	105,465
Loans and advances to customers	63,980	41,219	28,451	39,843	1,472	174,965
Securities and other assets held for trading	15,012	-	-	-	-	15,012
Securities available for sale	2,136	2,726	1,437	2,439	330	9,068
Securities and other assets held to maturity	2,969	12,832	21,745	31,635	21,633	90,814
	167,653	**69,614**	**66,732**	**75,591**	**23,435**	**403,025**
Selected liabilities						
Amounts owed to financial institutions	15,375	3,174	4,127	780	-	23,456
Amounts owed to customers	93,829	80,242	68,989	116,190	-	359,250
Bonds in issue	-	5,000	81	500	119	5,700
Subordinated debt	-	-	5,500	-	-	5,500
	109,204	**88,416**	**78,697**	**117,470**	**119**	**393,906**
Current gap	**58,449**	**(18,802)**	**(11,965)**	**(41,879)**	**23,316**	**9,119**
Cumulative gap	**58,449**	**39,647**	**27,682**	**(14,197)**	**9,119**	**-**

The line 'loans and advances to customers' includes amounts due from ČKA.

As of 31 December 2000 MCZK	Demand and less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Selected assets						
Balances with the CNB	652	-	-	-	-	652
Loans and advances to financial institutions	68,217	13,205	42,393	10,104	4,000	137,919
Loans and advances to customers	71,884	31,479	11,415	7,901	1,293	123,972
Securities and other assets held for trading	1,368	11,446	25,906	537	69	39,326
Securities available for sale	-	1,974	-	-	-	1,974
Securities and other assets held to maturity	1,657	1,606	5,068	28,375	12,054	48,760
	143,778	**59,710**	**84,782**	**46,917**	**17,416**	**352,603**
Selected liabilities						
Amounts owed to financial institutions	9,094	1,213	2,081	175	-	12,563
Amounts owed to customers	228,210	11,586	65,065	20,846	100	325,807
Bonds in issue	2	2	5	5,501	-	5,510
Subordinated debt	-	-	5,500	-	-	5,500
	237,306	**12,800**	**72,651**	**26,522**	**100**	**349,379**
Current gap	**(93,529)**	**46,910**	**12,131**	**20,395**	**17,316**	**3,224**
Cumulative gap	**(93,529)**	**(46,619)**	**(34,488)**	**(14,092)**	**3,224**	**-**

The line 'loans and advances to financial institutions' includes amounts due from ČKA.

(b) Effective yield information

The effective yields of significant financial assets and liabilities by major currencies of the banking segment as of 31 December 2001 and 2000 are as follows.

	Weighted average interest rate			
As of 31 December 2001	**CZK**	**EUR**	**USD**	**TOTAL**
Selected assets				
Balances with the CNB	4.75%	-	-	4.75%
Loans and advances to financial institutions	4.87%	3.33%	1.93%	4.67%
Loans and advances to customers	6.66%	6.20%	3.64%	6.57%
Securities and other assets held for trading	3.96%	-	-	3.96%
Securities available for sale	5.56%	5.16%	4.45%	3.85%
Securities and other assets held to maturity	6.36%	-	7.00%	6.36%
Selected liabilities				
Amounts owed to financial institutions	4.61%	3.95%	1.94%	4.58%
Amounts owed to customers	2.47%	1.97%	1.37%	2.44%
Bonds in issue	10.76%	-	-	10.76%
Subordinated debt	6.26%	-	-	6.26%

The line 'loans and advances to customers' includes amounts due from ČKA.

As of 31 December 2000	Weighted average interest rate CZK	EUR	USD	TOTAL
Selected assets				
Balances with the CNB	0.00%	-	-	-
Loans and advances to financial institutions	5.69%	4.54%	6.69%	5.70%
Loans and advances to customers	7.64%	6.94%	6.15%	7.52%
Treasury bills	5.14%	-	-	5.14%
Securities and other assets held for trading	5.27%	-	-	5.27%
Securities and other assets held to maturity	7.42%	6.04%	7.30%	7.35%
Selected liabilities				
Amounts owed to financial institutions	5.43%	5.19%	6.46%	5.45%
Amounts owed to customers	2.90%	2.17%	3.49%	2.90%
Bonds in issue	10.85%	-	-	10.85%
Subordinated debt	7.38%	-	-	7.38%

The line 'loans and advances to financial institutions' includes amounts due from ČKA.

40. CONCENTRATIONS OF CREDIT RISK

The following table presents the distribution of the Group's credit exposure by industry sector for loans and advances to customers and debt securities:

MCZK	2001	2000
Financial institutions	164,869	161,535
Individuals	40,088	36,528
Trading	16,736	18,124
Energetics	9,323	12,196
State institutions including ČKA	137,144	104,029
Public sector	8,028	4,258
Construction	3,441	3,641
Hotels, public catering	1,894	2,421
Processing industry	24,005	22,936
Other	33,919	35,283
Total	**439,447**	**400,951**

For an analysis of the Group's assets and liabilities by geographical concentration refer to Note 44.

41. MATURITY ANALYSIS

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date:

MCZK	Demand and less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Undefined	Total
Cash and balances with the CNB	15,183	-	-	-	-	7,747	22,930
Loans and advances to financial institutions	31,382	60,690	23,139	4,608	-	285	120,104
Loans and advances to customers	17,982	10,233	49,633	69,512	39,295	(21,645)	165,010
Securities and other assets held for trading	9,087	5,351	5,824	1,936	1,988	-	24,186
Securities available for sale	3,413	665	1,654	11,281	1,938	-	18,951
Securities and other assets held to maturity	1,999	11,800	23,021	39,808	24,185	190	101,003
Other assets	742	1,611	5,606	14	-	31,448	39,421
Total	**79,788**	**90,350**	**108,877**	**127,159**	**67,406**	**18,025**	**491,605**
Amounts owed to financial institutions	3,419	18,160	6,367	3,142	-	54	31,142
Amounts owed to customers	196,157	57,279	39,845	94,759	212	-	388,252
Bonds in issue	2,267	6,704	1,754	263	-	-	10,988
Subordinated debt	-	-	-	5,500	-	-	5,500
Other liabilities	897	368	5,429	113	-	23,371	30,178
Total	**202,740**	**82,511**	**53,395**	**103,777**	**212**	**23,425**	**466,060**
Current gap	**(122,952)**	**7,839**	**55,482**	**23,382**	**67,194**	**(5,400)**	**25,545**
Cumulative gap	**(122,952)**	**(115,113)**	**(59,631)**	**(36,249)**	**30,945**	**25,545**	

The line 'loans and advances to customers' includes amounts due from ČKA.

The following table shows assets and liabilities as of 31 December 2000 according to their residual maturities.

MCZK	Demand and less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Undefined	Total
Assets							
Cash and balances with the CNB	13,868	-	-	-	-	7,276	21,144
Loans and advances to financial institutions	33,500	47,763	40,392	17,487	16,002	(267)	154,877
Loans and advances to customers	59,779	10,674	18,514	32,867	13,066	(23,256)	111,644
Securities and other assets held for trading	9,101	20,612	12,162	4,983	159	-	47,017
Securities available for sale	763	112	1,081	749	8,427	-	11,132
Securities and other assets held to maturity	-	231	3,819	36,170	14,599	263	55,082
Other assets	-	-	-	-	-	37,159	37,159
Total	**117,011**	**79,392**	**75,968**	**92,256**	**52,253**	**21,175**	**438,055**
Liabilities							
Amounts owed to financial institutions	6,353	4,716	1,974	3,666	-	-	16,709
Amounts owed to customers	147,049	68,433	39,375	93,225	4,540	-	352,622
Bonds in issue	4,801	58	5	5,166	-	-	10,030
Subordinated debt	-	-	-	-	5,500	-	5,500
Other liabilities	-	-	-	-	-	29,503	29,503
Total	**158,203**	**73,207**	**41,354**	**102,057**	**10,040**	**29,503**	**414,364**
Current gap	**(41,192)**	**6,185**	**34,614**	**(9,801)**	**42,213**	**(8,328)**	**23,691**
Cumulative gap	**(41,192)**	**(35,007)**	**(393)**	**(10,194)**	**32,019**	**23,691**	

The line 'loans and advances to financial institutions' includes amounts due from ČKA.

42. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made at a point in time, based on relevant market data and information about the financial instruments. Because no readily available market exists for a significant portion of the Group's financial instruments, fair value estimates for these instruments are based on judgements regarding current economic conditions, currency and interest rate characteristics and other factors.

Many of these estimates involve uncertainties and matters of significant judgement and cannot be determined with precision. Therefore, the calculated fair value estimates cannot always be substantiated by comparison to developed markets and, in many cases, may not be realised in a current sale of the financial instrument. Changes in underlying assumptions could significantly affect the estimates.

The following table summarises the carrying values and fair values of those financial assets and liabilities not presented on the balance sheet at their fair value:

MCZK	Carrying value 2001	Estimated fair value 2001	Carrying value 2000	Estimated fair value 2000
Financial assets				
Loans and advances to financial institutions	120,104	120,146	154,877	155,114
Loans and advances to customers	165,010	167,553	111,644	112,066
Securities and other assets held to maturity	101,003	104,483	55,082	55,663
Financial liabilities				
Amounts owed to financial institutions	31,142	31,194	16,709	16,711
Amounts owed to customers	388,252	391,505	352,622	352,640
Bonds in issue	10,988	11,118	10,030	10,324
Subordinated debt	5,500	5,504	5,500	5,500

Loans and advances to financial institutions

The fair value of current accounts is deemed to approximate their carrying amount. Given that term receivables generally re-price at relatively short time periods, it is justifiable to regard their carrying amount as the estimated fair value.

Loans and advances to customers

Loans and advances to customers are carried net of provisions for impairment. The fair value is estimated as the present value of discounted future cash flows and the applied discount factor is equal to the interest rates currently offered by the Bank.

Securities held to maturity

During the year ended 31 December 2001, securities held to maturity solely comprised interest-earning securities held to maturity because securities available for sale are carried at fair value. The fair value of securities held to maturity is based on market prices or price quotations obtained from brokers or dealers. If this information is not available, the fair value is estimated using quoted market values for securities with similar credit risk characteristics, maturity or yield rate or, as and when appropriate, according to the recoverability of the net asset value of these securities.

Amounts owed to financial institutions and customers

The estimated fair value of amounts owed to financial institutions and customers with no stated maturity which include no-interest earning deposits, is equal to the amount payable on demand. The fair value of fixed income deposits and other liabilities with no stated market value is estimated as the present value of discounted future cash flows and the applied discount factor is equal to the interest rates currently offered on the market for deposits with similar maturities.

Bonds in issue

The aggregated fair value is based on quoted market prices. The fair value of securities where no market price is available is estimated as the present value of discounted future cash flows and the applied discount factor is equal to the interest rates currently offered on the market for deposits with similar maturities.

Subordinated debt

The fair value is estimated as the present value of discounted future cash flows and the applied discount factor is equal to the interest rates currently offered on the market for deposits with similar maturities.

43. SEGMENT REPORTING

(a) Industry segments

MCZK	Banking 2001	Banking 2000	Other operations 2001	Other operations 2000	Total 2001	Total 2000
External revenue	35,318	32,875	4,950	3,994	40,268	36,869
Inter-segment revenue	576	537	264	82	840	619
Total revenue	**35,894**	**33,412**	**5,214**	**4,076**	**41,108**	**37,488**
Segment profit/(loss)	**3,074**	**1,297**	**(178)**	**392**	**2,896**	**1,689**
Net profit/(loss) from associates				(689)		(689)
Income tax					(975)	(975)
Minority interest					(123)	16
Net profit/(loss)					**1,798**	**41**
Other information						
Segment assets	476,535	424,573	18,930	15,523	495,465	440,096
Unallocated assets					(3,860)	(2,041)
Total consolidated assets					**491,605**	**438,055**
Segment liabilities	453,189	403,230	16,465	13,027	469,654	416,257
Unallocated liabilities					(3,594)	(1,893)
Total consolidated liabilities					**466,060**	**414,364**
Capital expenditure	5,909	3,163	126	128	6,035	3,291
Depreciation and amortisation	2,165	2,649	106	101	2,271	2,750
Impairment losses on assets	468	225			468	225
Provisions for loan losses	2,487	3,026	244	191	2,731	3,217

For management purposes, the Group is organised into the following major operating divisions:

- Banking (retail, corporate and investment banking); and
- Other operations, which comprise leasing, insurance, funds management, real estate activities and advisory services.

(b) Geographical segments

The Group operates predominantly within the Czech Republic and has no significant cross border operations.

44. CONCENTRATION OF ASSETS AND LIABILITIES

The geographical concentration of assets and liabilities as of 31 December 2001 was as follows:

MCZK	OECD [1]	OECD [2]	Non OECD [3]	Total
Assets				
Cash and balances with the CNB	15,183	7,747	-	22,930
Loans and advances to financial institutions	78,364	41,740	-	120,104
Loans and advances to customers, including ČKA	107,485	55,601	1,924	165,010
Securities and other assets held for trading	10,990	13,196	-	24,186
Securities available for sale	14,795	4,156	-	18,951
Securities and other assets held to maturity	30,627	70,376	-	101,003
Other assets	36,912	2,509	-	39,421
Total assets	**294,356**	**195,325**	**1,924**	**491,605**
Liabilities				
Amounts owed to financial institutions	31,142	-	-	31,142
Amounts owed to customers	369,258	17,384	1,610	388,252
Bonds in issue	10,988	-	-	10,988
Subordinated debt	-	5,500	-	5,500
Other liabilities	29,915	263	-	30,178
Total liabilities	**441,303**	**23,147**	**1,610**	**466,060**
Net position	**(146,947)**	**172,178**	**314**	**25,545**

[1] Represents persons or entities located within Organisation for Economic Co-operation and Development ('OECD') countries, including the Czech Republic.

[2] Represents government bodies and central banks located within OECD countries, including the Czech Republic.

[3] Represents persons, entities or government bodies located outside OECD countries.

The geographical concentration of assets and liabilities as of 31 December 2000 was as follows:

MCZK	OECD [1]	OECD [2]	Non OECD [3]	Total
Assets				
Cash and balances with the CNB	13,215	7,929	-	21,144
Loans and advances to financial institutions	99,884	54,879	114	154,877
Loans and advances to customers	103,707	5,279	2,658	111,644
Securities and other assets held for trading	4,900	42,117	-	47,017
Securities available for sale	11,132	-	-	11,132
Securities and other assets held to maturity	33,664	21,418	-	55,082
Other assets	34,915	2,244	-	37,159
Total assets	**301,417**	**133,866**	**2,772**	**438,055**
Liabilities				
Amounts owed to financial institutions	16,655	-	54	16,709
Amounts owed to customers	340,958	11,510	154	352,622
Bonds in issue	10,030	-	-	10,030
Subordinated debt	-	5,500	-	5,500
Other liabilities	28,308	1,195	-	29,503
Total liabilities	**395,951**	**18,205**	**208**	**414,364**
Net position	**(94,534)**	**115,661**	**2,564**	**23,691**

[(1)] Represents persons or entities located within Organisation for Economic Co-operation and Development ('OECD') countries, including the Czech Republic.

[(2)] Represents government bodies and central banks located within OECD countries, including the Czech Republic.

[(3)] Represents persons, entities or government bodies located outside OECD countries.

During the year ended 31 December 2001, deferred tax assets were re-allocated from 'OECD[(2)] – Government' to 'OECD[(1)].' Comparative figures were restated.

45. ASSETS UNDER ADMINISTRATION

The Group provides custody, trustee, corporate administration, investment management and advisory services to third parties which involve the Group making allocation and purchase and sale decisions in relation to a wide range of financial instruments. Those assets that are held in a fiduciary capacity are not included in these financial statements.
The Group administered CZK 11,977 million and CZK 7,485 million of assets as of 31 December 2001 and 2000, respectively, representing securities and other valuables received from customers into its custody for administration.
Furthermore, the Group acts as a depositary for several investment funds, whose assets amounted to CZK 33,647 million and CZK 39,693 million as of 31 December 2001 and 2000, respectively.

46. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank is controlled by Erste Bank which holds 56.31 percent of the Bank's voting rights.

The Bank has the following amounts due from/to Erste Bank as of 31 December 2001:

MCZK	2001
Amounts due from Erste Bank	
Loans outstanding at the beginning of the year	3,478
Loans issued during the year	7,223
Loan repayments during the year	(3,146)
Loans outstanding at the end of the year	7,555
Interest income earned	**155**
Amounts owed to Erste Bank	
Deposits at the beginning of the year	4,625
Deposits received during the year	195
Deposits repaid during the year	(4,593)
Deposits at the end of the year	227
Interest expense	**131**

In addition to the above loans and deposits, the Bank carries within its held-to-maturity portfolio bonds of CZK 4,977 million issued by Erste Bank as of 31 December 2001 (Note 13) and other receivables of CZK 16 million.
In addition to interest income and expense, the Group's profit was impacted by transactions with Erste Bank in the form of fee income of CZK 19 million and advisory service costs of CZK 46 million.
The off balance sheet transactions as of 31 December 2001 included derivative contracts with the notional amount of underlying assets of CZK 65,606 million, received guarantees of CZK 1,647 million and issued guarantees of CZK 11,620 million.

(a) Directors and officers

Loans and advances granted to the members of the Board of Directors and Supervisory Board were CZK 4,568 thousand and CZK 6,298 thousand as of 31 December 2001 and 2000, respectively.
Shares held by members of the Board of Directors and Supervisory Board of the Bank totalled 2,530 and 5,318 which represented 0.002 percent and 0.003 percent of the Bank's capital as of 31 December 2001 and 2000, respectively.

(b) Related parties

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and other transactions. These transactions were carried out on commercial terms and conditions and at market rates.

47. DIVIDENDS

Management of the Bank has proposed that total dividends of CZK 456 million be declared in respect of the profit for the year ended 31 December 2001, which represents CZK 3 per share. The declaration of dividends is subject to the approval of the Annual General Meeting. Dividends paid to shareholders are subject to a withholding tax of 15 percent or a percentage set out in the relevant double tax treaty.

48. POST BALANCE SHEET EVENTS

On 22 March 2002, Ansteilsverwaltungssparkasse ('AVS') wrote to the Securities Commission requesting that it approve an unconditional and unlimited offer to purchase the Bank's ordinary shares. AVS stated its intention to offer CZK 375 for each ordinary share. As a result of this offer, AVS will purchase as many shares as made available for sale by the shareholders.
AVS has stated it is likely to support the withdrawal of the registration of the Bank's shares with the Prague Stock Exchange and/or other statutory methods available for acquiring the remaining minority holdings.
AVS is the principal shareholder of Erste Bank (the majority shareholder of the Bank holding a 52.15 percent equity interest). Management of the Bank does not expect that the Bank's business and strategy will be subject to any changes.



Patricie Plášková
Česká spořitelna, a.s., Czech Republic

FINANCIAL HIGHLIGHTS
UNCONSOLIDATED, UNDER CZECH ACCOUNTING STANDARDS

Balance Sheet Highlights

(MCZK)	2001	2000	1999	1998	1997
Total assets	508,868	449,319	364,269	380,283	389,287
Receivables from banks	106,063	138,631	118,519	93,799	94,011
Loans to clients	160,352	107,147	100,644	143,651	169,191
Securities	179,493	149,357	99,577	80,567	67,893
Primary deposits	354,444	322,410	291,488	298,257	301,735
Due to banks	74,263	67,710	31,976	41,695	48,193
Shareholders' equity	23,220	20,309	15,449	12,830	19,946
Share capital	15,200	15,200	15,200	7,600	7,600

Profit and Loss Account Highlights

(MCZK)	2001	2000	1999	1998	1997
Net interest income	13,291	11,016	12,666	15,002	15,894
Net fee and commission income	6,106	4,733	4,093	3,029	2,786
Operating income	22,174	18,589	17,432	18,791	19,213
General operating expenses	13,945	12,353	12,136	12,025	11,191
Net operating income	8,229	6,236	5,296	6,765	8,022
Net provisioning for troubled assets	1,734	(2,707)	4,501	(5,485)	777
Receivables written off and transferred	4,456	728	15,038	7,490	7,075
Net profit/(loss) after tax	3,034	4,860	(4,893)	(6,940)	1,203

Key Financial Ratios

	2001	2000	1999	1998	1997
Net interest margin	2.6%	2.5%	3.1%	3.6%	3.9%
Capital adequacy	15.1%	12.6%	13.6%	9.2%	9.0%
Expenses/income	62.9%	66.5%	69.6%	64.0%	58.3%
Non-interest income/operating income	40.1%	40.7%	27.3%	20.2%	17.3%
Classified loans/loans	14.4%	27.9%	27.4%	25.7%	20.7%
Return on equity	13.9%	27.2%	x	x	6.1%
Return on assets	0.6%	1.1%	x	x	0.3%
Earnings per employee (TCZK)	253.7	343.8	x	x	68.7
Assets per share (TCZK)	3.3	3.0	2.4	5.0	5.1
Dividend (CZK/share)	3**	2*	0	0	5*

* Priority shares

** Proposed for the General Meeting of Shareholders

Key Operating Figures

Number	2001	2000	1999	1998	1997
Staff (physical headcount)	11,958	14,133	15,277	16,580	17,522
Organizational units	684	707	876	1,033	1,127
ATMs	954	890	870	845	822
Electronic banking users	511,748	264,300	117,566	10,230	991
Active bank cards	2,353,090	1,970,950	1,728,940	1,338,265	1,080,379
Points-of-sale – the partners accepting the Bank's cards	14,093	12,959	13,213	12,323	9,679
Sporogiro accounts	2,725,133	2,665,913	2,585,487	2,582,976	2,495,325

PERFORMANCE REPORT

UNCONSOLIDATED RESULTS OF OPERATIONS UNDER CZECH ACCOUNTING STANDARDS (CAS)

PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2001, Česká spořitelna generated **an unconsolidated net profit of CZK 3,034 million** under Czech Accounting Standards. For the year ended 31 December 2000, the Bank reported a profit of CZK 4,860 million but the profit figure for that period was impacted by the recognition of deferred tax assets of CZK 4,590 million. The Bank made pre-tax profit of CZK 4,304 million for the year ended 31 December 2001 which represents a year-on-year increase of almost CZK 4 billion (CZK 295 million for 2000). **The generated net profit is principally driven by the increase in operating profits of 32 percent. The increase in operating profits reflects higher operating income of the Bank, specifically net interest income and net commission and fee income.**

On a year-on-year basis, **Česká spořitelna increased operating profits from** CZK 6,236 million to CZK 8,229 million, that is **by almost CZK 2 billion** (by 32 percent). This increase was principally attributable to the dynamic rise in operating income of CZK 3,585 million (to CZK 22,174 million) which exceeded the increase in operating expenses incurred as a result of the Bank's transformation. The proportion of non-interest income to operating income slightly rose to 40.1 percent.

From 2000 to 2001, **net interest income increased by 21 percent** (by CZK 2,275 million) to CZK 13,291 million largely due to **the rising volume of primary deposits and their successful placement on financial markets and as a result of retail lending.** By way of example, net interest income from fixed income securities grew by 23 percent to CZK 5,492 million when compared to 2000. The net interest margin increased slightly year-on-year to 2.6 percent.

Non-interest income principally comprises net commission and fee income of CZK 6,106 million. Success in the form of a year-on-year increase of 29 percent (CZK 1,373 million) was achieved principally due to the continuously growing number of transactions effected in both the payment system and under the card program and owing to an increased number of loan transactions. Last but not least, the greater balance of commission and fee income was also due to the expansion and improvement of the Bank's offering of products and services.

General operating expenses grew year-on-year by 13 percent to CZK 13,945 million **as a result of necessary transformation costs,** technological changes in the IT function, costs of building the Client Center, modernizing the Card Center and due to the adjustments to the level of wages and salaries of the Bank's staff which the Bank implemented to reflect the relevant labor market developments. Staff expenses rose by 14 percent to CZK 5,333 million and purchased consumables by 21 percent to CZK 6,126 million. By way of contrast, depreciation and amortization of tangible and intangible assets declined by 11 percent to CZK 2,232 million. General operating expenses under CAS were adversely impacted by the use of the costs from the restructuring reserve of CZK 568 million established in the year 2000, which means that this amount had a positive effect on the profit & loss account through the line 'Use of other reserves and provisions.'

The creation of reserves and provisions including written off loans and the creation of reserves and provisions for tangible and intangible fixed assets as of 31 December 2001 amounted to CZK (3,238) million, **representing an improvement of 12 percent** (of CZK 424 million) when compared to the end of 2000. The year-on-year comparison of the creation and use of reserves and provisions was impacted by the creation and use of the restructuring reserve in 2000 in the amount of CZK 1,776 million and CZK 355 million, respectively, and the use (release) of the restructuring reserve in 2001 in the amount of CZK 966 million and CZK 705 million, respectively. As such, the use of the restructuring reserve from 2000 referred to above which was reflected in the line 'Use of other reserves and provisions' was included in 'General operating expenses.' The 2000 figure was additionally impacted by the release of provisions for financial derivative instruments of CZK 1,443 million arising from the methodological change in the accounting treatment for derivatives.

The balance of other expenses, net of written off receivables from clients, was CZK 882 million which represents a year-on-year improvement of CZK 150 million (15 percent). This reflects a lower contribution to the Deposit Insurance Fund.

The net balance of extraordinary income and expenses was CZK 195 million which represents a considerable improvement when compared to the year ended 31 December 2000 (CZK 1,246 million), at which time the balance was adversely impacted by the methodological change involving the one-off revaluation of financial derivatives held in the Bank's portfolio. The impact of this change was CZK (1,417) million.

In the year ended 31 December 2000, under CAS the Bank recognized deferred tax assets of CZK 4,590 million for the first time in accordance with new CNB requirements. In the year ended 31 December 2001, the Bank recorded a valuation allowance of CZK 1,270 million in respect of the deferred tax assets which had an impact on the Bank's net profits.

BALANCE SHEET

As of 31 December 2001, the total assets of the Bank grew year-on-year by 13 percent (by CZK 59.6 billion) to CZK 508.9 billion.

When compared to the year ended 31 December 2000, primary deposits increased by 10 percent (by CZK 32 billion) to CZK 354.4 billion as of 31 December 2001, of which retail deposits accounted for CZK 288,4 billion. Retail clients placed CZK 165.6 billion in savings books, that is, CZK 1.2 billion more than in 2000. The greatest increase in deposits related to term placements (of CZK 4.2 billion), giro accounts (of CZK 9.3 billion) and current and term corporate accounts (of CZK 12.1 billion). The largest drop was experienced with respect to the deposits in savings books with a notice period of 12 and 24 months (decrease of CZK 6.7 billion). The aggregate deposits denominated in foreign currencies amounted to CZK 18.2 billion, the year-on-year increase being CZK 5 billion.

On a year-on-year basis, debt securities issued increased by 105 percent (by CZK 5.8 billion) to CZK 11.3 billion due to depository bills of exchange that were reported as a component of 'Due to clients' for the year ended 31 December 2000. The balance of depository bills of exchange increased year-on-year by CZK 1 billion to CZK 5.8 billion.

As of 31 December 2001, amounts due to banks grew year-on-year by 10 percent (by CZK 6.6 billion) to CZK 74.3 billion, of which CZK 50.6 billion relates to amounts payable from securities which collateralize loans under reverse repurchase transactions.

As of 31 December 2001, the balance of shareholders' equity which includes share capital, share premium, reserve funds, capital funds and net profit for the accounting period was CZK 23.2 billion. When compared to 2000, the equity balance increased by 14 percent (by CZK 2.9 billion), that is, by the net profit figure for the accounting period.

For the year ended 31 December 2001, on an aggregate basis, the largest component of the balance sheet assets was the securities portfolio, the total balance of which was CZK 179.5 billion, with a year-on-year increase of 20 percent (of CZK 30.1 billion). The year-on-year increase was primarily experienced with regard to financial investments which comprise securities available for sale and securities held to maturity, such as Government securities. The balance of other financial investments almost doubled on a year-on-year basis (by CZK 50.6 billion) to CZK 104.1 billion.

In 2001, securities held for trading totaled CZK 74.1 billion, the year-on-year decrease being 22 percent (CZK 20.5 billion). Securities held for trading consisted of treasury bills, debt securities and equities carried for trading. The considerable year-on-year decrease in the shares and participation certificates held for trading was attributable to the disposal of a substantial portion of the portfolio of participation certificates of open-ended mutual funds that were formed from investment funds for voucher privatization purposes and in which the Bank had significant holdings over an extended period of time.

The year-on-year increase in net receivables from clients by CZK 53.2 billion to CZK 160.4 billion **is primarily due to the re-allocation of amounts due from Česká konsolidační agentura from 'Receivables from banks' to 'Receivables from clients'** as a result of the transformation of Konsolidační banka (Consolidation Bank) to Česká konsolidační agentura (Czech Consolidation Agency). These receivables amounted to CZK 36.8 billion as of 31 December 2001. Net of this factor, the balance of net receivables from clients increased by 15 percent (by CZK 16.4 billion) to CZK 123.6 billion.

Retails loans grew year-on-year by 20 percent (by CZK 6.3 billion) and amounted to CZK 38 billion as of the end of 2001. Taking into account the yearly decline of legacy social loans (CZK 1.7 billion for 2001), retail loans increased by 40 percent (CZK 8 billion). As was the case in prior periods, the year 2001 also saw a reduction in the balance of legacy social loans (CZK 1.7 billion). **The Bank made substantial inroads in the mortgage loan market** by granting more than 5,000 retail mortgage loans in an amount exceeding CZK 5 billion in 2001. The volume of issued retail mortgage loans was CZK 8.5 billion as of 31 December 2001.

When compared to the year ended 31 December 2000, corporate loans increased by 8 percent (by CZK 7.1 billion) to CZK 100.2 billion. This was also the result of the increase in corporate mortgage loans which grew by CZK 2.5 billion to CZK 4.4 billion and loans to municipalities which rose by CZK 2.1 billion to CZK 7.4 billion.

On a year-on-year basis, receivables and loans from banks decreased by 23 percent (by CZK 32.6 billion) to CZK 106.1 billion largely due to a technical-organizational measure which involved transforming Konsolidační banka to Česká konsolidační agentura. In the year ended 31 December 2000, the Bank had amounts of CZK 40.5 billion due from Konsolidační banka. Net of this technical-organizational effect, receivables and loans from banks increased by 8 percent, that is, CZK 7.9 billion, year-on-year.

When compared to the year ended 31 December 2000, the volume of tangible and intangible fixed assets increased by 8 percent (by CZK 1.4 billion) to CZK 19.1 billion. As of 31 December 2001, the Bank owned or co-owned 489 buildings and 612 plots of land at a net book value of CZK 11.4 billion and CZK 0.5 billion, respectively.

In terms of liquidity management, the most significant trend for the year ended 31 December 2001 **involved a substantial inflow of primary deposits** which was principally allocated to highly liquid assets, such as treasury bills issued by the Czech National Bank and the Czech Finance Ministry. At the end of 2001, the volume of treasury bills and repurchase transactions with the Czech National Bank was CZK 98.7 billion. The basic liquidity indicator monitored by the Bank is the 'current liquidity ratio' defined as a ratio of highly liquid assets and a portion of liabilities. For illustrative purposes, the Bank reported

CZK 135.6 billion in highly liquid assets, the denominator for the current ratio calculation included CZK 317.5 billion in liabilities. As such, the current liquidity ratio was 42.7 percent as of 31 December 2001 as compared to 34.4 percent as of 31 December 2000.

Capital adequacy development was stable in 2001. As of 31 December 2001, the capital adequacy ratio calculated under Czech National Bank criteria was 14.6 percent. The capital adequacy ratio was predominantly impacted by the recognition of retained earnings on the face of the Bank's balance sheet following the approval of the General Meeting of Shareholders in May 2001, which resulted in the boosting of the capital adequacy ratio by approximately 3.3 percent.

FINANCIAL STATEMENTS II

UNCONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH CZECH ACCOUNTING STANDARDS FOR THE YEAR ENDED 31 DECEMBER 2001

CONTENTS

Deloitte & Touche spol. s r. o.
Týn 641/4
110 00 Praha 1
Česká republika

zapsaná Městským soudem
v Praze, oddíl C, vložka 24349
IČ: 49620592
DIČ: 001-49620592

Tel.: +420 (2) 248 95 500
Fax: +420 (2) 248 95 555
www.deloitteCE.com

Deloitte & Touche

Auditor's Report to the Shareholders of Česká spořitelna, a.s.

We have audited the accompanying financial statements of Česká spořitelna, a.s. for the year ended 31 December 2001. These financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on the financial statements, taken as a whole, based on our audit.

We conducted our audit in accordance with the Act on Auditors and the auditing standards issued by the Chamber of Auditors of the Czech Republic. Those standards require that we plan and conduct the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, the accounting records and other evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Company in the preparation of the financial statements, as well as evaluation of the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion on the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the assets, liabilities and equity of Česká spořitelna, a.s. as of 31 December 2001, the results of its operations and its financial position for the year then ended in accordance with the Accounting Act and applicable Czech regulations.

Prague, 22 March 2002

Audit firm:
Deloitte & Touche spol. s r.o.
Certificate no. 79

Statutory auditor:
Michal Petrman
Certificate no. 1105

Deloitte
Touche
Tohmatsu

BALANCE SHEET

AS OF 31 DECEMBER 2001

ASSETS

CZK '000		Note	Current accounting period Gross	Adjustment	Net	Prev. period
1.	Cash in hand, balances with central banks and postal checking accounts		22,866,069	0	22,866,069	20,555,638
2.	State treasury bills and other bills eligible for refinancing with the CNB	10	64,622,289	0	64,622,289	85,815,324
(a)	state treasury bills and similar securities issued by the state		23,882,289	0	23,882,289	38,330,967
(b)	other treasury bills		40,740,000	0	40,740,000	47,484,357
3.	Receivables from banks	11	106,062,841	0	106,062,841	138,630,737
(a)	repayable on demand		2,310,865	0	2,310,865	506,106
(b)	other receivables		103,751,976	0	103,751,976	138,124,631
	of which: subordinated assets		0	0	0	0
4.	Receivables from clients	12, 23	175,066,947	(14,715,172)	160,351,775	107,146,674
(a)	repayable on demand		3,193	0	3,193	4,629
(b)	other receivables		175,063,754	(14,715,172)	160,348,582	107,142,045
	of which: subordinated assets		0	0	0	0
5.	Bonds and other fixed income securities for trading	13	9,426,993	(5,586)	9,421,407	1,401,135
(a)	issued by banks		805,822	(441)	805,381	351,778
	of which: own bonds		214,217		214,217	51,470
(b)	issued by other entities		8,621,171	(5,145)	8,616,026	1,049,357
6.	Shares and other variable yield securities for trading	14	86,616	(1,854)	84,762	7,411,715
7.	Participation interests with substantial influence	15	341	(22)	319	3,000
(a)	in banks		0	0	0	0
(b)	in other entities		341	(22)	319	3,000
8.	Participation interests with controlling influence	15	2,387,440	(1,112,257)	1,275,183	1,214,860
(a)	in banks		332,750	0	332,750	332,750
(b)	in other entities		2,054,690	(1,112,257)	942,433	882,110
9.	Other financial investments	10,13, 14	104,613,961	(529,915)	104,084,046	53,510,722
10.	Intangible fixed assets	16	5,300,566	(2,148,370)	3,152,196	1,707,047
(a)	establishment costs		0	0	0	0
(b)	goodwill		229,885	(71,839)	158,046	215,517
(c)	other		5,070,681	(2,076,531)	2,994,150	1,491,530
11.	Tangible fixed assets	17	27,910,508	(11,970,517)	15,939,991	15,952,115
(a)	land and buildings for the purpose of banking activities		15,445,839	(4,016,232)	11,429,607	12,509,472
(b)	other		12,464,669	(7,954,285)	4,510,384	3,442,643
12.	Treasury shares	14	5,197	0	5,197	0
13.	Other assets	18	19,188,016	(196,934)	18,991,082	13,887,694
14.	Shareholder receivables from capital subscribed but not paid		0	0	0	0
15.	Prepayments and accrued income		2,010,769	0	2,010,769	2,082,626
	TOTAL ASSETS		**539,548,553**	**(30,680,627)**	**508,867,926**	**449,319,287**

LIABILITIES

CZK '000		Note	Current accounting period	Previous accounting period
1.	Due to banks	19	74,263,378	67,709,951
(a)	repayable on demand		225,723	246,062
(b)	other payables		74,037,655	67,463,889
2.	Due to clients	20	365,546,500	327,892,869
(a)	saving deposits		238,984,918	226,591,095
	of which: repayable on demand		32,388,156	30,610,587
(b)	other payables		126,561,582	101,301,774
	of which: repayable on demand		112,585,913	95,088,611
3.	Ceritificates of deposit and similar debt securities	21	11,322,942	5,509,825
(a)	certificates of deposits		0	9,825
(b)	other		11,322,942	5,500,000
4.	Deferred income and accrued expenses		1,145,928	1,130,324
5.	Reserves	23, 24	8,252,090	7,015,732
(a)	reserves for standard loans and guarantees		4,664,659	5,165,138
(b)	reserves for FX losses		0	0
(c)	reserves for other bank risks		0	570,108
(d)	other reserves		3,587,431	1,280,486
6.	Subordinated liabilities	25	5,500,000	5,500,000
7.	Other liabilities	27	19,550,004	14,177,232
8.	Share capital	22	15,200,000	15,200,000
	of which: registered share capital paid up		15,200,000	15,200,000
9.	Share premium		0	0
10.	Reserve funds	26	489,977	246,977
(a)	obligatory reserve funds		489,977	246,977
(b)	reserve fund for treasury shares		0	0
(c)	other reserve funds		0	0
11.	Capital funds and other funds from profit	26	68,953	76,845
(a)	capital funds		1,902	2,024
(b)	other funds from profit		67,051	74,821
12.	Retained earnings or accumulated losses from previous periods	26	4,494,110	0
13.	Profit /(loss) for the accounting period	26	3,034,044	4,859,532
	TOTAL LIABILITIES		**508,867,926**	**449,319,287**

OFF BALANCE SHEET

CZK '000		Note	Current accounting period	Previous accounting period
1.	Potential future liabilities arising from commitments	28	4,530,427	4,037,254
	of which:			
(a)	acceptance and endorsements		0	37,972
(b)	payables resulting from guarantees		3,530,427	3,999,282
(c)	payables resulting from collateral		1,000,000	0
2.	Other irrevocable liabilities	28	26,037,973	34,677,760
3.	Receivables from spot, term and option transactions	28	576,531,227	237,425,359
4.	Liabilities from spot, term and option transactions	28	574,670,659	235,746,676

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2001

CZK '000		Note	Accounting period current	previous
1.	Interest income and similar income		25,151,917	22,764,498
·	of which: interest income from fixed income securities		6,714,165	5,437,884
2.	Interest expense and similar expense		(11,860,880)	(11,748,478)
	of which: interest expense from fixed income securities		(1,221,941)	(986,189)
A.	Net interest income		13,291,037	11,016,020
3.	Income from variable yield securities including		367,128	116,936
(a)	income from shares and other variable yield securities		30,255	6,946
(b)	income from participation interests with significant influence		0	0
(c)	income from participation interests with controlling influence		336,873	109,990
4.	Commision and fee income		6,443,505	5,034,756
5.	Commission and fee expense		(337,899)	(301,826)
6.	Net profit/(loss) from financial operations		2,060,907	2,309,871
7.	Other income	7	349,541	413,025
8.	General operating expenses including:	6	(13,945,119)	(12,353,133)
(a)	employee expenses		(5,333,333)	(4,670,696)
	(aa) wages and salaries		(3,761,545)	(3,364,996)
	(ab) social insurance		(1,252,387)	(1,009,264)
	(ac) health insurance		(319,401)	(296,436)
(b)	other operating expenses		(8,611,786)	(7,682,437)
B.			(5,061,937)	(4,780,371)
C.	Net operating income before provisions and reserves and other expenses		8,229,100	6,235,649
9.	Creation of reserves and provisions for tangible and intangible fixed assets	23	(574,191)	(252,479)
(a)	creation of reserves for tangible fixed assets		(5,930)	(27,344)
(b)	creation of provisions for tangible fixed assets		(568,261)	(225,135)
(c)	creation of provisions for intangible fixed assets		0	0
10.	Use of reserves and provisions for tangible and intangible fixed assets	23	58,132	24,989
(a)	use of reserves for tangible fixed assets		55,408	24,989
(b)	use of provisions for tangible fixed assets		2,724	0
(c)	use of provisions for intangible fixed assets		0	0
11.	Other expenses	7	(5,338,406)	(1,760,434)
12.	Creation of reserves and provisions for loans and guarantees	23	(4,460,072)	(3,955,312)
13.	Use of reserves and provisions for loans and guarantees	23	5,396,990	3,431,917
14.	Creation of reserves and provisions for participation interests and other financial investmens		(3,948,090)	(3,712,984)
15.	Use of reserves and provisions for participation interests and other financial investmens		4,089,100	3,135,847
16.	Creation of other reserves and provisions	23, 24	(1,070,047)	(3,235,079)
17.	Use of other reserves and provisions	23, 24	1,726,417	1,628,713

CZK '000		Note	Accounting period current	previous
D.			(4,120,167)	(4,694,822)
E.	Profit on ordinary activities before tax		4,108,933	1,540,827
18.	Income tax on ordinary profit	9	(1,269,897)	4,564,680
19.	Ordinary profit/(loss) for the accounting period after tax		2,839,036	6,105,507
20.	Extraordinary income	8	539,329	637,416
21.	Extraordinary expenses	8	(344,321)	(1,883,391)
22.	Income tax on extraordinary profit		0	0
23.	Extraordinary profit or (loss) after tax		195,008	(1,245,975)
24.	**Profit/(loss) for the accounting period**		**3,034,044**	**4,859,532**

NOTES TO THE FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH CZECH ACCOUNTING STANDARDS

1. INTRODUCTION

Česká spořitelna, a.s. (henceforth the "Bank"), having its registered office address at Olbrachtova 1929/62, Prague 4, 140 00, Corporate ID 45244782, was registered as a joint stock company in accordance with the Commercial Code and was formally entered into the Register of Companies held at the Commercial Court in Prague, Section B, Insert 1171.

The Bank was incorporated by the National Property Fund pursuant to a Formation Plan of 27 December 1991 under Section 15 and subsequent sections of the Joint Stock Companies Act No. 104/1990 Coll. The Bank is the legal successor of Česká státní spořitelna (Czech State Savings Bank) and offers a broad range of commercial banking services on the territory of the Czech Republic.

On 2 February 2000, the Government of the Czech Republic resolved to sell its majority 52.07 percent shareholding in the Bank to Erste Bank der Oesterreichischen Sparkassen AG (henceforth "Erste Bank"). On 1 March 2000, the representatives of the National Property Fund of the Czech Republic and Erste Bank entered into a Share Purchase Agreement. The transaction was completed on 3 August 2000 following the transfer of the shares in the Securities Centre.

2. SPECIFIC EVENTS IMPACTING THE BANK'S RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

(a) Transformation and Restructuring Process

During the year ended 31 December 2001, the Bank continued the transformation program, which was developed as part of the new ownership strategy of the Erste Bank Group. The transformation program produced the anticipated benefits set for the year 2001 and continues to fulfil key transformation targets. In an effort to increase the competitiveness of the Bank, improve the quality of its business operations and support its development, new distribution channels and banking products were put in place, key processes were re-assessed and re-designed and new information technology systems were implemented. Key changes implemented by the Bank during 2001 involved:

- Implementing new information technology systems – SAP and Symbols CT;
- Forming the Client Centre;
- Developing and test-piloting the customer care strategy;
- Implementing a new logo and corporate identity for the whole financial group;
- Centralising support activities;
- Re-engineering processes in the branch infrastructure related to teller and support functions;
- Implementing changes to management processes;
- Implementing new credit risk management processes; and
- Reducing staffing levels.

The Bank has recorded restructuring reserves for estimated costs associated with these processes (refer to Note 24).

(b) Ringfence Arrangement

On 1 March 2000, the Bank, CORFINA, a.s. (currently Leasing České spořitelny, a.s.) and Konsolidační banka Praha, s.p.ú. ("KOB"), which was transformed into Česká konsolidační agentura ("ČKA") with effect from 1 September 2001, entered into a Ringfence Arrangement.

Under the terms and conditions of the Ringfence Arrangement, ČKA guarantees the net book values of certain ring-fenced exposures and selected financial derivatives as carried in the Bank's accounting records as of 31 December 1999. Pursuant to the Ringfence Arrangement, the Bank has an option to sell and ČKA is obligated to purchase the ring-fenced exposures for a pre-determined realisation price equal to the net book values of assets, in aggregate amounts that do not exceed set annual limits. Reciprocally, subject to prior consent of the Bank, ČKA has an option to purchase the ring-fenced exposures at a pre-determined realisation price up to the same annual limits. Furthermore, the Ringfence Arrangement enables the Bank and ČKA to exercise in the year 2002 a one-time option to sell/purchase all of the ring-fenced exposures over which no options have been previously exercised.

Under the terms of the Ringfence Arrangement, the Bank continued the process of reclassifying and managing loans during 2001. The management and recovery activities of the ring-fenced portfolio assets resulted in a decrease in assets by CZK 2.8 billion for the year ended 31 December 2001 due to their repayment. As of 30 June 2001, the Bank completed the reclassification of corporate exposures that were rated Czech National Bank (henceforth "CNB") classification 1 or 2 and should have been rated CNB 3, CNB 4 or CNB 5 under the classification process undertaken as of 31 December 1999. As a result of this process, the Bank additionally included assets of CZK 7.1 billion into the ring-fenced exposures. These loans are managed by the Bank and ČKA guarantees their net book value as of 31 December 1999.

Following the exercise of the put and call option the first transfer of the ring-fenced assets from the Bank to KOB took place on 30 June 2001. The transfer involved loans in the aggregate amount of CZK 7.9 billion for consideration of CZK 4.7 billion, representing their net book value as of 31 December 1999. At the same time, CZK 1.8 billion in loans were removed from the Ringfence Arrangement, which represent amounts due from borrowers that experienced positive changes in their financial position.

The guaranteed value of assets included in the Ringfence Arrangement was CZK 10,435 million as of 31 December 2001 (CZK 11,970 million as of 31 December 2000).

As a result of the complexity of managing the projects relating to the Ringfence and in an effort to reduce ongoing management costs, management of the Bank decided to exercise the full put option with ČKA as of 30 June 2002 in respect of all the receivables included in the listing of the ring-fenced exposures effective as of that date and which the Bank does not remove from the ring-fenced exposures by 31 May 2002. Preparatory work on implementing this decision was initiated in December 2001.

3. BASIS OF PREPARATION

(a) The financial statements have been prepared on the basis of underlying accounting records maintained in accordance with the Accounting Act and applicable regulations and decrees of the Czech Republic. These financial statements have been prepared under the historical cost convention and on an accruals basis of accounting.

The financial statements are presented in accordance with Czech Finance Ministry Regulation no. 282/64 050/1997 of 9 October 1997, as amended by Czech Finance Ministry Regulation no. 282/87 740/1998 of 9 December 1998, which sets out the overall framework for the presentation of financial statements of banks, guidelines for their structure and minimum requirements for the content of the financial statements of banks.

All figures are stated in thousands of Czech Crowns, unless stated otherwise. Figures in brackets represent negative amounts.

(b) These financial statements are unconsolidated financial statements and do not include the accounts and results of those companies over which the Bank has control or significant influence.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies adopted in the preparation of the financial statements are set out below:

(a) Securities

Securities that are recorded as the Bank's assets and are not treated as participation interests with controlling or substantial influence are categorised as securities held for trading, available for sale and held to maturity.

Trading securities are financial assets acquired by the Bank for the purpose of active trading in the financial market, generating a profit from fluctuations in prices in the short term and the performance of duties arising from the Bank's position as a market maker. Trading securities are included in "State treasury bills and other bills eligible for refinancing with the CNB", "Bonds and other fixed income securities for trading" and "Shares and other variable yield securities for trading".

Available for sale securities are those financial assets that are not classified as securities held for trading or held-to-maturity investments. This portfolio comprises instruments held with a view to a gradual disposal (including ring-fenced debt securities, refer to Note 2 (b)) and instruments with floating maturity. Available for sale securities are recorded as "Other financial investments."

Investments held to maturity are financial assets with fixed maturities that the Bank has the positive intent and ability to hold to maturity. This portfolio principally comprises state securities and other debt securities with high credit rating. Investments held to maturity are included in "Other financial investments."

Provisions against securities are recorded if impairment of assets is identified. Provisions against securities denominated in foreign currencies are recognised in foreign currencies.

Provisions against trading securities are established as equal to the excess of the carrying value over the fair value calculated on a specific identification basis.

Securities available for sale are provisioned at the financial statement date or interim financial statement date on an individual basis as equal to the excess of their carrying values over fair values.

Investments held to maturity are provisioned at the financial statement date or interim financial statement date on an individual basis to reflect their impairment according to the risk profile of the issuer. Provisions are typically not recorded against state debt securities issued by OECD countries and debt securities issued by central banks of OECD countries. In addition, no provision is recognised to reflect the impairment of securities arising as a result of fluctuations in interest rates, unless the risk profile of the issuer deteriorates simultaneously.

Provisioning requirements also apply to the securities provided by the Bank under repo transactions or securities lent to other entities. Provisioning requirements do not apply to the securities received by the Bank under repo transactions or securities borrowed from other entities.

(aa) Treasury Bills and Other Eligible Bills

State treasury bills and other eligible bills and similar debt securities are carried at acquisition cost using settlement date accounting. Cost is increased over time to reflect accrued interest income. Interest income is defined as the accrued difference between nominal value and cost. Sold treasury bills are removed from the accounts at the accrued value (cost increased to reflect interest) at the settlement date.

Fair value of treasury bills is determined using the net present value method, that is, by discounting the value of the bill using a yield curve developed from the quotations of PRIBID interbank deposits as published by the Czech National Bank. Gain or loss on sale is reported in the profit and loss account.

(ab) Coupon Debt Securities, Shares and Other Variable Yield Securities

Purchased securities are stated at cost using settlement date accounting (the cost of coupon debt securities includes net acquisition cost and accrued coupon). The cost of debt securities is increased/decreased over time to reflect the accrued interest income or expense. Interest income or expense is defined as the accrued difference between the nominal value and net acquisition cost and the accrued coupon. Sold securities are removed from the accounts at the settlement date using their carrying value or accrued value.

The acquisition cost of disposed securities is determined using the weighted average method for the specific security. Gain or loss on sale is reported in the profit and loss account.

Expenses relating to the acquisition of tradable securities, such as commissions and brokerage fees, are expensed as incurred. Shares and equities that are not participation interests with controlling or substantial influence and were purchased with the intention to actively exercise the ownership right attached to them are treated as securities available for sale. Provisions against these securities are established as equal to the excess of the carrying value over the Bank's share of the entity's equity. If these entities are placed into liquidation, the provision is recognised as equal to the value of the shares or equity holding as carried in the accounting books.

The fair values of bonds and other fixed income securities are determined using published public market prices: reference prices reached on the Prague Stock Exchange (henceforth "PSE"), RM-System, prices published by the Reuters system. In circumstances where no public market price is available, the fair value is determined using the 'adjusted value of the security.' This adjusted value is derived from the present value of future cash flows, taking into consideration the credit margin of the issuer of the security. The future cash flows are discounted pursuant to a yield curve for the relevant currency, which was developed based on publicly available data (quotation of deposits, interest rate swaps).

The fair values of shares and other variable yield securities are determined using published public market prices: prices published on the PSE , RM-System or the Reuters system. The fair values of participation certificates are established using the price published by the fund manager. If no public market price or a price published by the fund manager is available, the fair value is determined using the 'adjusted value of the security.' In circumstances where the fair value is not readily determinable from publicly available sources, a zero value is attributed to the security.

(b) Repo and Reverse Repo Transactions

A repo transaction is defined as a repurchase or a reverse repurchase. A repurchase transaction involves selling securities for cash consideration with the concurrent commitment to repurchase these securities at an agreed-upon date for the consideration equal to the original cash and interest. A reverse repurchase transaction involves purchasing securities for cash consideration with the concurrent commitment to resell these securities at an agreed-upon date for the consideration equal to the transferred cash and interest.

The category of repurchase transactions includes the classic repurchase transaction, reverse repurchase transaction, the lending and borrowing of securities collateralised by the transfer of financial assets, the sale of securities with the concurrently agreed-upon repurchase and the purchase of securities with the concurrently agreed-upon resale. The classical repurchase transaction involves receiving a loan with the collateralising transfer of securities. The classic reverse repurchase transaction involves providing a loan with the collateralising transfer of securities.

Interest receivable or payable under repurchase transactions is accrued over the term of the transaction and recorded in "Interest income and similar income" or "Interest expense and similar expense" in the profit and loss account.

Securities purchased under the reverse repurchase transaction are recorded in the balance sheet line "State treasury bills and other bills eligible for refinancing with the CNB" "Bonds and other fixed income securities for trading" or "Shares and other variable yield securities for trading." Payables from securities purchased under the repurchase transaction are included in "Due to banks" or "Due to clients." Upon their sale, the difference between the carrying value of securities and the selling value is accounted for by a corresponding entry to "Due to banks/clients." Upon the repurchase of the securities, the difference between the carrying value of payables from securities and the cost of securities is accounted for by a corresponding entry to the account "Net profit/(loss) on financial operations."

Securities borrowed or received under repurchase transactions are retained in the account of trading securities.

Securities provided under repurchase transactions are recorded in the account of trading securities and valued using the method applied prior to their being provided under the repurchase transaction.

(c) Participation Interests

Participation interests with controlling and substantial influence are recorded at acquisition cost less a provision for any temporary diminution in value or write-offs for any permanent diminution in value.

A participation interest with controlling influence is an investment in a subsidiary, in which the Bank holds, directly or indirectly, more than 50 percent of the issued share capital of the company or in which the Bank can exercise more than 50 percent of the voting rights based on an agreement with another owner/shareholder, or where the Bank can appoint or dismiss a majority of the Board of Directors or Supervisory Board members.

A participation interest with substantial influence is an investment in an associate, in which the Bank holds, directly or indirectly, 20 to 50 percent of an entity's issued share capital. Substantial influence is also exercised through representation on the entity's statutory board, participation in the development of the entity's policy, significant transactions between the entity and the Bank, replacement of the entity's management by the Bank, access to significant technical information of the entity.

Provisions against participation interests with controlling and substantial influence are established at the financial statement date or interim financial statement date as equal to the excess of the carrying value over the Bank's share of the entity's equity.

The policy referred to above does not apply in circumstances where the entity is placed into liquidation or bankruptcy, where the proposal for the entity's bankruptcy was rejected on the grounds of the lack of assets or the bankruptcy was reversed as the entity's assets are not sufficient to cover the costs associated with the bankruptcy. The provision is recorded as equal to the carrying value of the participation interest with controlling or substantial influence or the carrying value of an equity holding that does not represent securities, which are not participation interests with controlling or substantial influence.

If the Bank, for the purpose of establishing provisioning requirements for participation interests with controlling or substantial influence, is not provided with the information regarding the entity's equity balance as of the last day of the month preceding the day of recognising the provision, the Bank uses the most recent audited figures, unless these are older than two years. In the event that the Bank does not have any of the information referred to above, the provisioning charge is recorded as equal to the carrying value of the participation interest with controlling or substantial influence.

(d) Receivables from Banks and Clients

Receivables from banks and clients are carried net of provisions for classified loan receivables.

Receivables are reviewed regularly for recoverability. Based on such reviews, provisions are created against specific classified receivables as considered appropriate. Reserves are created pursuant to Article XII of the Finance Ministry Regulation, which establishes the chart of accounts and the accounting principles for banks. Charges to the profit and loss account in respect of provisions and reserves created are recorded as "Creation of reserves and provisions for loans and guarantees."

The tax deductible portion of the period's charge for the creation of reserves and provisions for loan losses is calculated in accordance with the requirements of Section 5 ("Banking reserves and provisions") and Section 8 ("Bankruptcy provisions") of the Provisioning Act No. 593/1992, as amended.

The write-off of unrecoverable receivables is accounted for as "Other expenses" in the profit and loss account. Provisions or reserves are reduced by an amount equal to the amount written off with a corresponding credit to "Use of reserves and provision for loans and guarantees" in the profit and loss account. Recoveries on loans and advances previously written off are included in the profit and loss account in "Other income."

Discounted bills of exchange are carried at their nominal value with related discounts being included in the balance sheet as "Deferred income and accrued expenses." Discounts are amortised on a straight-line basis through the profit and loss account from the date of purchase to the date of maturity.

(e) Foreign Currency Translation

Transactions denominated in foreign currencies are recorded in the local currency at the CNB exchange rates prevailing on the date of the transaction. Assets and liabilities denominated in foreign currencies, together with unmatured spot foreign exchange transactions, are translated into the local currency at the spot exchange rate prevailing on the balance sheet date. Foreign exchange rate gains and losses arising from the translation of assets and liabilities denominated in foreign currencies are recognised in the profit and loss account as "Net profit/(loss) from financial operations."

(f) Tangible and Intangible Fixed Assets

Tangible and intangible fixed assets are recorded at historical cost net of accumulated depreciation and amortisation indicating the extent of wear and tear. Provisions are recorded for any impairment in value identified.

Donated tangible and intangible fixed assets are stated at replacement cost defined as the cost, for which the asset would be purchased at the point of time of the accounting entry.

Tangible fixed assets internally generated by the Bank are stated at own costs incurred to date. Intangible assets internally developed by the Bank are stated at the lower of own cost incurred or replacement costs.

Goodwill represents the difference between net assets value and fair market value of a bank or enterprise on its acquisition and is recorded as "Intangible assets" on the face of the balance sheet.

The tangible and intangible fixed assets are depreciated using the straight-line method over their estimated useful lives. The annual depreciation lives for each category of tangible and intangible fixed assets are as follows:

Intangible assets and goodwill	4 years
Furniture and fittings	4 – 6 years
Equipment and other facilities	4 – 12 years
Electric machines and equipment	6 – 12 years
Structures	20 – 30 years

Leasehold improvements are depreciated on a straight-line basis over the lease term.
Tangible assets costing less than CZK 40,000 and intangible assets costing less than CZK 60,000 are expensed to the profit and loss account in the year of acquisition.

(g) Income Tax

Non-tax deductible expenses are added to, and non-taxable income is deducted from the profit for the year to arrive at the taxable income to which the current tax rate is applied. Current income tax is calculated at the end of the current reporting period in accordance with Income Taxes Act No. 586/1992 Coll., as amended. The income tax rate effective for the year ended 31 December 2001 is 31 percent (2000: 31 percent).
Deferred taxation is calculated from differences between the tax base and the accounting base before taxation, attributable to differences in depreciation charges on tangible and intangible assets in terms of the Income Taxes Act and the depreciation of these assets according to the depreciation plan of the Bank and all other temporary differences (such as creation of non-tax deductible reserves and provisions). The amount of deferred tax is calculated as equal to the difference between the tax depreciation and depreciation for financial reporting purposes multiplied by the income tax rate effective for the next accounting and taxable period (2002: 31 percent). As such, temporary differences are established from the differences on the balance sheet, not only from the cost and revenue change in the balance.
A deferred tax asset is recognised only to the extent that it is probable that taxable profit will be available to realise the deferred tax benefits.

(h) Off Balance Sheet Instruments

Financial Derivative Instruments

Hedging Derivatives

The Bank does not apply hedge accounting to any derivative instrument.

Other Derivatives

Derivatives are stated in the off balance sheet records at the value of the underlying instrument and revalued to reflect fluctuations in the spot foreign exchange rates, interest rates or prices of underlying instruments. These derivatives are carried at fair value on the balance sheet. Gains or losses arising from the changes in fair values of derivative instruments are recognised as income or expense when the derivatives are revalued, that is, typically on a daily basis.
The fair values of financial derivative instruments are determined using standard models implemented within the systems Reuters Kondor+ and Symbols. Parameters that are of key importance to the determination of fair values include quotation of deposits, interest rate swaps, foreign exchange rates, volatility of foreign exchange rates and interest rates and other values readily accessible in the Reuters system, as appropriate.

Options

Options are stated in the off balance sheet at the value of the underlying instrument and are revalued to reflect fluctuations in spot rates. Options are carried at fair values on the balance sheet. Changes in fair values and time value of exercised options are recorded to income/expense.

(i) Prior Period Items

Prior period items that do not relate to the current year are recorded as extraordinary income or costs in the current year's profit and loss account.

5. CHANGES IN ACCOUNTING POLICIES

There have been no changes to the valuation policies applicable to assets, liabilities and off balance sheet instruments for the year ended 31 December 2001, except as noted below:

Securities

Pursuant to the amended chart of accounts and accounting procedures for banks that took effect as of 1 January 2001, internal accounting policies prevailing within the Erste Bank Group and based on the newly defined security investment strategy (also effective as of 1 January 2001), the Bank formed a new portfolio for securities called "available for sale" and reclassified its securities as of 1 January 2001. As a result of this change, selected securities were transferred from the banking book into the newly formed portfolios.

	Held for trading		Available for sale		Held to maturity	
	Cost	Market value	Cost	Market value	Cost	Market value
	CZK '000	CZK '000	CZK '000	CZK '000	CZK '000	CZK '000
State treasury bills	(37,304,078)	(37,321,561)			37,304,078	37,321,561
Debt securities and other fixed income securities						
Financial institutions:						
Tradable			231,365	222,235	(231,365)	(222,235)
Non-tradable			2,176,832	2,161,881	(2,176,832)	(2,161,881)
Non-financial institutions:						
Tradable			334,921	331,761	(334,921)	(331,761)
Non-tradable	(204,699)	(213,174)	4,541,809	4,257,257	(4,337,110)	(4,044,083)
Total debt securities	(204,699)	(213,174)	7,284,927	6,973,134	(7,080,228)	(6,759,960)
Shares and participation certificates						
Non-financial institutions:						
Tradable			5,811	4,796	(5,811)	(4,796)
Non-tradable	(7,298,783)	(8,525,146)	7,298,783	8,525,146		
Total shares	**(7,298,783)**	**(8,525,146)**	**7,304,594**	**8,529,942**	**(5,811)**	**(4,796)**

Financial Derivative Instruments

The updated accounting regulations set out a strict definition of a credit derivative. A derivative with credit instruments ('credit instrument') is composed of two or more instruments that are either interest rate or interest rate and equity (or foreign currency) and the interest rate instruments or the interest rate and equity instrument relate to different entities.

In addition, refinements have been made to the criteria for classifying derivatives as either hedging or other. The split between hedging and other results in a different treatment for gains and losses arising from the revaluation of derivatives to fair value.

The amended accounting regulations newly defined the term 'embedded' derivative.

Provisions

Under the updated accounting principles effective for the year ended 31 December 2001, the Bank has changed its provisioning policy applicable to held-to-maturity investments which are provisioned on an individual basis according to the risk profile of the issuer.

Pursuant to amendment No. 492/2000 Coll. to Provisioning Act No. 593/1992 Coll., the Bank revised its policy of providing for loan receivables from debtors placed into bankruptcy and settlement proceedings. These receivables are viewed similarly as loss receivables for provisioning purposes.

Taxation

Czech Finance Ministry Regulation No. 282/65 327/2000, which took effect as of 1 January 2001, has provided guidance on accounting for penalty interest and contractual fines ('penalty interest'). The implication of this change is that the Bank, acting in the capacity as a creditor, should credit penalty interest to income, irrespective of whether it has been collected from the debtor. However, the amended regulation also allowed the creditor to depart from the accounting treatment. The Bank made full use of these departures. The Bank continues to account for penalty interest on the contractual arrangements that were established prior to 31 December 2000, only after it is collected. With regard to the contractual arrangements that arose subsequent to 1 January 2001, the Bank utilised the possibility of not applying the accruals principle for distressed receivables and thus penalty interest is credited to income only after collected. In view of the applicable wording of the Income Taxes Act, the tax base was not impacted.

Pursuant to the amended Income Taxes Act No. 492/2000 Coll. the level of tax allowances for disabled employees was changed from CZK 9,000 to 18,000 and for seriously handicapped employees from CZK 32,000 to 60,000.

The limit of deductibility of selected gifts increased from 2 percent to 5 percent of the income tax base net of deductible items.

The amended Income Taxes Act referred to above no longer defines intangible assets. These assets are depreciated according to accounting regulations and accounting depreciation charges are the same as depreciation charges for tax purposes.

Another change set out in the amended Income Taxes Act involves the elimination of interest on received cross-border loans and borrowings from tax-deductible costs pending its payment. Amendment No. 492/2000 Coll. to Provisioning Act No. 593/1992 Coll. revoked the possibility of charging provisions for loan receivables from debtors in bankruptcy and settlement proceedings.

These changes increased the income tax base by CZK 1,254 million, of which the largest balance of CZK 1,225 million represents the impact of the reversal of provisioning for loan receivables from debtors in bankruptcy and settlement proceedings.

6. GENERAL OPERATING EXPENSES

Analysis of general operating expenses

CZK '000	2001	2000
Employee expenses	5,333,333	4,670,696
Wages and salaries	3,761,545	3,364,996
Social security and health insurance charges	1,571,788	1,305,700
Other general operating expenses	8,611,786	7,682,437
Other remuneration	203,940	45,667
Taxes and fees	50,491	61,893
Purchased consumables and services	6,125,589	5,055,510
Depreciation of tangible fixed assets	1,492,461	1,895,602
Amortisation of intangible fixed assets	739,305	623,765
Total general operating expenses	**13,945,119**	**12,353,133**

The average number of the Bank's staff is as follows:

	2001	2000
Employees	12,992	14,510
Members of the Supervisory Board	12	12
Members of the Board of Directors	6	6
Other management members	–	–

Remuneration paid to the members of the Board of Directors and Supervisory Board was CZK 34,664 thousand (2000: CZK 66,648 thousand), of which CZK 23,372 thousand (2000: CZK 54,951 thousand) related to the Board of Directors and CZK 11,292 thousand (2000: CZK 11,697 thousand) to the Supervisory Board.

7. OTHER INCOME AND EXPENSES

CZK '000	2001	2000
Income from written off and transferred receivables from banks	2	–
Income from written off and transferred receivables from clients	17,779	24,174
Income from the transfer of other assets	87,777	132,784
Other	243,983	256,067
Total other income	**349,541**	**413,025**
Written off and transferred receivables from banks	3	–
Written off and transferred receivables from clients	4,456,212	727,945
Costs of the transfer of participation interests	610	–
Costs of the transfer of other assets	94,743	149,559
Contribution to the Deposit Insurance Fund	658,739	869,684
Other	128,099	13,246
Total other expenses	**5,338,406**	**1,760,434**

8. EXTRAORDINARY INCOME AND EXPENSES

CZK '000	2001	2000
Corrections to prior years' income	67,071	190,506
Compensation for damage, fines and penalties	8,030	17,167
Income from changes in accounting policies	370,362	384,588
Other income	93,866	45,155
Total extraordinary income	**539,329**	**637,416**
Corrections to prior years' expenses	239,196	53,766
Damage, fines and penalties	57,379	24,045
Costs of changes in accounting policies	24,532	1,801,985
Other expenses	23,214	3,595
Total extraordinary expenses	**344,321**	**1,883,391**

As of 1 January 2001, as a result of changes in securities portfolios and provisioning against investments held to maturity (refer to Note 5), the Bank released prior years' provisions of CZK 370 million into extraordinary income. In addition, the Bank recognised extraordinary expenses of CZK 25 million in connection with the change in the treatment for foreign currency forward transactions.

9. TAXATION

Income Tax from Ordinary Activities

The table below sets out adjustments to the profit/(loss) on ordinary activities before tax to arrive at the income tax base:

CZK million	2001	2000
Profit/(loss) on ordinary activities before tax	4,109	1,541
Extraordinary income	539	637
Extraordinary expenses	(344)	(1,883)
Profit/(loss) before tax	**4,304**	**295**
Expenses not deductible for tax purposes	10,282	10,356
Income not taxable	(10,303)	(12,054)
Timing difference between accounting and tax depreciation	481	438
Use of tax loss carried forward	(4,645)	–
Other deductions	(100)	–
Income tax base	**19**	**(965)**
Tax liability (31%)	(6)	–
Tax reliefs	6	–
Income tax under additional tax returns	–	(25)
Income tax liability	**–**	**(25)**

As of 31 December 2001, the Bank's tax losses recoverable in future periods amounted to CZK 6,138 million. These tax losses represent a deferred tax asset of CZK 1,903 million using the income tax rate of 31 percent. Tax losses carried forward can be utilised up to the following limits in the following periods:

Tax loss incurred in the period	Tax loss (CZK million)	Latest period for utilisation of tax losses carried forward
1996	3,390	2003
1999	1,783	2006
2000	965	2007
Total	**6,138**	

Deferred Taxation

The movement on the deferred income tax account is as follows:

CZK million	2001	2000
At the beginning of year	4,590	–
Profit and loss account (charge)/credit	(1,270)	4,590
At the end of year	**3,320**	**4,590**

Deferred income tax assets and liabilities are attributable to the following items:

CZK million	2001	2000
Deferred tax assets		
Tax losses carried forward	6,138	10,805
Non-tax deductible reserves and provisions	5,846	6,638
Other deferred tax assets	1,620	1,668
Deferred tax liabilities		
Intangible and tangible assets	(729)	(985)
Total temporary differences	**12,875**	**18,126**
Write-off of non-tax deductible provisions and reserves	(2,165)	(3,319)
Total	**10,710**	**14,807**
Tax rate	31%	31%
Deferred tax assets	**3,320**	**4,590**

The deferred tax credit in the profit and loss account comprises the following temporary differences:

CZK million	2001	2000
Tax losses carried forward	(1,447)	3,350
Provisions and reserves	98	1,029
Other temporary differences	79	211
Total	**(1,270)**	**4,590**

The management of the Bank considers that it is probable that the Bank will realise its deferred tax assets based on the current and expected future levels of taxable profits, the only exception being the amount of CZK 1,311 million which represents a part of non-tax deductible reserves and provisions as of 31 December 2001 connected with restructuring reserves and receivables from clients and is equivalent to the deferred tax of CZK 406 million.

10. STATE TREASURY BILLS AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH THE CNB

(a) Analysis of state treasury bills and other bills held for trading

CZK '000	2001	2000
State treasury bills	23,882,289	38,330,967
Other bills	40,740,000	47,484,357
Total	**64,622,289**	**85,815,324**

The balance of state treasury bills and other bills includes bills of CZK 53,190,986 thousand (2000: CZK 55,042,134 thousand) held under resale commitments. As of 31 December 2001, none of these bills (2000: CZK 7,557,778) were sold under short sales arrangements.

State treasury bills that were transferred as collateral for loans taken under repurchase transactions amounted to CZK 2,644,638 thousand as of 31 December 2001 (2000: CZK nil).

(b) Analysis of state treasury bills and other bills available for sale

CZK '000	2001	2000
State treasury bills	1,232,356	–
Other bills	–	–
Total	**1,232,356**	–

(c) Analysis of state treasury bills and other bills held to maturity

CZK '000	2001	2000
State treasury bills	32,873,190	–
Other bills	–	–
Total	**32,873,190**	–

In connection with the change in accounting policies (refer to Note 5), the Bank formed portfolia of securities available for sale and held to maturity. As a result of this change, selected securities were transferred from the banking book into the newly formed portfolia.

(d) Total state treasury bills and other bills

CZK '000	2001	2000
State treasury bills and other bills held for trading	64,622,289	85,815,324
State treasury bills and other bills available for sale	1,232,356	–
State treasury bills and other bills held to maturity	32,873,190	–
Total	**98,727,835**	**85,815,324**

11. RECEIVABLES FROM BANKS

(a) Net receivables from banks

CZK '000	2001	2000
Receivables from banks	51,332,865	36,201,316
Loans to banks	54,729,976	102,435,471
less: provisions against classified loans	–	(6,050)
Net loans to banks	54,729,976	102,429,421
Receivables from banks	106,062,841	138,636,787
Total net receivables from banks	**106,062,841**	**138,630,737**

The balance as of 31 December 2000 included the aggregate amount of CZK 40,494,166 thousand due from Konsolidační banka Praha, s.p.ú. As of 1 September 2001, Konsolidační banka Praha, s.p.ú. was transformed into Česká konsolidační agentura pursuant to Act 239/2001 Coll. Given that Česká konsolidační agentura is not a bank, the amounts due from this entity were reclassified to receivables from clients.

(b) Analysis of receivables from banks by remaining maturity

CZK '000	2001	2000
Repayable on demand	2,310,865	506,106
Up to 3 months	85,303,899	74,259,331
Less than 1 year	13,896,087	30,282,319
From 1 year to 2 years	851,990	600,000
From 2 years to 4 years	3,700,000	13,287,296
From 4 years to 5 years	–	3,700,000
Greater than 5 years	–	16,001,735
Total	**106,062,841**	**138,636,787**

The proportion of receivables due within one year is 95.71 percent (2000: 75.77 percent)

(c) Analysis of receivables from banks by type of collateral

CZK '000	2001	2000
State guarantees and guarantees issued by the CNB	779,490	–
Securities under reverse repo transactions	50,577,986	55,040,000
	51,357,476	**55,040,000**
Non-collateralised	54,705,365	83,596,787
Total	**106,062,841**	**138,636,787**

As of 31 December 2001, the collateral held by the Bank for loans advanced to banks totalled CZK 51,357,476 thousand (2000: CZK 55,040,000 thousand). As of 31 December 2001, the collateral for loans advanced to banks included securities underlying reverse repo transactions amounting to CZK 50,577,986 thousand (2000: CZK 55,040,000 thousand).

No loans were granted to subsidiary undertakings. Balances due from Erste bank amounted to CZK 7,554,734 thousand (CZK: 3,477,925 thousand).

(d) Receivables from banks written off and recoveries of receivables from banks written off

CZK '000	2001	2000
Write-offs	3	–
Recoveries	2	–

12. RECEIVABLES FROM CLIENTS

(a) Receivables from clients

CZK '000	2001	2000
Corporate loans in CZK	127,154,319	74,384,642
Retail and retail private loans in CZK	31,665,430	31,649,490
Corporate and retail loans in foreign currencies	16,247,198	18,828,564
Total loans to clients	175,066,947	124,862,696
less: provisions against classified loans	(14,715,172)	(17,716,022)
Total receivables from clients	**160,351,775**	**107,146,674**
Of which: repayable on demand	3,193	4,629

For the year ended 31 December 2001, receivables from clients included receivables from banks, which have had their banking licences revoked. This amount totalled CZK 1,609,790 thousand (2000: CZK 1,641,994 thousand).
For the year ended 31 December 2001, receivables from clients comprised amounts due from Česká konsolidační agentura, which was formed as of 1 September 2001 pursuant to Act 239/2001 Coll. through the transformation of Konsolidační banka Praha, s.p.ú., totalling CZK 36,781,833 thousand.

Loans granted to subsidiary and associated undertakings were as follows:

CZK '000	2001	2000
Leasing České spořitelny, a.s.	1,441,914	587,456
Sindat Consulting České spořitelny, a.s.	12,769	13,178
Factoring České spořitelny, a.s.	241,538	810,758
IC, s.r.o.	252,292	–
Hotelová společnost, s.r.o.	96,198	112,292
Total	**2,044,711**	**1,523,684**

(b) Receivables from clients by classification

	2001				2000			
	Total	Collateral	Adjusted value	Provisions and reserves	Total	Collateral	Adjusted value	Provisions and reserves
Standard	140,526,485	89,597,507	50,928,978	6,020,532	76,691,531	33,299,953	43,391,578	2,807,494
Watch	8,705,092	5,386,843	3,318,249	193,106	16,387,023	10,642,288	5,744,735	735,980
Substandard	7,745,418	6,444,137	1,301,281	793,360	8,490,071	7,442,126	1,047,945	777,998
Doubtful	3,750,532	3,138,630	611,902	592,929	2,724,485	2,212,667	511,818	490,005
Loss	14,339,420	4,048,032	10,291,388	13,135,777	20,569,586	5,827,040	14,742,546	17,622,576
Total	**175,066,947**	**108,615,149**	**66,451,798**	**20,735,704**	**124,862,696**	**59,424,074**	**65,438,622**	**22,434,053**

Collateral values are stated net of discount that indicates the recovery rate of the relevant type of collateral. Provisioning levels against loss loans include additional provisions pursuant to CNB Regulation No. 193/1998 Coll.

The table below details the breakdown of loans and advances to clients by specific risks identified within the credit portfolio of the Bank. The Bank has divided the credit portfolio into two parts corresponding to the credit risk characteristics of the underlying loans and receivables. The table below presents loans and receivables that are being managed under a special regime and the remaining loan portfolio.

CZK million	Gross exposure	Collateral	Net exposure	Provisions and reserves
Special loans and receivables				
Ringfence loans	11,627	8,829	2,798	2,798
Fully provisioned receivables	8,600	1,213	7,387	8,600
Subtotal	20,227	10,042	10,185	11,398
Remaining receivables by CNB classification				
Standard	140,527	89,598	50,929	–
Watch	8,705	5,387	3,318	193
Substandard	2,149	1,189	960	453
Doubtful	1,242	742	500	481
Loss	2,217	1,657	560	2,190
Subtotal	154,840	98,573	56,267	3,317
Reserves for credit risk				6,021*
Total	**175,067**	**108,615**	**66,452**	**20,736**

*) Except for reserves for guarantees

Ringfence loans only include loans and receivables that are included in the ring fencing concluded between the Bank and ČKA. These ringfence loans have a guaranteed value of CZK 8,829 million as of 31 December 2001. Fully provisioned receivables include receivables against which the Bank has created 100 percent provisions without taking into account the possibility of recovering collateral. The collateral values underlying the remaining portion of the portfolio are determined pursuant to internal collateral evaluation rules.

The uncertainties resulting from specific credit risks are covered by reserves established pursuant to Article XII of the Finance Ministry Regulation which establishes the chart of accounts and the accounting principles for banks.

(c) Analysis of receivables from clients by sector and remaining maturity as of 31 December 2001

CZK '000	Up to 3 months	Less than 1 year	From 1 to 2 years	From 2 to 4 years	From 4 to 5 years	Greater than 5 years	Total
Non-financial institutions	14,639,177	12,609,443	3,213,987	11,879,040	6,479,543	16,879,734	65,700,924
Financial institutions	2,527,943	3,374,165	2,190,847	5,023,953	691,280	127,119	13,935,307
Insurance companies	–	–	–	–	–	–	–
Government sector	12,073,975	1,563,890	468,359	2,006,267	16,181,191	23,241,076	55,534,758
Not-for-profit organisations	5,880	2,192	13,839	9,245	2,079	415,661	448,896
Self employed	1,145,714	91,481	39,456	208,893	92,567	427,118	2,005,229
Resident individuals	4,485,920	462,442	1,875,341	9,613,234	1,665,881	19,052,776	37,155,594
Unallocated	156,064	109,188	–	–	2,328	18,659	286,239
Total	**35,034,673**	**18,212,801**	**7,801,829**	**28,740,632**	**25,114,869**	**60,162,143**	**175,066,947**

(c) Analysis of receivables from clients by sector and remaining maturity as of 31 December 2000

CZK '000	Up to 3 months	Less than 1 year	From 1 to 2 years	From 2 to 4 years	From 4 to 5 years	Greater than 5 years	Total
Non-financial institutions	11,638,939	12,393,002	5,843,874	7,740,210	4,203,740	12,596,844	54,416,609
Financial institutions	4,020,980	1,706,573	2,158,771	1,101,697	54,259	5,032,070	14,074,350
Insurance companies	68,297	1,340	–	–	–	–	69,637
Government sector	363,310	980,295	992,744	1,498,862	506,552	972,289	5,314,052
Non-profit organisations	1,289,754	550,688	10,385	247,276	3,736	583,165	2,685,004
Self employed	1,463,588	991,937	666,182	778,943	246,183	6,565,508	10,712,341
Resident individuals	3,922,418	526,010	1,410,063	7,276,965	1,034,178	17,688,726	31,858,360
Non-resident individuals	470,999	1,559	223,226	202,296	449,078	106,305	1,453,463
Unallocated	155,817	478,771	426,981	1,484,962	122,390	1,609,959	4,278,880
Total	**23,394,102**	**17,630,175**	**11,732,226**	**20,331,211**	**6,620,116**	**45,154,866**	**124,862,696**

As of 31 December 2001, the proportion of receivables with remaining maturity less than one year to total receivables from clients was 30.41 percent (2000: 32.86 percent).

(d) Analysis of receivables from clients by sector and type of collateral as of 31 December 2001

CZK million	Guarantees	Bills of exchange	Pledged real estate	Pledged movables	Cash collateral	Bonds and shares	Ceded receivables	Other collateral	Non-collateralised	Total
Non-financial institutions	12,894	1,754	16,201	358	547	475	5,846	1,780	25,846	65,701
Financial institutions	1,823	271	100	33	488	3	2,661	1	8,555	13,935
Insurance companies	–	–	–	–	–	–	–	–	–	–
Government sector	37,248	127	1,684	1	3	5	166	137	16,164	55,535
Non-profit organisations	20	–	398	–	–	–	1	–	30	449
Self employed	212	2	797	8	20	–	11	1	954	2,005
Resident individuals	6,043	9	16,337	–	87	–	3	5	14,672	37,156
Non-resident individuals	3	–	52	–	–	–	–	–	231	286
Total	**58,243**	**2,163**	**35,569**	**400**	**1,145**	**483**	**8,688**	**1,924**	**66,452**	**175,067**

(d) Analysis of receivables from clients by sector and type of collateral as of 31 December 2000

CZK million	Banking guarantees	Bills of exchange	Pledged real estate	Pledged movables	Third party guarantees	Cash collateral	Bonds and shares	Ceded receivables	Non-collateralised	Total
Non-financial institutions	9,549	3,881	16,267	237	4,715	804	1,596	3,280	14,087	54,416
Financial institutions	602	88	3,495	9	3,088	481	–	1,644	4,668	14,075
Insurance companies	–	–	2	–	–	–	–	–	68	70
Government sector	12	14	1,742	–	3,463	4	–	–	79	5,314
Non-profit organisations	17	8	158	–	50	3	7	1	2,441	2,685
Self employed	1,034	267	4,805	223	519	76	1	83	3,705	10,713
Resident individuals	1	5	7,914	1	5,520	15	–	6	18,396	31,858
Non-resident individuals	107	–	4	–	588	–	–	–	754	1,453
Unallocated	–	–	16	–	5	–	–	–	4,258	4,279
Total	**11,322**	**4,263**	**34,403**	**470**	**17,948**	**1,383**	**1,604**	**5,014**	**48,456**	**124,863**

(e) Receivables from clients written off and transferred and recoveries

CZK '000	2001	2000
Non-financial institutions	2,918,992	541,607
Financial institutions	33,916	27,294
Government sector	3,555	–
Self employed	1,268,191	150,635
Resident individuals	37,739	8,236
Non-resident individuals	71,201	173
Unallocated	122,618	–
Total write-offs	**4,456,212**	**727,945**
Total recoveries	**17,779**	**24,165**

(f) Syndicated loans

Of the total balance of CZK 88,691,616 thousand of provided syndicated loans as of 31 December 2001 (2000: CZK 17,489,445 thousand), where the Bank was a consortium member, CZK 12,753,403 thousand was advanced by the Bank (2000: 7,190,112 thousand). All consortium members share the interest receivable from the syndicated loan and the attached risks in a ratio corresponding to the volume of the funds invested.

13. BONDS AND OTHER FIXED INCOME SECURITIES

The following tables provide an analysis of securities by issuer.

(a) Analysis of bonds and other fixed income securities held for trading

CZK '000	2001 Cost	2001 Market value	2000 Cost	2000 Market value
Issued by financial institutions				
Listed on the PSE – main market	229,392	229,624	153,536	152,996
Open market and auxiliary market of the PSE	508,586	508,273	147,273	147,125
Not listed on the PSE	35,774	36,858	30,121	30,099
	773,752	774,755	330,930	330,220
Issued by non-financial institutions				
Listed on the PSE – main market	336,232	335,314	273,745	273,772
Open market and auxiliary market of the PSE	615,215	611,995	43,711	43,764
Not listed on the PSE	–	–	284,620	291,762
	951,447	947,309	602,076	609,298
Issued by government sector				
Listed on the PSE – main market	7,562,630	7,571,843	409,796	410,118
Total	9,287,829	9,293,907	1,342,802	1,349,636
less: provisions for securities	(5,586)		(2,776)	
Net book value of securities	9,282,243	9,293,907	1,340,026	1,349,636
Coupons of securities	139,164	139,164	61,109	61,109
less: provisions for coupons of securities	–		–	
Net book value of coupons	139,164	139,164	61,109	61,109
Total net value	**9,421,407**	**9,433,071**	**1,401,135**	**1,410,745**

For the year ended 31 December 2001, the net book value of bonds held for trading included bonds subject to resale commitments at a cost of CZK 5,731,406 thousand and at a market value of CZK 5,731,406 thousand (2000: cost of CZK 637,760 thousand and market value of CZK 637,760 thousand).

The Bank transferred bonds of CZK 247,281 thousand as collateral for loans taken under repo transactions as of 31 December 2001 (2000: CZK 327,772 thousand).

The proportion of bonds with remaining maturity less than one year to the total value of these assets is 12.19 percent as of 31 December 2001 (2000: 48.99 percent).

The portfolio of bonds held by the Bank for trading as of 31 December 2001 comprised bonds issued by a foreign issuer at a cost of CZK 58,766 thousand (2000: CZK 85,637 thousand).

(b) Analysis of bonds and other fixed income securities available for sale

CZK '000	2001 Cost	2001 Market value	2000 Cost	2000 Market value
Issued by financial institutions				
Not listed on the PSE	1,053,181	971,747	–	–
Issued by non-financial institutions				
Listed on the PSE – main market	2,283,164	2,264,136	–	–
Not listed on the PSE	5,675,408	5,989,544	–	–
	7,958,572	8,253,680	–	–
Issued by government sector				
Not listed on the PSE	63,960	74,993	–	–
Total	9,075,713	9,300,420	–	–
less: provisions for securities	(426,346)		–	–
Net book value of securities	8,649,367	9,300,420	–	–
Coupons	240,025	210,370	–	–
less: provisions for coupons	(29,655)		–	
Net book value of coupons	210,370	210,370	–	–
Total net value	**8,859,737**	**9,510,790**	**–**	**–**

In connection with the change in accounting policies (refer to Note 5), the Bank formed portfolia of securities available for sale and held to maturity. As a result of this change, selected securities were transferred from the banking book into the newly formed portfolia.

The proportion of bonds with remaining maturity less than one year to the total value of these assets is 0.82 percent as of 31 December 2001.

The portfolio of the Bank's bonds available for sale as of 31 December 2001 comprised bonds issued by a foreign issuer at a cost of CZK 5,772,538 thousand. Of this balance, the credit exposure of the Bank to Zone B countries amounted to CZK 74,195 thousand (2000: CZK 78,977 thousand in the banking book). This exposure principally relates to Russia (the Municipality of Moscow). These securities were fully provisioned.

(c) Analysis of bonds and other fixed income securities held to maturity

CZK '000	2001 Cost	2001 Market value	2000 Cost	2000 Market value
Issued by financial institutions				
Listed on the PSE – main market	1,469,486	1,469,483	2,242,255	2,240,294
Open market and auxiliary market of the PSE	3,513,402	3,513,401	6,300,192	6,217,091
Not listed on the PSE	12,249,721	12,249,721	10,276,333	10,093,006
	17,232,609	17,232,605	18,818,780	18,550,391
Issued by non-financial institutions				
Listed on the PSE – main market	2,371,680	2,371,680	2,379,670	2,478,710
Open market and auxiliary market of the PSE	5,531,835	5,531,835	3,578,504	3,672,413
Not listed on the PSE	4,374,965	4,374,965	10,060,408	9,779,020
	12,278,480	12,278,480	16,018,582	15,930,143
Issued by government sector				
Listed on the PSE – main market	28,416,096	28,517,549	17,351,606	17,373,365
Not listed on the PSE	13,072	13,072	–	–
	28,429,168	28,530,621	17,351,606	17,373,365
Total	57,940,257	58,041,706	52,188,968	51,853,899
less: provisions for securities	–		(833,759)	
Net book value of securities	57,940,257	58,041,706	51,355,209	51,853,899
Coupons	2,476,875	2,476,875	2,039,655	2,016,461
less: provisions for coupons	–		(23,194)	
Net book value of coupons	2,476,875	2,476,875	2,016,461	2,016,461
Total net value	**60,417,132**	**60,518,581**	**53,371,670**	**53,870,360**

During the year ended 31 December 2000, the bonds reported above were included in the banking book. In connection with the change in accounting policies (refer to Note 5), the Bank formed portfolia of securities available for sale and held to maturity. As a result of this change, selected securities were transferred from the banking book into the newly formed portfolia.

The Bank transferred bonds of CZK 7,734,345 thousand as collateral for loans taken under repo transactions as of 31 December 2001 (2000: CZK nil).

The proportion of bonds with remaining maturity less than one year to the total value of these assets is 5.71 percent as of 31 December 2001.

The portfolio of the Bank's bonds held to maturity as of 31 December 2001 comprised bonds issued by a foreign issuer at a cost of CZK 17,674,605 thousand (2000: CZK 17,424,841 thousand). The securities held to maturity are largely comprised of eurobonds denominated in CZK and foreign currencies and bonds issued by the parent company Erste Bank at a cost of CZK 4,976,598 thousand and at a market value of CZK 4,976,598 thousand (2000: cost of CZK 4,970,377 thousand and market value of CZK 4,862,697 thousand).

(d) Total bonds and other fixed income securities

CZK '000	2001 Cost	2001 Market value	2000 Cost	2000 Market value
Bonds and other fixed income securities held for trading	9,421,407	9,433,071	1,401,135	1,410,745
Bonds and other fixed income securities available for sale	8,859,737	9,510,790	–	–
Bonds and other fixed income securities held to maturity	60,417,132	60,518,581	53,371,670	53,870,360
Total net value	**78,698,276**	**79,462,442**	**54,772,805**	**55,281,105**

14. SHARES AND SHARE CERTIFICATES

(a) Analysis of shares and share certificates held for trading

CZK '000	2001 Cost	2001 Market value	2000 Cost	2000 Market value
Issued by financial institutions				
Listed on the PSE – main market	24,843	26,003	10,926	11,208
Issued by non-financial institutions				
Listed on the PSE – main market	51,885	54,360	49,585	52,923
Open market and auxiliary market of the PSE	8,983	8,034	32,472	32,011
Not listed on the PSE	905	–	7,439,320	8,546,310
	61,773	62,394	7,521,377	8,631,244
Total	86,616	88,397	7,532,303	8,642,452
less: provisions for securities	(1,854)		(120,588)	
Total net value	**84,762**	**88,397**	**7,411,715**	**8,642,452**
Treasury shares	**5,197**	**5,315**	**–**	**–**
Total shares held for trading	**89,959**	**93,712**	**7,411,715**	**8,642,452**

For the years ended 31 December 2001 and 2000, the net book value of shares and share certificates held for trading did not include shares that are subject to resale commitment.

The Bank transferred shares of CZK 2,247 thousand as collateral for loans taken under repo transactions as of 31 December 2001 (2000: CZK nil).

As of 31 December 2000, the above mentioned balances included total shares and participation certificates of Český, Výnosový and Všeobecný OPF at a cost of CZK 7,298,783 thousand and a market value of CZK 8,525,146 thousand which were re-allocated to the available for sale category in 2001.

(b) Analysis of shares and share certificates available for sale

CZK '000	2001 Cost	2000 Market value	Cost	Market value
Issued by financial institutions				
Not listed on the PSE	65,000	326,783	–	–
Issued by non-financial institutions				
Not listed on the PSE	710,545	755,401	–	–
Total	775,545	1,082,184	–	–
less: provisions for securities	(73,914)	–	–	–
Total net value	**701,631**	**1,082,184**	**–**	**–**

In connection with the change in accounting policies (refer to Note 5), the Bank formed portfolia of securities available for sale and held to maturity. As a result of this change, selected securities were transferred from the banking book into the newly formed portfolia.

As of 1 January 2001, the participation certificates of Český, Výnosový and Všeobecný OPF at an aggregate cost of CZK 7,298,783 thousand and a market value of CZK 8,525,146 thousand were re-allocated to the available-for-sale portfolio. During the year ended 31 December 2001, a substantial portion of the portfolio of these participation certificates was sold pursuant to the Bank's security investment strategy. This transaction generated a gain of CZK 1,223,949 thousand.

As of 31 December 2001, the volume of shares and share certificates issued by subsidiary and associate undertakings was CZK 391,335 thousand at cost (2000: CZK 7,298,783 thousand) and CZK 498,357 thousand at market value (2000: CZK 8,525,146 thousand).

(c) Analysis of shares and share certificates included in the banking book (solely 2000)

		2001		2000
CZK '000	**Cost**	**Market value**	**Cost**	**Market value**
Issued by financial institutions				
Not listed on the PSE	–	–	162,911	90,300
Issued by non-financial institutions				
Open market and auxiliary market of the PSE	–	–	14,138	11,338
Not listed on the PSE	–	–	41,108	37,414
	–	–	55,246	48,752
Total	–	–	218,157	139,052
less: provisions for securities	–		(79,105)	
Total net value	**–**	**–**	**139,052**	**139,052**

In connection with the change in accounting policies (refer to Note 5), the Bank formed portfolia of securities available for sale and held to maturity. As a result of this change, selected securities were transferred from the banking book into the newly formed portfolia.

(d) Total shares and share certificates

		2001		2000
CZK '000	**Cost**	**Market value**	**Cost**	**Market value**
Shares and share certificates held for trading	89,959	93,712	7,411,715	8,642,452
Shares and share certificates available for sale	701,631	1,082,184	–	–
Shares and share certificates in the banking portfolio	–	–	139,052	139,052
Total net value	**791,590**	**1,175,896**	**7,550,767**	**8,781,504**

15. PARTICIPATION INTERESTS WITH SUBSTANTIAL AND CONTROLLING INFLUENCE

Participation interests with substantial influence

Name	Registered address	CZK '000 2001	CZK '000 2000	% capital held 2001	% capital held 2000
ČS-Factoring, a.s.	Prague 8, Pobřežní 46	–	3,000	–	10 %
Hotelová společnost, s.r.o.	Prague 4, Marie Cibulkové 34	21	21	10%	10 %
IC, s.r.o.	Prague 10, Pod strání 8/1262	20	20	10%	10 %
Czech Banking	Prague 8, Sokolovská 79	300	–	2.5%	–
Credit Bureau, a.s.		341	3,041		
less: provisions for participation interests		(22)	(41)		
Participation interests with substantial influence and other participation interests, net		**319**	**3,000**		

Substantial influence over these companies does not result from the Bank's equity interest in these companies. The Bank's substantial influence is attributable to the Statutes of the companies and Articles of Association entered into with other shareholders.

Participation interests with controlling influence

Name	Registered office	CZK '000 2001	CZK '000 2000	% capital held 2001	% capital held 2000	Profit/(loss) 2000	Equity 2000
Factoring České spořitelny, a.s.	Prague 8, Pobřežní 46	57,000	–	100%	–	(40,236)	(16,136)
Informatika České spořitelny, a.s.	Prague 8, Bubenská 1	10,000	10,000	100%	100%	(244)	8,859
Investiční společnost České spořitelny, a.s.	Prague 1, Řásnovka 12	77,000	77,000	100%	100%	41,769	624,851
Leasing České spořitelny, a.s.	Prague 8, Střelničná 8/1680	300,000	300,000	100%	100%	120,936	425,450
Penzijní fond České spořitelny, a.s.	Prague 4, Poláčkova 1976/2	241,100	230,000	100%	92%	166,937	273,088
Pojišťovna České spořitelny, a.s.	Pardubice, nám. Republiky 115	1,363,080	1,363,080	55.25%	55.25%	(219,674)	905,276
Sindat Consulting České spořitelny, a.s.	Prague 10, Pod strání 8/1262	510	510	51%	51%	2,517	9,597
Stavební spořitelna České spořitelny, a.s.	Prague 7, pplk. Sochora 40	332,750	332,750	60,5%	60,5%	173,274	1,422,169
Corporate development České spořitelny, a.s.	Prague 1, Na Perštýně 1	6,000	1,000	100%	100%	(98)	928
Ceska Sporitelna-Finance, B.V.	Netherlands	–	637	–	100%	–	–
		2,387,440	2,314,977				
less: provisions for participation interests		(1,112,257)	(1,100,117)				
Participation interests with controlling influence, net		**1,275,183**	**1,214,860**				

During the year ended 31 December 2001, the renaming of the following companies was approved:

Original name	New name
ČS-Factoring, a.s.	Factoring České spořitelny, a.s.
ČS-Informatika, a.s.	Informatika České spořitelny, a.s.
Spořitelní investiční společnost, a.s.	Investiční společnost České spořitelny, a.s.
Corfina, a.s.	Leasing České spořitelny, a.s.
Spořitelní penzijní fond, a.s.	Penzijní fond České spořitelny, a.s.
ČS-Živnostenská pojišťovna, a.s.	Pojišťovna České spořitelny, a.s.
SINDAT ČS Consulting, a.s.	Sindat Consulting České spořitelny, a.s.
ČS-Stavební spořitelna, a.s.	Stavební spořitelna České spořitelny, a.s.
ČS-Spořitelní akademie, a.s.	Corporate development České spořitelny, a.s.

During the year ended 31 December 2001, the Bank became the sole shareholder of Spořitelní penzijní fond, a.s. and ČS-Factoring, a.s. In March 2001, the Bank acquired 8 percent of the issued share capital of Spořitelní penzijní fond, a.s. from Spořitelní investiční společnost, a.s. for consideration of CZK 11,100 thousand. In June 2001, the Bank acquired a 90 percent equity interest in ČS-Factoring, a.s. for a consideration of CZK 1. As a result of this transaction, the equity investment in ČS-Factoring, a.s. was moved from 'participation interests with substantial influence' to 'participation interests with controlling influence.' At the end of 2001, the share capital of Factoring ČS, a.s. was raised by CZK 54 million.

Pursuant to the agreed-upon terms underlying the purchase of the 90 percent shareholding in ČS Factoring, a.s., in 2001 the Bank paid this subsidiary compensation of CZK 87 million for the damage that was incurred in transferring a doubtful bill receivable as a result of the seller's non-compliance with the terms of the share purchase contract. This amount represent a difference between the originally stated share purchase price and the final purchase price.

During the year ended 31 December 2001, Ceska Sporitelna-Finance, B.V. was liquidated and removed from the Register of Companies as of 16 September 2001.

Provisions against participation interests as of 31 December 2001 and 2000 principally consisted of provisions against the shareholdings in Pojišťovna České spořitelny, a.s. and Penzijní fond České spořitelny, a.s. so as to cover the decrease in equity of these companies arising from the losses incurred in prior years.

16. INTANGIBLE FIXED ASSETS

Analysis of intangible fixed assets

CZK '000	Goodwill	Software and other intangible fixed assets	Fixed assets not yet in use	Total
Cost				
Balance at 1 January 2001	229,885	2,905,955	293,703	3,429,543
Additions	–	879,987	2,049,955	2,929,942
Disposals	–	(522,726)	(536,193)	(1,058,919)
Balance at 31 December 2001	229,885	3,263,216	1,807,465	5,300,566
Accumulated amortisation				
Balance at 1 January 2001	(14,368)	(1,708,128)	–	(1,722,496)
Additions	(57,471)	(681,834)	–	(739,305)
Disposals	–	313,431	–	313,431
Balance at 31 December 2001	(71,839)	(2,076,531)	–	(2,148,370)
Net book value	–			–
Balance at 1 January 2001	215,517	1,197,827	293,703	1,707,047
Balance at 31 December 2001	158,046	1,186,685	1,807,465	3,152,196

The increase in the balance of fixed assets not yet in use in 2001 primarily resulted from the implementation of the transformation program (refer to Note 2 (a)) and represents costs incurred in respect of new information systems that have not yet been put into operation.

17. TANGIBLE FIXED ASSETS

(a) Analysis of tangible fixed assets

CZK '000	Land and buildings for banking activities	Equipment, facilities and other	Fixed assets not yet in use	Total
Cost				
Balance at 1 January 2001	15,383,292	12,367,342	580,531	28,331,165
Additions	94,680	987,402	2,288,949	3,370,931
Disposals	(32,133)	(3,011,069)	(748,486)	(3,791,688)
Balance at 31 December 2001	15,445,839	10,343,675	2,120,994	27,910,508
Accumulated depreciation and provisions				
Balance at 1 January 2001	(2,873,820)	(9,505,230)	–	(12,379,050)
Write-offs	(592,728)	(899,733)	–	(1,492,461)
Provisions	(559,115)	(28,497)	–	(587,612)
Disposals	9,431	2,479,175	–	2,488,606
Balance at 31 December 2001	(4,016,232)	(7,954,285)	–	(11,970,517)
Net book value				
Balance at 1 January 2001	12,509,472	2,862,112	580,531	15,952,115
Balance at 31 December 2001	11,429,607	2,389,390	2,120,994	15,939,991

The increase in the balance of fixed assets not yet in use in 2001 primarily resulted from the implementation of the transformation program (refer to Note 2 (a)) and represents costs incurred in respect of new information systems and changes to the branch network that remain outstanding and have not yet been put into operation.

The balance of provisions includes a provision of CZK 467,493 thousand for the sale of redundant assets (refer to Note 24) and a provision of CZK 120,119 thousand for the temporary impairment of assets.

(b) Tangible fixed assets held under lease agreements

As of 31 December 2001, the Bank recorded tangible fixed assets with a carrying value of CZK 110 million (2000: CZK 399 million) which are subject to lease agreements in which the Bank acts as a lessee.

(c) Non-operational tangible movable fixed assets acquired by the Bank from debtors as loan collateral (Section 553 of the Civil Code)

As of 31 December 2001, the Bank recorded non-operational tangible fixed assets totalling CZK 121 million (2000: CZK 270 million) acquired from debtors as loan collateral by way of transfer of pledged movable fixed assets. In these cases, the Bank, as a creditor, used the collateral instrument as set out in Section 553 of the Civil Code, that is, the Bank collateralised the debtors' liabilities by the transfer of ownership of movable fixed assets and at the same time loaned the pledged assets to the debtor under a borrowing contract. As of 31 December 2001, the Bank's liabilities of CZK 121 million (2000: CZK 270 million) arising from the above stated collateral are included in the item "Other liabilities."

18. OTHER ASSETS

CZK '000	**2001**	**2000**
Various debtors including prepayments	5,030,178	5,061,004
Deferred tax asset	3,320,290	4,590,187
Financial derivatives with positive fair value	9,091,165	2,241,585
Other	1,746,383	2,133,331
Total	19,188,016	14,026,107
less: provisions	(196,934)	(138,413)
Total other assets	**18,991,082**	**13,887,694**

Various debtors include receivables from subsidiary undertakings amounting to CZK 99,181 thousand as of 31 December 2001 (2000: CZK 67,319 thousand). In addition, this account consists of a receivable from AB Banka totalling CZK 2,692,428 thousand (2000: CZK 2,692,428 thousand) arising from a cession of receivables from clients of this bank. The Bank received a prepayment of CZK 2,800,000 thousand from the Czech National Bank and the Czech Finance Ministry in respect of this receivable (refer to Note 27).

19. DUE TO BANKS

Analysis of amount due to banks by remaining maturity

CZK '000	2001	2000
Repayable on demand	225,723	246,062
Up to 3 months	67,236,250	64,457,658
Less than 1 year	6,114,405	1,021,231
From 1 year to 2 years	–	520,000
From 2 years to 4 years	100,000	1,255,000
From 4 years to 5 years	587,000	210,000
Greater than 5 years	–	–
Total	**74,263,378**	**67,709,951**

Amounts due less than one year include CZK 50,613,541 thousand (2000: CZK 55,042,135 thousand) relating to commitments from securities collateralising loans advanced under reverse repo transactions.

20. DUE TO CLIENTS

(a) Due to clients

CZK '000	2001	2000
Current accounts (credit balances)	99,621,835	84,656,378
Savings deposits (excluding government and municipal sector)		
repayable on demand	32,388,156	30,610,587
repayable at call	133,208,815	136,163,916
term	68,968,053	58,740,348
Accounts with government bodies,		
municipalities – budgetary funding		
repayable on demand	3,304,655	6,497,650
term	4,124,211	248,310
Accounts with government bodies,		
municipalities – off-budgetary funding		
repayable on demand	9,659,423	3,934,584
term	294,953	827,933
Depository bills of exchange	730	–
Loan received from clients	2,873,194	720,431
Depository bills of exchange	–	4,854,972
Commitments from collateral	11,102,475	637,760
Total due to clients	**365,546,500**	**327,892,869**

During the year ended 31 December 2001, the recognition of depository bills of exchange and certificates of deposit was altered as a result of the amended accounting policies. Depository bills of exchange, which were recognised as "Due to clients" in 2000 are recorded as "Debt securities issued" in 2001. Conversely, certificates of deposit, which were included in "Debt securities issued" in 2000 are recorded as "Due to clients" in 2001.

(b) Analysis of due to clients by sector and remaining maturity as of 31 December 2001

CZK '000	Up to 3 months	Less than 1 year	From 1 to 2 years	From 2 to 4 years	From 4 to 5 years	Greater than 5 years	Total
Non-financial institutions	19,945,867	390,075	469,773	366,676	44,353	405,288	21,622,032
Financial institutions	6,516,930	1,113,886	369	–	–	–	7,631,185
Insurance companies	724,965	213,801	267,762	100,000	–	100,000	1,406,528
Government sector	28,238,844	60,834	15,147	36,444	–	25,919	28,377,188
Non-profit organisations	4,955,804	38,509	4,273	–	–	–	4,998,586
Self employed	11,768,812	53,456	41,898	18,873	1,159	20,033	11,904,231
Resident individuals	175,122,225	31,443,366	52,555,877	27,717,790	50,663	537	286,890,458
Non-resident individuals	1,594,052	144,930	153,501	19,561	–	–	1,912,044
Unallocated	749,760	3,804	7,761	20,812	650	21,461	804,248
Total	**249,617,259**	**33,462,661**	**53,516,361**	**28,280,156**	**96,825**	**573,238**	**365,546,500**

(c) Analysis of due to clients by sector and remaining maturity as of 31 December 2000

CZK '000	Up to 3 months	Less than 1 year	From 1 to 2 years	From 2 to 4 years	From 4 to 5 years	Greater than 5 years	Total
Non-financial institutions	20,008,720	553,841	11,133	3,450	–	100,000	20,677,144
Financial institutions	3,798,383	553	300,000	–	–	–	4,098,936
Insurance companies	278,196	–	–	–	–	–	278,196
Government sector	11,755,050	67,455	15,976	42,815	–	34,542	11,915,838
Non-profit organisations	5,228,141	38,741	–	–	–	–	5,266,882
Self employed	9,955,223	19,858	216	–	–	–	9,975,297
Resident individuals	160,121,722	31,977,476	54,325,236	26,927,696	–	–	273,352,130
Non-resident individuals	1,663,518	188,880	3,078	–	–	–	1,855,476
Unallocated	351,499	108,766	12,705	–	–	–	472,970
Total	**213,160,452**	**32,955,570**	**54,668,344**	**26,973,961**	**–**	**134,542**	**327,892,869**

21. DEBT SECURITIES ISSUED

In February 1997, the Bank issued bonds with a nominal value of CZK 5,000,000 thousand with a fixed interest rate of 10.75 percent per annum and a maturity date of 27 February 2002. The bonds have been issued in certificate form and are traded on the main market of the Prague Stock Exchange.

In August 1998, the Bank launched an issue of mortgage certificates with a nominal value of CZK 500,000 thousand. These certificates have a fixed interest rate of 11.85 percent per annum and mature in the year 2003. They were issued in book form and are traded on the open market of the Prague Stock Exchange.

Debt securities issued are also composed of depository bills of exchange in the total amount of CZK 5,822,942 thousand. Depository bills in the aggregate amount of CZK 4,854,972 thousand were reported as "Due to clients" in 2000 (refer to Note 20). The proportion of debt securities issued with remaining maturity less than one year to the total value of these liabilities is 94.53 percent as of 31 December 2001.

22. SHARE CAPITAL

As of 31 December 2001, the issued share capital of the Bank amounted to CZK 15,200,000 thousand and consisted of 11,211,213 priority registered shares with a nominal value of CZK 100 each and 140,788,787 ordinary bearer shares with a nominal value of CZK 100 each.

At the Extraordinary General Meeting held on 22 October 2001, the shareholders approved a change of the Articles relating to the extension of transferability of priority registered shares that are owned by municipalities and local governments. This change facilitates the transfer of the shares among the municipalities and local governments as well as other entities, subject to the approval of the Board of Directors. This change has not been recorded in the Register of Companies as of the date that these financial statements were authorised for issue and hence has not yet become effective.

The shareholders of the Bank as of 31 December 2001 are as follows:

Name		Number of shares	Ownership percentage
Erste Bank der Oesterreichischen Sparkassen AG	Austria, Vienna, Graben 21	79,274,721	52.15
Česká pojišťovna, a.s.	Prague 1, Spálená 16	10,006,129	6.59
European Bank for Reconstruction and Development	Great Britain London, One Exchange Square	9,000,000	5.92
Other (less or equal to 3 percent)		53,719,150	35.34
Total		**152,000,000**	**100.00**
of which: shares held by related parties		2,530	0.002

In June 1996, the Bank issued 5,090,000 Global Depository Receipts ('GDRs'), representing 6.7 percent of the Bank's share capital at that time. Holders of the GDRs have no voting rights. The depository of the GDRs is Bankers Trust Company, New York. As of 31 December 2001, 279,475 GDRs were administered by the depository (2000: 887,709 GDRs) representing 0.18 percent (2000: 0.58 percent) of the Bank's share capital. GDRs are traded on the London Stock Exchange (LSE).

23. PROVISIONS AND RESERVES

Provisions for loan losses are created in accordance with CNB Regulation No. 194/1998 Coll., which sets out the principles of classification of loan receivables and provisioning against these loan receivables. Tax deductible reserves for loan losses and reserves for repairs of tangible assets are created in compliance with Provisioning Act No. 593/1992 Coll., as amended. Other uncertainties resulting from specific credit risks are covered by non-tax deductible reserves established pursuant to Article XII of the Finance Ministry Regulation which establishes the chart of accounts and the accounting principles for banks. The Bank also recorded non-tax deductible restructuring reserves (refer to Note 24).

(a) Analysis of provisions and reserves from a taxation and accounting viewpoint

	CZK '000	2001	2000
1.	*Tax deductible provisions for loan losses*		
	Balance at 1 January	14,958,254	13,541,996
	Reclassification from other tax deductible provisions	35,028	–
	Provisioning charge during the year		
	Classified loans – watch	82,998	150,470
	substandard	385,446	381,856
	doubtful	375,838	272,449
	loss	1,257,564	1,262,257
	Amounts due from debtors in bankruptcy and settlement	15,132	454,742
	Use of provisions during the year	(5,237,886)	(1,141,460)
	FX gains and losses from securities denominated in foreign currencies	(68,594)	35,944
	Provisions for loan losses at 31 December	11,803,780	14,958,254
2.	*Non-tax deductible provisions for loan losses*		
	Balance at 1 January	2,763,818	3,968,400
	Reclassification to other provisions	(48,754)	–
	Provisioning charge during the year		
	Classified loans – watch	–	125
	substandard	–	29,892
	doubtful	80,000	118
	loss	160,000	1,261
	Amounts due from debtors in bankruptcy and settlement	23	211,462
	Use of provisions during the year	(43,194)	(1,451,264)
	FX gains and losses from securities denominated in foreign currencies	(501)	3,824
	Balance of non-tax deductible provisions at 31 December	2,911,392	2,763,818
3.	**Total provisions for loan losses at 31 December (1+2)**	**14,715,172**	**17,722,072**
4.	*Other tax deductible provisions*		
	Balance at 1 January	138,413	129,742
	Reclassification from other provisions	13,726	–
	Provisioning charge against		
	Other amounts due from debtors in bankruptcy and settlement	70	3,287
	Non-statute barred debts	35,584	12,898
	Use of provisions during the year	(11,384)	(7,514)
	FX gains and losses from securities denominated in foreign currencies	(161)	–
	Balance of other tax deductible provisions at 31 December	176,248	138,413
5.	*Other non-tax deductible provisions*		
	Balance at 1 January	225,135	1,890
	Provisioning against tangible assets	587,612	225,135
	other receivables	20,686	–
	Use of provisions during the year	(2,724)	(1,890)
	Balance of other non-tax deductible provisions at 31 December	830,709	225,135
6.	**Total provisions at 31 December (3+4+5)**	**15,722,129**	**18,085,620**

	CZK '000	2001	2000
7.	*Tax deductible reserves for on-balance sheet and off-balance sheet loan losses*		
	Balance at 1 January	2,859,162	1,687,150
	Creation of reserves during the year:		
	for guarantees	75,405	58,945
	for commercial loans	1,846,000	1,131,762
	Use of reserves during the year	(115,908)	(18,695)
	Balance of tax deductible reserves at 31 December	4,664,659	2,859,162
8.	*Non-tax deductible reserves for on-balance sheet and off-balance sheet loan losses*		
	Balance at 1 January	2,876,084	3,262,943
	Creation of reserves during the year	183,186	2,022,948
	Use of reserves during the year	(1,013,114)	(2,409,807)
	Balance of non-tax deductible reserves at 31 December	2,046,156	2,876,084
9.	**Total reserves for on-balance sheet and off-balance sheet loan losses at 31 December (7+8)**	**6,710,815**	**5,735,246**
10.	*Tax deductible reserves for repairs of tangible assets*		
	Balance at 1 January	84,567	82,211
	Creation of reserves during the year	5,930	27,344
	Use of reserves during the year	(55,408)	(24,988)
	Balance of reserves for repairs of tangible assets at 31 December	35,089	84,567
11.	*Non-tax deductible other reserves*		
	Balance at 1 January	1,195,919	30,000
	Creation of reserves during the year	1,012,186	1,195,919
	Use of reserves during the year	(701,919)	(30,000)
	Balance of other reserves at 31 December	1,506,186	1,195,919
12.	**Total reserves at 31 December (9+10+11)**	**8,252,090**	**7,015,732**
13.	**Total provisions and reserves (6+12)**	**23,974,219**	**25,101,352**

(b) Analysis of provisions and reserves for on and off-balance sheet loan risks

CZK '000	2001	2000
Provisions (3.)	14,715,172	17,722,072
Reserves (9.)	6,710,815	5,735,246
Total	**21,425,987**	**23,457,318**

A portion of reserves for on and off balance sheet credit risks which are recorded as non-tax deductible are recognised on the balance sheet as a component of "Other reserves."

24. RESTRUCTURING RESERVES

The Bank has developed a detailed formal plan for restructuring its business. The Bank created restructuring reserves of CZK 1,776 million in the year ended 31 December 2000. The Bank utilised a portion of these reserves during 2000 and the outstanding balance is CZK 1,421 million as of 31 December 2000. During 2001, the Bank, taking into account actual developments, updated the expected financial impact of restructuring. The outstanding balance of the restructuring reserves is approximately CZK 1,683 million as of 31 December 2001.

The following table provides a summary of the restructuring reserves:

Title for creating a restructuring reserve	Balance at 1 January	Creation	Use/release	Balance at 31 December
Extraordinary costs of closure of branches	50,897	–	(3,897)	47,000
Extraordinary costs of replacement of software	507,000	421,000	(384,000)	544,000
Costs of earlier termination of leases of buildings	150,000	77,641	–	227,641
Extraordinary costs of severance and compensation associated with reducing staff numbers	488,022	–	(314,022)	174,000
Disposal of under-utilised assets	225,135	467,493	(2,724)	689,904
Total	**1,421,054**	**966,134**	**(704,643)**	**1,682,545**

The balance of restructuring reserves is reported on the face of the balance sheet under the caption "Reserves," the only exception being the amount of CZK 689,904 thousand (2000: CZK 225,135 thousand) that is recorded as a provision in the balance sheet line "Fixed assets." The profit and loss account reflects the creation/use of the restructuring reserves under the heading "Creation/use of other reserves and provisions," the only exception being CZK 467,493 thousand / CZK 2,724 thousand (2000: CZK 225,135 thousand) that is charged through the item "Creation/use of provisions for tangible fixed assets."
In addition, the Bank has developed a plan for using these restructuring reserves over the coming two years.
The restructuring process may result in other costs and expenses being incurred. These costs and expenses will be recorded as incurred in the Bank's financial statements on an accruals basis of accounting.

25. SUBORDINATED LIABILITIES

In 1998, the Bank received a subordinated debt totalling CZK 5,500,000 thousand from KOB (presently ČKA) in the form of a loan with a maturity date of 23 December 2008 and an interest rate of 6M PRIBOR+1.8 percent. If the Bank does not exercise its option for premature repayment of the loan after the elapse of five years, the interest rate will be increased to 6M PRIBOR+3.7 percent. On 29 December 1998, the Czech National Bank issued a certificate confirming that this subordinated debt is compliant with all regulatory requirements and may be included in the additional capital of the Bank for the purposes of calculating the capital adequacy ratio.

The terms underlying the subordinated debt are as follows:

(a) In the event that the Bank is forced into bankruptcy (A) ČKA is entitled to obtain performance under this agreement in relation to the loan by way of subordinate claim and this performance is conditional upon the aggregate recoveries from the sale of the Bank's assets being greater than the aggregate amount of claims of all bankrupt's creditors of the Bank (conditional claim), and furthermore subject to the condition set out in (A) being met then ČKA is entitled to obtain performance under this agreement in relation to the loan solely up to the amount that would be obtained by it if the claims under this agreement in relation to the loan were satisfied proportionately and jointly with all subordinate claims that rank pari passu to the bank's claims under this agreement in relation to the loan, and solely from that portion of the recoveries from the sale of the Bank's bankruptcy assets that is greater than the aggregate amount of non-subordinate claims of all bankrupt's creditors of the Bank; and

(b) With the Bank being placed into liquidation (once the bankruptcy has been completed or in any other manner) ČKA's entitlement to obtain performance under this agreement in relation to the loan is conditional upon all non-subordinate claims of all the Bank's creditors being fully settled.

26. RETAINED EARNINGS, RESERVE FUNDS AND OTHER FUNDS FROM PROFIT

The Bank has allocated its profit for the year ended 31 December 2000 as follows:

CZK '000	Retained earnings	Statutory reserve fund	Other funds from profit	Capital funds
Balance at 31 December 2000	–	246,977	74,821	2,024
Profit for the year 2000	4,859,532			
Allocations to funds	(343,000)	243,000	100,000	
Dividends	(22,422)			
Other allocations			2,871	(122)
Other use of funds			(110,641)	
Balance after allocation	**4,494,110**	**489,977**	**67,051**	**1,902**

Other allocations include contributions to the Social Fund (other funds from profit) totalling CZK 2,871 thousand, which represents instalments of loans granted to employees from the Social Fund and profit from the running of the Bank's leisure and holiday facilities. The use of the Social Fund is consistent with the relevant provisions of the Collective Agreement.

The Bank's Board of Directors has recommended that the profit for the year ended 31 December 2001 be allocated as follows:

CZK '000	Retained earnings	Statutory reserve fund	Other funds from profit	Capital funds
Balance at 31 December 2001	4,494,110	489,977	67,051	1,902
Profit for the year 2001	3,034,044			
Allocations to funds	(332,667)	151,702	180,965	
Dividends	(456,000)			
Balance after allocation	**6,739,487**	**641,679**	**248,016**	**1,902**

27. OTHER LIABILITIES

CZK '000	2001	2000
Various creditors including prepayments received	5,479,914	5,283,952
Financial derivatives with negative fair value	7,836,732	3,296,505
Estimated payables	3,138,978	2,277,984
Other short-term payables to clients	2,919,718	2,884,076
Other	174,662	434,715
Total other liabilities	**19,550,004**	**14,177,232**

As of 31 December 2001, various creditors include payables of CZK 7,816 thousand to subsidiary undertakings (2000: CZK 127,085 thousand). As of 31 December 2001, this account additionally consists of prepayments of CZK 2,800,000 thousand

(2000: 2,800,000 thousand) received from the Czech National Bank and the Czech Finance Ministry to cover amounts due from AB Banka (refer to Note 18).

28. OFF BALANCE SHEET LIABILITIES

(a) Irrevocable contingent liabilities from acceptances and endorsements of bills of exchange, other written contingent liabilities and assets pledged as collateral

CZK '000	2001	2000
Banks		
Acceptances and endorsements of bills of exchange	–	37,972
Guarantees issued	117,846	108,056
	117,846	**146,028**
Clients		
Guarantees issued	3,247,308	3,259,122
Assets pledged as guarantees	–	378,130
Other contingent liabilities	165,273	253,974
	3,412,581	**3,891,226**
Pledged assets	1,000,000	–
Letters of credit, undrawn credit facilities and loan commitments	26,037,973	34,677,760

(b) Contingent assets, guarantees and collateral at nominal value

CZK '000	2001	2000
Guarantees received from other banks	5,766,982	17,793,657
Guarantees issued by the state and other entities	33,734,579	35,055,151
Assets taken as collateral	52,536,325	69,359,412
Total	**92,037,886**	**122,208,220**

(c) Off balance sheet foreign currency, interest rate and other financial instruments

	2001	2000		
CZK '000	Assets	Liabilities	Assets	Liabilities
Trading instruments				
FRA	225,255,820	225,255,820	102,382,520	102,382,520
Option contracts	17,551,887	16,572,500	5,024,710	5,029,835
Forward FX contracts	80,763,935	79,885,832	70,683,436	70,671,895
Spot interest rate transactions	994,750	994,750	306,616	420,763
Spot FX transactions	3,181,532	3,181,655	6,383,144	6,377,232
Forward interest rate transactions	6,222,422	6,222,422	13,437,367	11,656,865
Forward equities transactions	351,987	349,157	314,185	314,185
Interest rate swaps	242,079,406	242,079,035	38,889,843	38,889,843
Other derivative instruments	129,488	129,488	3,538	3,538
Total	**576,531,227**	**574,670,659**	**237,425,359**	**235,746,676**

As of 31 December 2001, the Bank treated no financial derivatives as hedges.

Increased Derivative Trading

Derivative trading includes transactions entered into for proprietary trading purposes and with a view to hedge transactions of the Bank's clients and foreign exchange and interest rate risks inherent in the banking book. Derivative transactions are reported at nominal values which document the volume of transactions with these instruments but do not indicate the actual risk profile of the transactions. When compared to the year ended 31 December 2000, the volume of derivative transactions markedly increased mainly as a result of increased demand for these products by clients and other counterparts because the Bank is one of the most active market makers.

The Bank recorded total reserves of CZK 690,283 thousand (2000: CZK 656,282 thousand) for off balance sheet risks. These reserves have been included in Note 23 (b) in "Provisions and reserves for on and off balance sheet credit risks."

29. ASSETS UNDER ADMINISTRATION

Assets under administration by the Bank amounted to CZK 11,977 million (2000: CZK 7,485 million) and represented the following types of products:

CZK million	2001	2000
Client securities under administration	9,095	4,009
Client securities in custody	223	202
Client securities in the central depository of UNIVYC	2,659	3,274
Total	**11,977**	**7,485**

In addition, the Bank acts as a depository for investment, mutual and pension funds with the assets of CZK 33,647 million as of 31 December 2001 (2000: CZK 39,693 million).

30. TOTAL ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

CZK '000	2001	2000
Assets and liabilities in foreign currencies		
Assets		
Denominated in CZK	473,601,529	418,974,010
Denominated in foreign currencies	35,266,397	30,345,277
Total assets	**508,867,926**	**449,319,287**
Liabilities		
Denominated in CZK	488,236,717	430,405,627
Denominated in foreign currencies	20,631,209	18,913,660
Total liabilities	**508,867,926**	**449,319,287**
Foreign currency position		
Assets in foreign currencies		
On-balance sheet	35,266,397	30,345,277
Off-balance sheet	63,664,978	43,283,598
Total	**98,931,375**	**73,628,875**
Liabilities in foreign currencies		
On-balance sheet	20,631,209	18,913,660
Off-balance sheet	85,308,831	72,302,159
Total	**105,940,040**	**91,215,819**

31. LOANS ADVANCED TO THE MEMBERS OF THE BOARD OF DIRECTORS AND SUPERVISORY BOARD

As of 31 December 2001, the Bank advanced loans of CZK 4,568 thousand and CZK 2,000 thousand (2000: CZK 4,668 thousand and CZK 1,630 thousand) to the members of the Board of Directors and Supervisory Board, respectively. These loans were issued under normal market conditions.

32. EVENTS AFTER THE BALANCE SHEET DATE

On 22 March 2002, Ansteilsverwaltungssparkasse ('AVS') wrote to the Securities Commission requesting that it approve an unconditional and unlimited offer to purchase the Bank's ordinary shares. AVS stated its intention to offer CZK 375 for each ordinary share. As a result of this offer, AVS will purchase as many shares as made available for sale by the shareholders.

AVS is likely to support the reversal of the registration of the Bank's shares with the Prague Stock Exchange and/or other statutory methods available for acquiring the remaining minority holdings.

AVS is the principal shareholder of Erste Bank (the majority shareholder of the Bank). The management of the Bank does not expect that the Bank's business and strategy will be subject to any changes.



Leila and Sava Dalbokov
Erste & Steiermärkische Banka, d.d., Croatia

STAVEBNÍ SPOŘITELNA ČESKÉ SPOŘITELNY, A.S.

Stavební spořitelna České spořitelny, a.s., having its registered office address at Pplk. Sochora 27, Prague 7, was incorporated on 22 June 1994. Its principal business is the provision of financial services under the Construction Savings and Construction Savings State Support Act 96/1993 Coll. The company's issued share capital amounts to CZK 750 million. Česká spořitelna's shareholding is 60.5 percent (CZK 454 million), the remaining equity interest of 39.5 percent is held by the Germany-based Bayerische Landesbank Girozentrale. In terms of the number of contracts, the company retained its position as the second largest company in the Czech construction savings market.

During the year ended 31 December 2001, Stavební spořitelna České spořitelny entered into a record 314,000 new construction savings contracts, representing 23 percent of the newly concluded contracts in the Czech Republic. More than a half of these contracts were entered into at Česká spořitelna's branches. The year 2001 saw a year-on-year increase of 12 percent in the number of granted bridging loans and loans under the construction savings scheme. The large number of new contracts reinforced the company's financial strength and total assets. A year-on-year increase in fee income contributed to the company's profit. On a year-on-year basis, the company's income was adversely impacted by the reduction of interest rates in the financial market. In 2001, the company paid its parent bank dividends of CZK 90 million for the year ended 31 December 2000. The meeting of the projected profit of CZK 359 million under CAS remains a condition for the declaration of dividends in respect of 2001 in a twofold amount. The Czech construction savings market has not yet been fully stabilized and distributed. Česká spořitelna may play an important role in distributing the construction savings market in the future, specifically in relation to the offering and sale of the product at its branches.

	2001	2000	1999
Share capital (MCZK)	750	750	500
Total assets (MCZK)	34,178	29,313	25,960
Loans and advances to clients (MCZK)	5,489	3,758	2,998
Client deposits (MCZK)	29,317	25,552	22,402
Net profit (MCZK)	201	204	455
Number of clients (thousand)	911	739	606
Number of own points-of-sale	88	68	56
Average headcount	302	290	253

Contact address:	Římská 20, Praha 2, 120 00
Free info line:	0800 207 207
Customer service line:	02/24309179, 02/24309134
TELEBUS:	02/24309309
Telephone:	02/24309 111, 02/21583 111
Fax:	02/24309 112
Internet:	www.burinka.cz
e-mail:	burinka@csst.cz

Penzijní fond České spořitelny, a.s. was incorporated as a joint stock company by a Memorandum of Association on 24 August 1994 and was registered in the Register of Companies maintained at a court in Prague on 23 December 1994. The company's registered office is located at Poláčkova 1976/2, Prague 4. The company's issued share capital amounts to CZK 100 million. Česká spořitelna has been the company's sole shareholder with effect from March 2001. The company is primarily engaged in providing supplemental pension insurance services under Supplemental Pension Insurance with State Contribution Act 42/1994 Coll. as amended by Act 170/1999 Coll. In the year ended 31 December 2001, Penzijní fond České spořitelny became the largest Czech pension fund in terms of the number of clients. At the same time, the company ranked among the pensions funds that administer the largest volumes of client assets.

During 2001, Penzijní fond České spořitelny entered into more than 96,000 new contracts. When compared to 2000, the number of clients increased by 17 percent and amounted to 360,000 clients at the year-end. On a year-on-year basis, the volume of assets grew by more than 15 percent and reached CZK 5.2 billion. In the trading area, Penzijní fond České spořitelny principally placed emphasis on developing cooperation with businesses and municipalities and on refining the quality of client services.

For the year ended 31 December 2001, Penzijní fond České spořitelny generated a net profit of CZK 170 million under CAS. Despite the drop of interest rates in financial markets and negative developments in equity markets, the profit figure was slightly greater than in the previous year. This growth was primarily facilitated by the implementation of prudent investment policies, the growth of asset volumes and effective management of operating costs.

In the financial assets management area, Penzijní fond České spořitelny followed the stated strategic target to achieve the greatest possible return on assets while maintaining a low rate of financial risk on long term investments made in the long term. In order to fulfill this target, Penzijní fond České spořitelny invested funds principally in Czech debt securities that carry low risks and in Government treasury bills. For the year ended 31 December 2001, interest income substantially comprised interest on investments in Polish and Hungarian debt securities.

	2001	**2000**	**1999**
Share capital (MCZK)	100	100	100
Capital funds (MCZK)*	4,986	4,233	3,236
Net profit (MCZK) under CAS**	170	167	123
Net profit (MCZK) under IAS	68	80	183
Total assets (MCZK) under IAS	5,175	4,492	3,648
Number of participants (thousand)	360	310	255
Headcount	56	60	72

* This figure indicates the balance of funds in clients' personal accounts.

** Under the Supplemental Pension Insurance Act, the pension fund allocates at least 85 percent of the profit made under CAS to its clients.

Contact address: Poláčkova 1976/2, 140 21 Praha 4
Telephone: 02/ 6107 5101
Fax: 02/ 6107 5189
Internet: www.pfcs.cz
e-mail: pfcs@pfcs.cz

Pojišťovna České spořitelna, a.s. was formed on 1 October 1992 and has its registered office address at Smilova 547, Pardubice. The company launched its insurance activities on 1 January 1993. Česká spořitelna acquired an equity interest in the company in 1995. In 2000, the company issued additional share capital of CZK 500 million which was subscribed for by one of the major Austria-based insurance companies Sparkasse Versicherung AG, a subsidiary of Erste Bank. Česká spořitelna's share of the company's share capital of CZK 1,117 million is 55.25 percent and the remaining 44.75 percent equity interest is held by Sparkasse Versicherung. As a result of the capital increase, the company has become one of the best capitalized insurance companies in the Czech market.

The company is engaged in rendering insurance services and provides the following basic types of insurance: life and accident insurance, industrial and business insurance, property and liability insurance for individuals, travel insurance, motor damage insurance, and motor third party liability insurance ('MTPL'). In addition, the company offers insurance programs for businessmen, sole traders, professional associations and chambers, municipalities and selected groups of clients.

The substantial restructuring of the company that was undertaken in 2001 was targeted at improving profitability, organization and management. As a result of the restructuring program, the company's business network was reduced by 45 to 73 points-of-sale and the company made a profit of CZK 105 million for the year ended 31 December 2001. On a year-on-year basis, premiums written grew by 21 percent to CZK 3,659 million, which confirms the clients' growing trust in the quality of the provided services. This growth was markedly impacted by the life insurance business, in which case premiums written increase by 322 percent to CZK 1,041 million year-on-year. Premiums written in non-life business decreased by 3 percent (to CZK 2,618 million) specifically in relation to MTPL and motor damage insurance. The decrease was in line with management's plans as the company undertook a review of its insurance policy portfolio with a focus on non-performing transactions in 2001. The balance of technical reserves was CZK 2,495 million.

	2001	**2000**	**1999**
Share capital (MCZK)	1,117	1,117	816
Total assets (MCZK)	4,240	3,574	2,853
Premiums written (MCZK)	3,659	3,022	2,169
Net profit/(loss) (MCZK)	105	(220)	(48)
Number of insurance policies (thousand)	749	486	394
Number of own points-of-sale	73	118	130
Average headcount	819	1,184	1,291

Contact address: nám. Republiky 115, 530 02 Pardubice
Telephone: 040/6051110
Fax: 040/6051380
Internet: www.pojistovnacs.cz
e-mail: pojistovnacs@pojistovnacs.cz

Investiční společnost České spořitelny, a.s. was incorporated on 27 December 1991 as a wholly owned subsidiary of Česká spořitelna and has its registered office at Řásnovka 768/12, Prague 1. In 2001, the company re-affirmed its leading position among Czech investment companies.

Market developments, specifically in global equity markets, slowed down the development of the mutual funds segment of in the Czech Republic, namely the equity funds. Reflecting this situation of general uncertainties, the domestic money market only generated revenues that are on a comparable level with the revenues for 2000 and hence also the biggest fund, SPOROINVEST, experienced a certain outflow of finances. However, during the year, revenues from the bond market stabilized and SPOROBOND and BONDINVEST experienced some growth.

The volume of shareholders' assets, managed by Investiční společnost České spořitelny decreased by CZK 8 billion. However, this figure reflected the realized redemption of Česká spořitelna's holdings that historically originated under the coupon privatization program in the aggregate amount of more than CZK 9 billion. By way of contrast, the crown fund segment saw an increase in managed assets of CZK 1.2 billion.

While the aggregate balance of managed assets declined by 26 percent, the share of the market of the members of the Czech Investment Companies Union (UNIS ČR) decreased by four percent from 43 percent to 39 percent. These figures demonstrate the general development of the entire market of open-ended mutual funds in the Czech Republic which declined from CZK 76 billion to CZK 63 billion (17 percent) year-on-year. However, this decline was largely attributable to the redemption of institutional clients who realized their equity holdings and discounts.

For the year ended 31 December 2001, the key product of Investiční společnost České spořitelny was the 'SPOROPLÁN' program defined as a flexible program of structured investments, both in the form of non-recurring or long-term regular investments. The SPOROPLÁN program included investment advisory services and therefore the implementation of the program was preceded by an intensive training of advisors at Česká spořitelna. Another target for the year 2001 involved the stabilization of original privatization funds, combined with the arrangement of Česká spořitelna's planned redemption in the amount of CZK 9.2 billion. At the year-end, preparatory work on the transformation of the investment strategy of the two original funds into SPOROMIX balanced funds, designed to meet the needs of the clients of the service segment, was completed. The company successfully introduced into the Czech market TRENDBOND, the first bond fund of this type, focused specifically on the Polish and Hungarian market. Over a two-month period, its sales amounted to CZK 400 million.

Economic indicators for the year ended 31 December 2001 are not comparable with the indicators for previous periods as the year 2001 saw substantive changes which had a material impact on the reported results. Specifically, the above noted decline in the managed assets and shift of focus from former privatization funds to the core business funds reduced revenues from fund management. By contrast, fees from the mediation of sales and redemption of products increased. The bottom line was positively impacted by the proceeds from the dividends declared by the subsidiary Spořitelní kapitálová společnost. The company was successful in reducing operating expenses on a long-term basis. Structural and organizational changes also led to a reduction of the staffing level.

	2001	2000	1999
Share capital (MCZK)	70	70	70
Equity (MCZK)	817	1,004	584
Total assets (MCZK)	1,003	1,229	699
Net profit (MCZK)	38	422	131
Assets under management (BCZK)	24.7	32.9	37.8
Headcount	73	95	95

Contact address: Řásnovka 12, 110 15, Praha 1
Telephone: 02/2218 0111
Free info-line: 0800 194 586
Fax: 02/2482 6649, 02/2482 6654
Internet: www.iscs.cz
e-mail: iscs@iscs.cz

Leasing České spořitelny, a.s. was formed on 1 January 1996. Since December 1996, the company has been wholly owned by Česká spořitelna. The company's registered office is located at Střelničná 8, Prague 8 and its share capital balance is CZK 300 million. In terms of the volume of new transactions and the value of leased assets, Leasing České spořitelny was rated as number seven and five, respectively, on the Czech leasing market. The company's activities are focused on finance leases of a wide range of commodities, with the largest components being cars and trucks (in the rolling stock category), engineering and energy sector (in the technology sector) and low value finance leases. In addition, the company provides services relating to operating leases and installment sale schemes.

The key factors that had a positive impact on the results of Leasing České spořitelny in 2001 involved the overall recovery of the Czech economy which drove the increase in demand for leases. In 2001, Leasing České spořitelny fulfilled its stated objective when it generated a profit of CZK 65 million. Total assets increased by 10 percent year-on-year. Year-on-year, 2001 saw an overall increase in the volume of new transactions by 8 percent with the volume of car related transactions posting a 46 percent growth. During the year ended 31 December 2001, the company increased its provisioning and reserving for future losses, thereby covering all the known risks arising from the portfolio of lease contracts. Lease contracts entered into prior to 31 December 1999 are guaranteed by Česká konsolidační agentura. This guarantee covers all the risks inherent in this portfolio.

	2001	**2000**	**1999**
Share capital (MCZK)	300	300	300
Total assets (MCZK)	6,705	6,105	5,670
Outstanding lease amount (MCZK)	4,664	4,304	3,682
Net profit (MCZK)	65	101	84
Number of new lease contracts	16,963	14,403	13,666
Number of own points-of-sale	4	4	4
Headcount	118	110	105

Contact address: Střelničná 8/1680, 180 00 Praha 8
Telephone: 02/660 95 101
Fax: 02/660 95 349
Internet: www.leasingcs.cz

The company was formed on 8 June 1995 and has its registered office address at Ukrajinská 10, Prague 10. Česká spořitelna holds 51 percent of the company's issued share capital of CZK 1 million. The other shareholder is SINDAT, s.r.o. holding a 49 percent equity investment. In 1999, the company has implemented and certified an ISO 9001- compliant quality management system. The company is principally engaged in providing strategic corporate advisory services, financial advisory and project financial management services, corporate restructuring and crisis management, accounting advisory services and market appraisals of assets including entire businesses.

For the year ended 31 December 2001, the company posted a net profit of CZK 4.4 million (2000: CZK 2.5 million). Added value for 2001 is CZK 1.13 million per employee on average (2000: CZK 967 thousand). The value of the company's own outputs also increased and was CZK 49.7 million in 2001 as compared to CZK 43 million in 2000. Aggregate revenues from services amounted to CZK 61.4 million in 2001, of which services to Česká spořitelna accounted for 41 percent.

The company's equity balance increased by 46 percent year-on-year. The company was additionally successful in reducing the proportion of external financing to its aggregate financing to 53 percent (2000: 67 percent, 1999: 74 percent).

	2001	2000	1999
Share capital (MCZK)	1	1	1
Total assets (MCZK)	31	30	28
Net profit (MCZK)	4	3	2
Number of clients	140	340	400
Number of own points-of-sale	3	3	3
Headcount	31	32	32

Contact address: Ukrajinská 10/1488, 100 00 Praha 10
Telephone: 02/717 46 972, 710 16 111
Fax: 02/717 46 975
Internet: www.sindat.cz

Factoring České spořitelny, a.s. was formed in November 1995 originally under the name CS Factoring s.r.o. In 1997, the company was transformed into a joint stock company and Česká spořitelna acquired a 10 percent equity holding. On 20 June 2001, Česká spořitelna acquired the remaining issued share capital from the original shareholders and became the sole shareholder of the company. The company's registered office address is located at Pobřežní 46, Prague 8. The company's issued share capital is CZK 84 million. In terms of aggregate revenues, Factoring České spořitelny ranked fourth in the Czech factoring market in the year ended 31 December 2001. The company's focus is on domestic, export and import factoring, and debt management related to a wide range of commodities which principally comprise corporate clients that operate in the consumer industry, suppliers for wholesale networks, metallurgy, chemistry, etc.

Key events that had a significant and positive impact on the results of Factoring České spořitelny in 2001 involved the company being included in Česká spořitelna's Financial Group as a full-fledged member. This enabled Factoring České spořitelny to fully develop its activities in the latter half of 2001 while being supported with sufficient funding. The company managed to address certain matters that were brought forward from previous years and related to the activities of the former shareholders and used the latter half of 2001 to stabilize its position and create a good starting point for the year 2002.

In the latter half of 2001, the number of new contracts markedly increased and the company posted a net profit of CZK 18 million. One of the assumptions underlying the company's future activities relates to the diversification of risks and consistent debt collateralizing efforts.

	2001	**2000**	**1999**
Share capital (MCZK)	84	30	30
Total assets (MCZK)	1,327	1,296	1,954
Outstanding contracted amounts (MCZK)	5,034	7,794	5,879
Net profit/(loss) (MCZK)	18	(40)	(15)
Headcount	23	23	23

Contact address: Pobřežní 46, 186 00 Praha 8
Telephone: 02/2177 9511
Fax: 02/2177 9519
Internet: www.factoringcs.cz

Corporate entities in which Česká spořitelna holds directly or indirectly share capital or in which it can exercise more than 20 percent of the voting rights

Česká spořitelna, a.s.

Direct influence	Indirect influence		
Sindat consulting České spořitelny, a.s. 51% shareholding			
Stavební spořitelna České spořitelny, a.s. 60.5% shareholding			
CS Factoring, a.s. 100% shareholding			
Pojišťovna České spořitelny, a.s. 55.25% shareholding			
Investiční společnost České spořitelny, a.s. 100% shareholding	Spořitelní kapitálová společnost, a.s. 100% shareholding		
Corporate development České spořitelny, a.s. 100% shareholding			
CBCB – Czech Banking Credit Bureau 25% shareholding			
Penzijní fond České spořitelny, a.s. 100% shareholding			
IC, spol. s r.o. 9.62 shareholding 50% of voting rights			
Leasing České spořitelny, a.s. 100% shareholding	CORFINA TRADE, spol. s r.o. 100% shareholding	CF Danube Leasing, s.r.o. 100% shareholding	
Hotelová společnost, spol. s r.o. 10% shareholding 50% of voting rights	Nový Golf, a.s. 70% shareholding	Nový Tourist, a.s. 99.76% shareholding	Nový Taurus, a.s. 99.83% shareholding
Informatika České spořitelny, a.s. 100% shareholding			

Member of CS Financial Group

Company with significant influence

Indirect shareholding

REPORT ON RELATIONS

UNDER SECTION 66A (9) OF THE COMMERCIAL CODE
for the year ended 31 December 2001

29 March 2002

Česká spořitelna, a.s., having its registered office address at Olbrachtova 1929/62, Prague 4, 140 00, Corporate ID: 45244782, incorporated in the Register of Companies, Section B, File 1171, maintained at the Municipal Court in Prague (hereinafter referred to as the **"reporting entity"**), is part of a business group (holding company) in which the following relations between the reporting entity and controlling entities and further between the reporting entity and entities controlled by the same controlling entities (hereinafter referred to as **"related entities"**) exist.

This report on relations between the entities stated below was prepared in accordance with the provision of Section 66a (9) of Commercial Code 513/1991 Coll., as amended, for the twelve-month period ended 31 December 2001 (hereinafter referred to as the **"accounting period"**). In the accounting period, the reporting entity and the below mentioned entities entered into the contracts stated below and adopted or effected the following legal acts and other factual measures:

A. CHART OF ENTITIES WHOSE RELATIONS ARE DESCRIBED


Erste Bank
Reporting entity
Corporate development CS
Factoring CS
Informatika CS
Investicni spolecnost CS
Sporitelni kapitalova spolecnost
Leasing CS
Penzijni fond CS
Pojistovna CS
Sindat consulting CS
Stavebni sporitelna CS
Erste (CR)
Erste Bank Hungary
Erste Dat
Erste and Steiermarkische
Gesco
Immorent CR
OCI
Salzburger Sparkasse
Slovenska sporitelna
Sparkasse Mühlviertel – West
S – Bohemia leasing
Samson Ceske Budejovice

B. BANKING BUSINESS WITH RELATED ENTITIES Annex 1

C. CONTROLLING ENTITY

Erste Bank der oesterreichischen Sparkassen AG, Am Graben 21, Vienna, Austria ("Erste Bank")
Relation to the Company: directly controlling entity Description of relations – see Annex 2

D. OTHER RELATED ENTITIES

Erste (CR) a.s., Národní 41, Prague 1, Czech Republic ("Erste (CR)")
Relation to the Company: related entity Description of relations – see Annex 3

Erste Bank Hungary Rt, Hold utca 16, Budapest, Hungary ("Erste Bank Hungary")
Relation to the Company: related entity Description of relations – see Annex 4

ERSTE-DAT Informatikai Tanacsado es Szolgaltato Kft., Hold utca 16, Budapest, Hungary ("Erste Dat")
Relation to the Company: related entity Description of relations – see Annex 5

Erste and Steiermarkische Bank D.D., Varsavska 3-5, Zagreb, Croatia ("Erste and Steiermarkische")
Relation to the Company: related entity Description of relations – see Annex 6

GESCO Gesellschaft für Unternehmenscommunikation GmbH, Grimmelshausengasse 1, Vienna, Austria ("Gesco")
Relation to the Company: related entity Description of relations – see Annex 7

IMMORENT _R, s.r.o. Národní 973/41, Prague 1, Czech Republic ("Immorent _R")
Relation to the Company: related entity Description of relations – see Annex 8

ÖCI-Unternehmensbeteiligungs- gesellschaft.m.b.H., Am Graben 21, Vienna, Austria ("OCI")
Relation to the Company: related entity Description of relations – see Annex 9

S – Bohemia leasing, a.s., Biskupská 5, České Budějovice, Czech Republic ("S – Bohemia leasing")
Relation to the Company: related entity Description of relations – see Annex 10

Salzburger Sparkasse Bank AG, Alter Markt 3, Salzburg, Austria ("Salzburger Sparkasse")
Relation to the Company: related entity Description of relations – see Annex 11

Samson České Budějovice, spol. s r.o., Biskupská 5, České Budějovice, Czech Republic ("Samson České Budějovice")
Relation to the Company: related entity Description of relations – see Annex 12

Slovenská sporiteľňa, a.s., Suché myto 4, Bratislava, Slovakia ("Slovenská sporiteľňa")
Relation to the Company: related entity Description of relations –see Annex 13

Sparkasse Mühlviertel – West Bank AG, Stadtplatz 24, Rohrbach, Austria ("Sparkasse Mühlviertel – West")
Relation to the Company: related entity Description of relations – see Annex 14

Corporate development České spořitelny, a.s., Na Perštýně 1/342, Prague 1, Czech Republic ("Corporate development")
Relation to the Company: indirectly related entity and concurrently directly controlled entity
Description of relations – see Annex 15

Factoring České spořitelny, a.s., Pobřežní 46, Prague 8, Czech Republic ("Factoring ČS")
Relation to the Company: indirectly related entity and concurrently directly controlled entity
Description of relations – see Annex 16

Informatika České spořitelny, a.s., Václavské nám. 21, Prague 1, Czech Republic ("Informatika ČS")
Relation to the Company: indirectly related entity and concurrently directly controlled entity
Description of relations – see Annex 17

Investiční společnost České spořitelny, a.s., Rásnovka 12, Prague 1, Czech Republic ("Investiční společnost ČS")
Relation to the Company: indirectly related entity and concurrently directly controlled entity
Description of relations – see Annex 18

Spořitelní kapitálová společnost, a.s., Řásnovka 12, Prague 1, Czech Republic ("Spořitelní kapitálová společnost")
Relation to the Company: indirectly related entity and concurrently indirectly controlled entity
Description of relations – see Annex 19

Leasing České spořitelny , a.s., Střelničná 8, Prague 8, Czech Republic ("Leasing ČS")
Relation to the Company: indirectly related entity and concurrently directly controlled entity
Description of relations – see Annex 20

Penzijní fond České spořitelny, a.s., Poláčkova 1976/2, Prague 4, Czech Republic ("Penzijní fond ČS")
Relation to the Company: indirectly related entity and concurrently directly controlled entity
Description of relations – see Annex 21

Pojišťovna České spořitelny, a.s., nám. Republiky 115, Pardubice, Czech Republic ("Pojišťovna ČS")
Relation to the Company: indirectly related entity and concurrently directly controlled entity
Description of relations – see Annex 22

Sindat consulting České spořitelny, a.s., Ukrajinská 10, Prague 10, Czech Republic ("Sindat ČS")
Relation to the Company: indirectly related entity and concurrently directly controlled entity
Description of relations – see Annex 23

Stavební spořitelna České spořitelny , a.s., pplk. Sochora 27, Prague 7, Czech Republic ("Stavební spořitelna ČS")
Relation to the Company: indirectly related entity and concurrently directly controlled entity
Description of relations – see Annex 24

ANNEX 1
Banking business with related entities

Financial advisory services

In the accounting period, the reporting entity provided related entities with financial advisory services based on contracts on the provision of financial advisory services under common terms and conditions. In the accounting period, the reporting entity accepted payments in the total amount of CZK 12 million. The reporting entity incurred no detriment as a result of the fulfillment of these contracts in the accounting period.

Loans granted

The reporting entity provided the related entities with funds based on contracts for loans granted under common terms and conditions in the total amount of CZK 4,972 million and ATS 60 million. Of this aggregate balance, the loans drawn in the accounting period amounted to CZK 3,339 million and ATS 60 million; the reporting entity accepted interest in the total amount of CZK 167 million and total principal installments of CZK 1,846 million. The reporting entity incurred no detriment as a result of the fulfillment of these contracts in the accounting period.

Syndicated loans

In the previous accounting periods, the reporting entity participated in syndicated loan agreements where the related entities acted as sub-participants under common terms and conditions. The reporting entity incurred no detriment as a result of the fulfillment of these contracts in the accounting period.

Portfolio administration

In the accounting period, the reporting entity provided related entities with portfolio administration services based on contracts for the provision of portfolio administration services under common terms and conditions and received fees in the aggregate amount of CZK 42 million. The reporting entity incurred no detriment as a result of the fulfillment of these contracts in the accounting period.

Mediation of securities sales and purchases

In the accounting period, the reporting entity provided related entities with securities sale and purchase mediation services based on contracts for securities sale and purchase mediation services under common terms and conditions and received fees in the aggregate amount of CZK 250 million. The reporting entity incurred no detriment as a result of the execution of these transactions in the accounting period.

Securities sales and purchases with related entities

In the accounting period, the reporting entity purchased and sold securities to related entities totaling CZK 11,881 million. This business was conducted under common terms and conditions and the reporting entity incurred no detriment.

Sales of products of the related entities in the reporting entity's network

The reporting entity entered into mandate contracts for the sale of products of related entities within the reporting entity's network under common terms and conditions and received fees totaling CZK 264 million in the accounting period. The reporting entity incurred no detriment as a result of the fulfillment of these contracts in the accounting period.

Offered guarantees and guarantee declarations

The reporting entity provided related entities with guarantees and guarantee declarations based on contracts for the provision of guarantees and guarantee declarations under standard business conditions in the aggregate amount of CZK 11,284 million and ATS 5 million. In the accounting period, the reporting entity received fees amounting to CZK 32 million. The reporting entity incurred no detriment as a result of the fulfillment of these contracts in the accounting period.

Accepted guarantees

The reporting entity accepted guarantees from related entities based on contracts for the acceptance of bank guarantees under common terms and conditions totaling CZK 1,583 million and EUR 2 million. The reporting entity incurred no detriment as a result of the fulfillment of these contracts in the accounting period.

Purchased securities of related entities

The reporting entity purchased and sold securities of related entities under common terms and conditions totaling CZK 5,324 million and paid CZK 40 million as interest expense from securities sold in this manner. The reporting entity incurred no detriment as a result of the fulfillment of these contracts in the accounting period.

Current accounts, term deposits and overdraft accounts

In the accounting period, the reporting entity provided the related entities with monetary services connected with the maintenance of current accounts, term deposits and overdraft accounts based on contracts for opening and maintaining accounts under common terms and conditions. The aggregate year-end balances of current and term accounts, and overdraft accounts were CZK 1,543 million and CZK 249 million, respectively. The reporting entity incurred no detriment as a result of the fulfillment of these contracts in the accounting period.

Credit limits

The reporting entity has approved credit limits for transactions with related entities in the aggregate amount of CZK 1,783 million and ATS 200 million. The reporting entity incurred no detriment in connection with these limits in the accounting period.

General limits

The reporting entity has approved general limits for transactions with related entities relating to current/term deposits/loans, derivatives and purchased own securities in the total amount of CZK 4,210 million and EUR 651 million.

As of the period-end, the reporting entity reported within these limits current/term deposits/loans in the total amount of CZK 8,991 million, derivatives with the notional value of underlying assets amounting to CZK 67,350 million and purchased securities of related entities as stated above. The reporting entity received interest on these transactions in the amount of CZK 157 million during the accounting period.

Within similar limits set by related entities, the reporting entity reported deposits and loans received in the total amount of CZK 915 million and paid interest on these deposits and loans in the amount of CZK 164 million as of the period-end.

ANNEX 2
Description of relations to Erste Bank der oesterreichischen Sparkassen AG

Services (except for leases)

During the accounting period, the reporting entity concluded the following contracts, on the basis of which it obtained these services:

Title	Contracting party	Conclusion date	Effective date	Performance and volume description	Payment	Possible detriment
Management support contract	Erste Bank der oesterreichischen Sparkassen AG	29. 1. 2001	29. 1. 2001	Provision of advisory services in the volume of 2,500 man-days	ATS 20 mil	none incurred

ANNEX 3
Description of relations to
Erste (CR), a.s.

The reporting entity identified no relations of a non-banking nature; the relations with the contracting party Erste (CR), a.s. concerning banking business are listed in Annex 1 of this report.

ANNEX 4
Description of relations to
Erste Bank Hungary Rt

The reporting entity identified no relations of a non-banking nature; the relations with the contracting party Erste Bank Hungary Rt concerning banking business are listed in Annex 1 of this report.

ANNEX 5
Description of relations to
ERSTE-DAT Informatikai Tanacsado es Szolgaltato Kft.

Services (except for leases)

During the accounting period, the reporting entity concluded the following contracts, on the basis of which it obtained these services:

Title	Contracting party	Conclusion date	Effective date	Performance and volume description	Total volume of performance in 2001	Possible detriment
Transfer Agreement	ERSTE-DAT Informatikai Tanacsado es Szolgaltato Kft.	2002	2001	Symbols customization	CZK 198,499 th. + 10% tax	none incurred

ANNEX 6
Description of relations to
Erste and Steiermarkische Bank D.D.

The reporting entity identified no relations of a non-banking nature; the relations with the contracting party Erste and Steiermarkische Bank D.D. concerning banking business are listed in Annex 1 of this report.

ANNEX 7
Description of relations to
GESCO Gesellschaft für Unternehmenscommunikation GmbH

The reporting entity identified no relations of a banking nature; the relations with the contracting party GESCO Gesellschaft für Unternehmenscommunikation GmbH in the area of non-banking business are of an immaterial nature.

ANNEX 8
Description of relations to Immorent ČR, s.r.o.

The reporting entity has identified no relations of a non-banking nature; the relations with the contracting party Immorent ČR, s.r.o. concerning banking business are listed in Annex 1 of this report.

ANNEX 9
Description of relations to ÖCI-Unternehmensbeteiligungs- gesellschaft.m.b.H.,

Services (except for leases)

During the previous accounting period, the reporting entity concluded the following contracts, on the basis of which it obtained these services:

Title	Contracting party	Date of conclusion	Effective date	Description of performance and volume	Total volume in 2001	Possible detriment
Management service agreement	ÖCI-Unternehmens-beteiligungsgesell-schaft.m.b.H.	7. 7. 2000	1. 8. 2000	Providing expert management and consulting services	CZK 253 mil.	none incurred

ANNEX 10
Description of relations to S – Bohemia leasing

The reporting entity has identified no relations of a non-banking nature; the relations with the contracting party S – Bohemia leasing concerning banking business are listed in Annex 1 of this report.

ANNEX 11
Description of relations to Salzburger Sparkasse Bank AG

The reporting entity has identified no relations of a non-banking nature; the relations with the contracting party Salzburger Sparkasse Bank AG concerning banking business are listed in Annex 1 of this report.

ANNEX 12
Description of relations to Samson České Budějovice

The reporting entity has identified no relations of a non-banking nature; the relations with the contracting party Samson České Budějovice concerning banking business are listed in Annex 1 of this report.

ANNEX 13
Description of relations to Slovenská sporiteľňa, a.s.

The reporting entity has identified no relations of a non-banking nature; the relations with the contracting party Slovenská sporiteľňa, a.s. concerning banking business are listed in Annex 1 of this report.

ANNEX 14
Description of relations to Sparkasse Mühlviertel – West Bank AG

The reporting entity has identified no relations of a non-banking nature; the relations with the contracting party Sparkasse Mühlviertel – West Bank AG concerning banking business are listed in Annex 1 of this report.

ANNEX 15
Description of relations to Corporate development České spořitelny, a.s.

Equity investments and methods of acquiring a shareholding in the contracting party

In the accounting period, the reporting entity made the following legal acts, on the basis of which it acquired a shareholding in the contracting party:

Title	Contracting party	Date of conclusion	Effective date	Performance and volume description	Share in the registered capital	Possible detriment
Share Subscription Agreement	Corporate development České spořitelny , a.s.	18. 12. 2001	19. 12. 2001	Monetary contribution in the amount of CZK 5 mil.	100%	none incurred

ANNEX 16
Description of relations to Factoring České spořitelny, a.s.

Other performance provided

In the accounting period, the reporting entity made the following legal acts, on the basis of which it acquired a shareholding in the contracting party:

Legal title	Recipient of the contribution	Date of conclusion	Effective date	Description of performance and volume	Share in the registered capital	Possible detriment
Agreement on Subscription and Transfer of Shares	Factoring České spořitelny, a.s.	2001	2001	Issuance of 180 new shares with a nominal value of CZK 300 th. per share, in the total value of CZK 54 mil.	100%	did not arise

On the basis of this legal act, the reporting entity became the sole shareholder of the contracting party, it increased the share capital of the contracting party from CZK 30 million to CZK 84 million and paid up the subscribed shares on 20 December 2001.

Other factual measures – compensation for damages

Given that the company, which pursuant to a Shares Transfer Agreement dated 20 June 2001 sold a 90 percent shareholding in the contracting party to the reporting entity, failed to meet the conditions underlying the transaction, that is, it failed to collect a doubtful receivable with a nominal value of CZK 101.4 million, this receivable was transferred to the seller pursuant to Amendment 1 to the Agreement referred to above for consideration of CZK 14.4 million. Based upon a notice of the contracting party dated 14 December 2001 (in terms of Section 193 (1) of the Commercial Code) to the controlling entity (the reporting entity), the reporting entity, as the sole shareholder acting in the capacity as a general meeting, resolved on 18 December 2001 to settle the loss from the transfer of the receivable as determined by a third party independent appraiser. Pursuant to Section 66 (8) of the Commercial Code the loss was settled by providing compensation of CZK 87 million which represents a difference between the originally proposed price for the shares and the ultimate consideration paid.

Description of damage	Legal Acts	Recipient	Date of damage	Date of performance	Total amount of damage
Transfer of the disputable claim for payment	Amendment .1 to the Shares Transfer Agreement dated 20 June 2001 and the Resolution of the sole shareholder acting in the capacity as at the general meeting	Factoring České spořitelny, a.s.	29. 11. 2001	18. 12. 2001	CZK 87 mil.

Annex 17
Description of relations to Informatika České spořitelny, a.s.

Purchase of merchandise, materials, products and other items In the reporting period, the reporting entity concluded the following contracts, on the basis of which it purchased these materials, products, merchandise or other items:

Title	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
Purchase contracts – 7 contracts	Informatika České spořitelny, a.s.	2001	2001	Purchase of IT equipment	CZK 236 mil.	none incurred

Services (except for leases)

During the accounting period, the reporting entity concluded the following contracts, on the basis of which it obtained these services:

Title	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
General contact 1/2001 and 9 performance contracts	Informatika České spořitelny, a.s.	2001	2001	Providing maintenance, support and administrative services in the field of IT. The general contract includes provisions, which are common for all the executive contracts	The prices in the individual performance contracts include costs of providing the services concerned and appropriate profit	none incurred

Title	Contracting party	Date of conclusion	Effective date	Performance description	Possible detriment
Contract No. 1002/01	Informatika České spořitelny, a.s.	2001	2001	Contract for storage of spare parts and using them in repair work	none incurred

Sales of fixed assets

In the accounting period, the reporting entity concluded the following contracts, on the basis of which it sold fixed assets as follows:

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
Contracts of sale – 17 contracts	Informatika České spořitelny , a.s.	2001	2001	Sale of used cars, used and worn-down movable assets	CZK 13 Mio	none incurred

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
License contract	Informatika České spořitelny, a.s.	2001	2001	550 licenses	CZK 12 Mio	none incurred

Services (except for leases)

In the accounting period, the reporting entity concluded the following contracts, on the basis of which it provided services as follows:

Name	Contracting party	Date of conclusion	Effective date	Description and total amount of performance	Possible detriment
Contracts for the provision of services and renting of non-residential spaces – 11 contracts	Informatika České spořitelny, a.s.	2001	2001	The rental level corresponds to normal rents in the localities of rented spaces	none incurred

Other contracts

In the accounting period, the reporting entity additionally concluded the following contracts:

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in accounting period	Possible detriment
Transfer agreement	Informatika České spořitelny, a.s.	2000 and 2001	2001	Agreement on the employer's partial transfer in terms of Section 250 of the Labor Code and Agreement on the employer's partial transfer in terms of Section 249 of the Labor Code	Without payment	none incurred

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
General contract for cooperation	Informatika České spořitelna, a.s.	1998	1998	General adjustment of mutual cooperation terms	Without financial performance	none incurred

ANNEX 18
Description of relations to Investiční společnost České spořitelny, a.s.

Provided services

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
Contracts for payment for use of logo, business name, transfer of the right to use trade mark	Investiční společnost České spořitelny, a.s.	2001	2001	Use of ČS business name for commercial and other activities, use of logo	CZK 2 Mio.	none incurred

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
Basic contract of mutual cooperation	Investiční společnost České spořitelny, a.s.	2000	For an indefinite period of time	Jointly realized business activities concerning client segments	Specification of cooperation and possible financial commitments in specific contracts	none incurred

Other performances

Contracting party	Relations contents	Ground of decision	Total amount of performance in the accounting period	Possible detriment
Investiční společnost České spořitelny, a.s.	Dividends paid for 2000	Decision of the sole shareholder (Česká spořitelna)	CZK 225 mil.	none incurred

ANNEX 19
Description of relations to Spořitelní kapitálová společnost, a.s.

The reporting entity identified no relations of a non-banking nature; the relations with the contracting party Spořitelní kapitálová společnost, a.s. concerning banking business are listed in Annex 1 of this report.

ANNEX 20
Description of relations to Leasing České spořitelny, a.s.

Accepted leases

In the accounting period, the reporting entity concluded the following lease contracts, on the basis of which it leased the following movable/immovable assets:

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total sum of installments and advance payment	Total amount of performance in the accounting period	Possible detriment
Lease contracts	Leasing České spořitelny , a.s.	2001	2001 to 2005	Lease of transport facilities	CZK 124 mil	CZK 14 mil	none incurred

In the accounting period, the reporting entity leased movable/immovable assets on the basis of the following lease contracts concluded in past accounting periods:

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total sum of installments and advance payment	Total amount of performance in the accounting period	Possible detriment
Lease contracts	Leasing České spořitelny , a.s.	1996 to 1999	1996 to 2002	Lease of transport technology	CZK 1,463 mil	CZK 29 mil	none incurred

Services (except for leases)

In the accounting period, the reporting entity concluded the contracts, on the basis of which it provided services as follows:

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in accounting period	Possible detriment
Contracts to transfer the right to use logo	Leasing České spořitelny , a.s.	2001	For an indefinite period of time	Transfer of the right to use the logo Leasing České spořitelny	CZK 15 mil	none incurred

Received dividends

In the accounting period, the reporting entity received the following amounts:

Legal title	Counterpart	Date of performance	Total volume of the dividend	Possible detriment
General meeting's resolution	Leasing České spořitelny , a.s.	2001	CZK 56 mil	none incurred

ANNEX 21
Description of relations to Penzijní fond České spořitelny, a.s.

Provided services

The reporting entity provided the following services

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
Contracts for renting of non-residential spaces and movable assets	Penzijní fond České spořitelny, a.s.	1999 to 2000	1999 to 2000	Renting of office premises and non-residential spaces	CZK 6 mil	none incurred

Other performance

In the accounting period, the reporting entity settled the following damage:

Description of loss	Counterpart	Date of loss	Date of performance	Total amount of loss	Paid	Possible detriment
Cost of change of contracting party's logo	Penzijní fond České spořitelny, a.s.	2001	2001	CZK 11 mil	CZK 11 mil	none incurred

ANNEX 22
Description of relations to Pojišťovna České spořitelny, a.s.

Services (except for leases)

In the accounting period, the reporting entity accepted services on the basis of the following contracts concluded in past accounting periods:

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
Summary of insurance contracts	Pojisťovna České spořitelny, a.s.	before 2001	2001	Insurance contracts concerning various insurance classes	CZK 68 mil	none incurred

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
Contracts for renting of non-residential spaces and office premises	Pojisťovna České spořitelny, a.s.	Under individual contracts	Under individual contracts	Rent of non-residential premises	CZK 17 mil	none incurred

Other legal acts

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
Contract to transfer the right to use logo	Pojisťovna České spořitelny, a.s.	2001	2001	Granting the right to use the logo Pojišťovna České spořitelny	CZK 8 mil	none incurred

ANNEX 23 Description of relations to Sindat consulting České spořitelny, a.s.

Services (except for leases)

In the accounting period, the reporting entity concluded the following contracts, on the basis of which it accepted services as follows:

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
Advisory services contracts – 21 contracts	Sindat consulting České spořitelny, a.s.	2000 to 2001	2000 to 2002	Accepted advisory services	CZK 25 mil	none incurred

Other legal acts

Name	Contracting party	Date of conclusion	Effective date	Performance description	Name	Possible detriment
Contract for payment for the use of logo and name	Sindat consulting České spořitelny, a.s.	2001	2001	Fee for the use of logo	CZK 0.2 mil	none

ANNEX 24
Description of relations to Stavební spořitelna České spořitelny, a.s.

Other legal acts

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
Contract for payment for the use of logo and name	Stavební spořitelna České spořitelny,a .s.	2001	2001	Fee for the use of ČS logo and business name	CZK 8 mil	none incurred

Name	Contracting party	Date of conclusion	Effective date	Performance description	Total amount of performance in the accounting period	Possible detriment
Contract for the provision of expert assistance	Stavební spořitelna České spořitelny,a .s.	2000	2000	In connection with the construction of the new Stavební spořitelna building, the agreement on the provision of expert assistance, construction oversight over the period of the development project	No payments	none incurred

Received dividends

In the accounting period, the reporting entity received the following dividends:

Legal title	Counterpart	Date of performance	Total volume of dividend	Possible detriment
General meeting's resolution	Stavební spořitelna České spořitelny,a .s.	2001	CZK 90 mil	none incurred

E. CONCLUSION

Our review of the legal relations between the reporting entity and the related parties indicates that the reporting entity incurred no damage as a result of contractual arrangements, other legal acts or other measures implemented, made or adopted by the reporting entity during the year ended 31 December 2001 in the interest, or at the initiative, of individual related parties.

Gernot MITTENDORFER
Member of the Board of Directors
and Deputy CEO

Karel Jan JENÍČEK
Member of the Board of Directors
and Deputy CEO

Tel.: +420 (2) 248 95 500
Fax: +420 (2) 248 95 555
www.deloitteCE.com

Deloitte & Touche

Auditor's Report to the Shareholders of Česká spořitelna, a.s.

We have audited the unconsolidated financial statements of Česká spořitelna, a.s. for the year ended 31 December 2001 prepared in accordance with the Accounting Act and applicable Czech regulations, and have issued our unqualified report thereon dated 22 March 2002. We have also audited the consolidated financial statements of Česká spořitelna, a.s. for the year ended 31 December 2001 prepared in accordance with International Accounting Standards and have issued our unqualified report thereon dated 12 April 2002. These financial statements and auditor's reports are included on pages 119 to 159 and on pages 59 to 109 in this annual report.

We have reviewed the factual accuracy of information included in the report on transactions with related parties included in this annual report on pages 171 to 186. This report is the responsibility of the Company's Board of Directors. Nothing has come to our attention based on our review that indicates that there are material factual inaccuracies in the information contained in the report.

We have read other financial information included in this annual report for consistency with the audited financial statements. The responsibility for the completeness and correctness of the annual report rests with the Company's Board of Directors. In our opinion, other financial information included in this annual report is consistent, in all material respects, with the audited financial statements.

Prague, 7 June 2002

Audit firm:
Deloitte & Touche spol. sr.o
Certificate no. 79

Statutory auditor:
Michal Petrman
Certificate no. 1105

Deloitte
Touche
Tohmatsu

SELECTED FINANCIAL PERFORMANCE
1. QUARTER 2002, ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS

(unaudited)

MCZK	Consolidated 31. 3. 2002	Unconsolidated 31. 3. 2002
Interest income and similar income	6,745	5,990
Interest expense and similar expense	(2,699)	(2,372)
Net interest income	**4,046**	**3,618**
Provisions for losses on loans and advances	(499)	(468)
Net interest income after provisions for losses on loans and advances	**3,547**	**3,150**
Fee and commission income	1,655	1,583
Fee and commission expense	(126)	(77)
Net fee and commission income	**1,529**	**1,506**
Net profit on financial operations	153	153
General administrative expenses	(3,640)	(3,268)
Other operating expenses, net	(108)	(185)
Profit before taxes	**1,481**	**1,356**
Income tax expense	(508)	(484)
Profit after taxes	973	872
Minority interest	(30)	0
Net profit for the year	**943**	**872**
Total Assets	**490,977**	**441,995**
Loans and advances to clients	177,080	164,710
Amounts owed to clients	400,548	365,516
Shareholders' equity	25,355	24,998

CONCLUSIONS
OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS HELD ON 22 MAY 2002

At the Annual General Meeting of Česká spořitelna held on 22 May 2002 in Prague, the shareholders approved the Board of Directors' Report on the Bank's Performance and Financial Position for the year ended 31 December 2001. The shareholders present at the General Meeting were presented with the Supervisory Board's Report for the year ended 31 December 2001 and approved the annual financial statements, consolidated financial statements and proposal for profit allocation. The distributable funds amounted to CZK 7,528 million, of which CZK 152 million was allocated to the statutory reserve fund, CZK 181 million to the social fund and CZK 456 million was allocated to the payment of dividends, which amount to CZK 3 per each share. The balance of retained earnings is CZK 6,739 million.

At the General Meeting of Shareholders, two new appointments were made to the Supervisory Board of Česká spořitelna: Mr Christian Coreth and Mr Maxmilian Hardegg were elected as members of the Supervisory Board, replacing Mr Herbert Schimetschek and Mr Kurt Geiger who resigned from their positions. In addition, the shareholders approved changes to the Bank's Articles of Association whereby, among other things, modifications have been made to the scope of activities of the Supervisory Board and the number of the members of the Board of Directors has increased from seven to eight. Furthermore, the General Meeting approved a framework program for the issuance of bonds.

The shareholders present at the General Meeting approved the de-listing of Česká spořitelna's ordinary registered shares, that is, their withdrawal from public trading. The proposal was submitted by the second biggest shareholders of Česká spořitelna, AVS, which acts in concert with the principal shareholder, Erste Bank.

A summary of Česká spořitelna's shareholders that hold more than 5 percent of the voting power as of 15 May 2002, that is, the decisive date for the participation in the Bank's General Meeting of Shareholders

Erste Bank der oesterreichischen Sparkassen, AG	56.6 %
AVS*	32.9 %
Česká pojišťovna, a.s.	5.3 %

* AVS (DIE ERSTE oesterreichische Spar-Casse Anteilsverwaltungssparkasse) is a holding savings company which holds 41 percent of the issued share capital of Erste Bank. In April 2001, AVS made a public offer to purchase Česká spořitelna's shares.

CURRENT DISTRICT BRANCH DIRECTORY

AS OF MAY 22, 2002

Locality	Address	Postal Code	Telephone	Fax
Brno	Jánská 6	601 55	+420-5/ 42125111	+420-5/ 42125165
Břeclav	Národních hrdinů 7	690 58	+420-627/ 307234	+420-627/ 321296
České Budějovice	U Černé věže 1	370 26	+420-38/ 7717111	+420-38/ 7717483
Děčín	Pohraniční 1385/14	405 93	+420-412/ 590111	+420-412/ 510601
Hradec Králové	tř. ČSA 402	500 40	+420-49/ 5066111	+420-49/ 5513065
Jihlava	Křížová 1	586 23	+420-66/ 7140111	+420-66/ 7321669
Karlovy Vary	tř. TGM 14	361 18	+420-17/ 3222582-4	+420-17/ 3226135
Karviná	K. Sliwky 8a/50	733 21	+420-69/ 6395111	+420-69/ 6345611
Kladno	nám. Svobody 2003	272 66	+420-312/ 292611	+420-312/ 628600
Klatovy	nám. Míru 152	339 18	+420-186/ 340111	+420-186/ 310332
Kolín	Rubešova 50	280 14	+420-321/ 739111	+420-321/ 739103
Liberec	Felberova 12/9	460 98	+420-48/ 5234111	+420-48/ 5103060
Mladá Boleslav	nám. Míru 47	293 51	+420-326/ 716411	+420-326/ 329011
Most	Bankovní 1300	434 57	+420-35/ 6445111	+420-35/ 7708978
Náchod	Karlovo nám. 179	547 25	+420-441/ 415231	+420-441/ 423150
Nový Jičín	Štefánikova 13	741 11	+420-656/ 779442	+420-656/ 779435
Olomouc	tř. Svobody 19	771 05	+420-68/ 5526111	+420-68/ 5222501
Opava	nám. Republiky 15	746 71	+420-653/ 683111	+420-653/ 621920
Ostrava	nám. Dr. E. Beneše 6	702 70	+420-69/ 6209111	+420-69/ 6113242
Pardubice	tř. Míru 72	531 07	+420-40/ 6812111	+420-40/ 6615702
Písek	Alšovo nám. 178	397 39	+420-362/ 757111	+420-362/ 757120
Plzeň	Františkánská 15	305 09	+420-19/ 7212111	+420-19/ 7320698
Praha 1	Rytířská 29	111 21	+420-2/ 24101111	+420-2/ 24212713
Praha 2	Jugoslávská 19	120 24	+420-2/ 21634114	+420-2/ 24246575
Praha 4	Budějovická 1912	140 21	+420-2/ 61071111	+420-2/ 61072002
Praha 5	Štefánikova 17/247	150 31	+420-2/ 61097111	+420-2/ 57324127
Praha 8	Sokolovská 1	186 53	+420-2/ 21801313	+420-2/ 22326187
Prostějov	Žižkovo nám. 17	796 98	+420-508/ 305111	+420-508/ 305120
Příbram	Milínská 166	261 22	+420-306/ 646111	+420-306/ 646240
Svitavy	nám. Míru 34	568 15	+420-461/ 562111	+420-461/ 530780
Tábor	tř. 9. května 518	390 02	+420-361/ 495111	+420-361/ 251693
Ústí nad Labem	Mírové nám. 2	400 58	+420-47/ 5255199	+420-47/ 5220532
Zlín	Zarámí 4463	761 65	+420-67/ 7612111	+420-67/ 7437076

GLOSSARY OF TERMS

ATM (Automatic Teller Machine):	computerized machine used for cash withdrawals using a card and a personal identification number (PIN).
Capital adequacy:	a ratio of capital to risk weighted assets, the CNB requires that banks have a minimum capital adequacy ratio of 8 percent.
Client Center:	an advanced and effective information, selling and advisory center based in Prostějov which is accessible by phone 24 hours a day.
Code of Ethics:	a set of ethics which sets out clearly and concisely the formulated rules of conduct of staff and management of the Bank.
Consolidation:	the method of combining the financial statements of the parent company with the financial statements of its subsidiaries.
Cost/income ratio:	ratio of operating expenses and operating income.
Credit scoring:	a method of assessing a client's ability to take on and repay a loan by assigning standardized points to his relevant characteristics.
Česká konsolidační agentura:	As of 1 September 2001, Česká konsolidační agentura (ČKA) was formed as a non-banking institution and as the successor to Konsolidační banka, s.p.ú. ČKA is principally engaged in managing debts and other selected assets pursuant to Czech Government resolutions.
Deferred tax asset:	a tax asset resulting from expenses that have been realized but can reduce future tax liabilities.
Electronic banking:	the clients access their accounts maintained by the Bank via phone, mobile phone, internet or PC without having to pay a personal visit to the Bank.
Equity:	represents the difference between the Bank's assets and actual liabilities.
Gap analysis:	comparison of the Bank's assets and liabilities (including off balance sheet accounts) at intervals by the period of their revaluation.
Goodwill:	the value by which the acquisition cost of an investment exceeds the fair value of net identifiable assets at the date of the acquisition.
Hedging:	represents steps taken to minimize the potential loss to a seller or a buyer as a result of future fluctuations in prices, exchange rates and similar market factors.
IAS:	International Accounting Standards
Mandatory minimum reserves:	reserves maintained by the Bank at a set percentage of primary liabilities to non-bank customers.
Market maker:	a dealer in securities or other assets, a entity that buys and sells on its own account; in order to operate effectively a market maker needs to carry a sufficient supply of securities or other assets in its accounts.
Net interest margin:	ratio of net interest income to the average balance of gross assets.

Non-interest income/ operating income ratio:	non-interest income is equal to the difference between operating income and net interest income.
Ombudsman (Office of the Ombudsman):	a team focused on following up on the complaints, queries and recommendations of the Bank's clients.
POS (point of sale) terminal:	a terminal allowing vendors to accept payment cards.
Primary deposits:	deposits placed with the Bank by its retail and corporate clients.
Rating of the Bank:	an assessment of the Bank by a reputable independent agency.
Repo transactions:	are transactions under which securities are sold under agreements to repurchase at a pre-determined price.
Reserves and provisions:	capital set aside to cover potential losses on troubled assets.
Reverse repo transactions:	are transactions under which securities are purchased under agreements to resell at a pre-determined price.
Ring-fence:	a delimitation of non-performing assets in the Bank's balance sheet.
ROA (Return on Assets):	an indicator that shows how much profit the Bank generated per CZK 100 in assets.
ROE (Return on Equity):	an indicator that shows how much profit the Bank generated per CZK 100 in equity.
Share premium fund:	consists of share premium which represents a positive difference between the issue price of shares and their nominal value.
Subordinated debt:	a form of increasing capital by taking on a loan which is subordinated to all other debts of the Bank in the event of settlement.
Value at Risk (VAR):	a risk assessment method that estimates the development of a selected indicator based on historical data and confidence levels over the required time horizon and provides a measure of the highest potential loss with the selected confidence level.

INDEX

Regina Ovesny-Straka
Slovenská sporiteľňa, a.s.,
Slovakia





Leila and Sava Dalbokov
Erste & Steiermärkische Banka, d.d., Croatia

István Balogh
Erste Bank AG,
Vienna, Austria





Hana Cygonková
Erste Bank AG, Vienna, Austria

Andrea Koleková
Slovenská sporiteľňa, a.s.,
Slovakia





Monika Nikodýmová
Slovenská sporiteľňa, a.s., Slovakia

Klaus Ebner
Erste Bank Hungary Rt.,
Hungary





Patricie Plášková
Česká spořitelna, a.s., Czech Republic

People on photographs in this Annual Report are employees of Financial Group of Erste Bank, with Česká spořitelna as the Group member